     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 1, 1996

                                                       REGISTRATION NO. 33-
                                                                        811-8514
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                            ------------------------

                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
            SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM
                                     N-8B-2
                         INITIAL REGISTRATION STATEMENT

                            ------------------------

                        CONNECTICUT MUTUAL VARIABLE LIFE
                               SEPARATE ACCOUNT I

                           (Exact Name of Registrant)

                            ------------------------

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                               1295 STATE STREET
                        SPRINGFIELD, MASSACHUSETTS 01111

                    (Address of Principal Executive Office)

                            ------------------------

                           THOMAS F. ENGLISH, ESQUIRE
                               1295 STATE STREET
                        SPRINGFIELD, MASSACHUSETTS 01111

               (Name and Address of Agent for Service of Process)

                            ------------------------

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
  AS SOON AS POSSIBLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

                            ------------------------

    PURSUANT TO RULE 24F-2 UNDER THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT HEREBY ELECTS TO REGISTER AN INDEFINITE AMOUNT OF SECURITIES BEING OFFERED. THE AMOUNT OF THE FILING FEE IS $500.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      RECONCILIATION AND TIE BETWEEN ITEMS
                       IN FORM N-8B-2 AND THE PROSPECTUS

           ITEM NO. OF
           FORM N-8B-2             CAPTION IN PROSPECTUS
---------------------------------  -------------------------------------------------------------------------------
1................................  Cover Page
2................................  Cover Page
3................................  Not Applicable
4................................  Distribution
5................................  MML, The Separate Account
6................................  The Separate Account
7................................  Not Applicable
8................................  Not Applicable
9................................  Legal Proceedings
10...............................  Summary; Description of MML, the Separate Account, the Fund and VIPF; The
                                   Policy; Policy Termination and Reinstatement; Other Policy Provisions
11...............................  Summary; The Fund; VIPF; Investment Objectives and Policies
12...............................  Summary; The Fund; VIPF
13...............................  Summary; The Fund; VIPF; Investment Advisory Services to the Fund; Investment
                                   Advisory Services to VIPF; Charges and Deductions
14...............................  Summary; Application for a Policy
15...............................  Summary; Application for a Policy; Premium Payments; Allocation of Net Premiums
16...............................  The Separate Account; The Fund; VIPF; Premium Payments; Allocation of Net
                                   Premiums
17...............................  Summary; Surrender; Partial Withdrawal; Charges and Deductions; Policy
                                   Termination and Reinstatement
18...............................  The Separate Account; The Fund; VIPF; Premium Payments
19...............................  Reports; Voting Rights
20...............................  Not Applicable
21...............................  Summary; Policy Loans; Other Policy Provisions
22...............................  Other Policy Provisions
23...............................  Not Required
24...............................  Other Policy Provisions
25...............................  MML
26...............................  Not Applicable
27...............................  MML
28...............................  Directors and Principal Officers of MML
29...............................  MML
30...............................  Not Applicable
31...............................  Not Applicable
32...............................  Not Applicable
33...............................  Not Applicable

           ITEM NO. OF
           FORM N-8B-2             CAPTION IN PROSPECTUS
---------------------------------  -------------------------------------------------------------------------------
34...............................  Not Applicable
35...............................  Distribution
36...............................  Not Applicable
37...............................  Not Applicable
38...............................  Summary; Distribution
39...............................  Summary; Distribution
40...............................  Not Applicable
41...............................  MML; Distribution
42...............................  Not Applicable
43...............................  Not Applicable
44...............................  Premium Payments; Policy Value and Cash Surrender Value
45...............................  Not Applicable
46...............................  Policy Value and Cash Surrender Value; Federal Tax Considerations
47...............................  MML
48...............................  Not Applicable
49...............................  Not Applicable
50...............................  The Separate Account
51...............................  Cover Page; Summary; Charges and Deductions; The Policy; Policy Termination and
                                   Reinstatement; Other Policy Provisions
52...............................  Addition, Deletion or Substitution of Investments
53...............................  Federal Tax Considerations
54...............................  Not Applicable
55...............................  Not Applicable
56...............................  Not Applicable
57...............................  Not Applicable
58...............................  Not Applicable
59...............................  Not Applicable

              CONNECTICUT MUTUAL VARIABLE LIFE SEPARATE ACCOUNT I

       THE BLUE CHIP COMPANY'S VARIABLE UNIVERSAL LIFE POLICIES ISSUED BY

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

              1295 STATE STREET, SPRINGFIELD, MASSACHUSETTS 01111
                                 (413) 788-8411

                            ------------------------

    This Prospectus describes The Blue Chip Company's Variable Universal Life Policies, which are individual flexible premium variable life insurance policies ("Policies") offered by Massachusetts Mutual Life Insurance Company ("MML") to applicants Age 80 years old and under. Within limits, a Policyowner may choose the amount of initial premium desired and the initial Sum Insured. A Policyowner has the flexibility to vary the frequency and amount of premium payments, subject to certain restrictions and conditions. A Policyowner may withdraw a portion of the Policy's Surrender Value, or the Policy may be fully surrendered at any time, subject to certain limitations. Because of the substantial nature of the surrender charge, especially in the early Policy Years, the Policy is not suitable for short-term investment purposes. A Policyowner contemplating surrender of a Policy should pay special attention to the limitation of deferred sales charges on surrenders in the first two years following issuance or Face Amount increase.

    The Policies permit Policyowners to allocate Net Premiums among up to seven sub-accounts of Connecticut Mutual Variable Life Separate Account I, a separate investment account of MML, and a fixed interest account of MML. Each Sub-Account invests its assets in a corresponding investment portfolio of the Connecticut Mutual Financial Services Series Fund I, Inc. ("CML Fund") or Variable Insurance Products Fund (the "Fidelity VIPF Fund") (together the "Funds").

    In certain circumstances, a Policy may be considered a "modified endowment contract." Under the Internal Revenue Code of 1986, as amended (the "Code"), any policy loan, partial withdrawal or surrender from a modified endowment contract may be subject to tax and tax penalties. See "FEDERAL TAX CONSIDERATIONS -- Modified Endowment Contracts."

                            ------------------------

    IT MAY NOT BE ADVANTAGEOUS TO PURCHASE FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE AS EITHER A REPLACEMENT FOR YOUR CURRENT LIFE INSURANCE OR IF YOU ALREADY OWN A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY. "BLUE CHIP" REFERS TO MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY; IT DOES NOT REFER TO EITHER THE POLICIES OR THE NATURE OF THE SECURITIES IN WHICH THE SUB-ACCOUNTS WILL INVEST. THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY CURRENT PROSPECTUSES OF THE FUNDS. INVESTORS SHOULD RETAIN A COPY OF THIS PROSPECTUS FOR FUTURE REFERENCE.

    THE POLICIES DESCRIBED IN THIS PROSPECTUS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                  The date of this prospectus is March 1, 1996

                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                             ---------
SPECIAL TERMS..............................................................................................          4
SUMMARY....................................................................................................          7
PERFORMANCE INFORMATION....................................................................................         15
DESCRIPTION OF MML, THE SEPARATE ACCOUNT AND THE FUNDS.....................................................         17
  MML......................................................................................................         17
  The Separate Account.....................................................................................         17
  The CML Fund.............................................................................................         18
  The Fidelity VIPF Fund...................................................................................         18
  Investment Objectives and Policies.......................................................................         18
  Investment Advisory Services to the CML Fund.............................................................         19
  Investment Advisory Services to The Fidelity VIPF Fund...................................................         20
  Fidelity VIPF Fund Portfolios............................................................................         20
  Addition, Deletion or Substitution of Investments........................................................         21
  Voting Rights............................................................................................         21
THE POLICY.................................................................................................         22
  Application for a Policy.................................................................................         22
  Free Look Period.........................................................................................         23
  Conversion Privileges....................................................................................         23
  Premium Payments.........................................................................................         24
  Incentive Funding Discount...............................................................................         24
  Allocation of Net Premiums...............................................................................         25
  Transfer Privilege.......................................................................................         25
  Death Proceeds...........................................................................................         26
  Sum Insured Options......................................................................................         26
  Change in Sum Insured Option.............................................................................         28
  Change in Face Amount....................................................................................         29
  Policy Value and Surrender Value.........................................................................         30
  Payment Options..........................................................................................         31
  Optional Insurance Benefits..............................................................................         31
  Surrender................................................................................................         31
  Partial Withdrawal.......................................................................................         32
CHARGES AND DEDUCTIONS.....................................................................................         32
  Surrender Charge.........................................................................................         32
  Tax Expense Charge.......................................................................................         34
  Monthly Deduction from Policy Value......................................................................         34
  Charges Against Assets of the Separate Account...........................................................         36
  Charges on Partial Withdrawal............................................................................         37
  Transfer Charges.........................................................................................         38
  Charge for Increase in Face Amount.......................................................................         38
  Other Administrative Charges.............................................................................         38
  Special Provisions for Group or Sponsored Arrangements...................................................         38
POLICY LOANS...............................................................................................         39
  Loan Interest Charged....................................................................................         39
  Repayment of Debt........................................................................................         39
  Effect of Policy Loans...................................................................................         40
POLICY TERMINATION AND REINSTATEMENT.......................................................................         40
  Termination..............................................................................................         40
  Reinstatement............................................................................................         40

                                                                                                               PAGE
                                                                                                             ---------
OTHER POLICY PROVISIONS....................................................................................         41
  Policyowner..............................................................................................         41
  Beneficiary..............................................................................................         41
  Incontestability.........................................................................................         42
  Suicide..................................................................................................         42
  Age and Sex..............................................................................................         42
  Participating Contract...................................................................................         42
  Assignment...............................................................................................         42
  Postponement of Payments.................................................................................         43
DIRECTORS AND PRINCIPAL OFFICERS OF MML....................................................................         43
DISTRIBUTION...............................................................................................         47
REPORTS....................................................................................................         48
LEGAL PROCEEDINGS..........................................................................................         48
FURTHER INFORMATION........................................................................................         48
INDEPENDENT ACCOUNTANTS....................................................................................         48
FEDERAL TAX CONSIDERATIONS.................................................................................         48
  MML's Tax Status.........................................................................................         49
  Policy Proceeds, Premiums and Loans......................................................................         49
  Modified Endowment Contracts.............................................................................         50
  Qualified Plans..........................................................................................         51
  Diversification Standards................................................................................         51
MORE INFORMATION ABOUT THE GENERAL ACCOUNT.................................................................         52
  General Description......................................................................................         52
  General Account Value....................................................................................         52
  The Policy...............................................................................................         53
  Transfers, Surrenders, Partial Withdrawals and Policy Loans..............................................         53
FINANCIAL STATEMENTS.......................................................................................         53
APPENDIX A -- Optional Benefits............................................................................        A-1
APPENDIX B -- Payment Options..............................................................................        B-1
APPENDIX C -- Illustrations of Sum Insured, Policy Values and Accumulated Premiums.........................        C-1
APPENDIX D -- Calculation of Maximum Surrender Charges.....................................................        D-1

                                 SPECIAL TERMS

Accumulation Unit:       A measure of interest in a Sub-Account.

Age:                     The Insured's age as of his or her birthday nearest to a Policy anniversary.

Beneficiary:             The person(s) designated by the owner of the Policy to receive the
                          Death Proceeds upon the death of the Insured.

Company:                 Massachusetts Mutual Life Insurance Company.

Date of Issue:           The date set forth in the Policy used to determine the Monthly
                          Payment Date, Policy months, Policy years, and Policy
                          anniversaries.

Death Proceeds:          Prior to the Maturity Date, the Death Proceeds equal the amount calculated under the applicable Sum Insured Option (Option 1 or
                          Option 2), less Debt outstanding at the time of the Insured's death and any due and unpaid Monthly Deductions. After the
                          Maturity Date, the Death Proceeds equal the Policy Value less Debt outstanding at the time of the Insured's death.

Debt:                    All unpaid Policy loans plus interest due or accrued on such loans.

Delivery Receipt:        An acknowledgment, signed by the Policyowner and returned to the
                          Service Center, acknowledging that the Policyowner has received both the Policy and the Notice of Withdrawal Rights.

Evidence of
 Insurability:           Information, including medical information in form satisfactory to
                          MML, to determine the Insured's Premium Class.

Face Amount:             The amount of insurance coverage applied for. The Face Amount of each Policy is set forth in the specification pages of the Policy.

General Account:         All the assets of MML other than those held in a separate account.

Guideline Annual
 Premium:                The annual amount of premium that would be payable through the
                          Maturity Date of a Policy for the Sum Insured, if premiums were fixed by MML as to both timing and amount, and monthly cost of insurance charges were based on the 1980 Commissioners Standard
                          Ordinary Mortality Tables (Mortality Table B, Smoker or Non-
                          Smoker, for unisex Policies), net investment earnings at an annual effective rate of 5%, and fees and charges as set forth in the
                          Policy and any Policy riders. The Sum Insured Option 1 Guideline
                          Annual Premium is used when calculating the maximum surrender charge.

Guideline Minimum Sum
 Insured:                The minimum Sum Insured required to qualify the Policy as "life insurance" under Federal tax laws. The Guideline Minimum Sum
                          Insured varies by Age. It is calculated by multiplying the Policy
                          Value by a percentage determined by the Insured's Age.

Insurance Amount at
 Risk:                   The Sum Insured less the Policy Value.

Loan Value:              The maximum amount that may be borrowed under the Policy.

Maturity Date:           The Policy anniversary nearest the Insured's 95th birthday. The
                          Maturity Date is the latest date on which a premium payment may be made. After this date, the Death Proceeds equal the Surrender
                          Value of the Policy.

Minimum Monthly Factor:  A monthly premium amount calculated by MML and specified in your
                          Policy. If you pay this amount, MML guarantees that your Policy will not lapse prior to the completion of the fourth year from the
                          Date of Issue or the effective date of either an increase in the
                          Face Amount or a Policy Change which causes a change in the
                          Minimum Monthly Factor. However, making payments at least equal to the Minimum Monthly Factors will not prevent the Policy from lapsing if: (a) Debt exceeds Policy Value less surrender charges;
                          or (b) partial withdrawals and partial withdrawal charges have reduced premium payments below an amount equal to the Minimum
                          Monthly Factor multiplied by the number of months since the Date of Issue or the effective date of an increase.

Monthly Deduction:       Charges deducted monthly from the Policy Value of a Policy prior to the Maturity Date. The charges include the monthly cost of insurance, the monthly cost of any benefits provided by riders, and the monthly administrative charge.

Monthly Payment Date:    The date on which the Monthly Deduction is deducted from Policy
                          Value.

Net Premium:             An amount equal to the premium less a tax expense charge.

Policy Change:           Any change in the Face Amount, the addition or deletion of a rider, or a change in the Sum Insured Option.

Policy Value:            The total amount available for investment under a Policy at any time. It is equal to the sum of (a) the value of the Accumulation
                          Units credited to a Policy in the Sub-Accounts and (b) the accumulation in the General Account credited to that Policy.

Premium Class:           The risk classification that MML assigns the Insured based on the information in the application and any other Evidence of
                          Insurability considered by MML. The Insured's Premium Class will affect the cost of insurance charge and the amount of premium required to keep the Policy in force.

Principal Office:        MML's office, located at 1295 State Street, Springfield,
                          Massachusetts 01111

Service Center:          The location at which MML services the Policy. Currently it is located at VUL Service Center, P.O. Box 15135, Worcester, MA
                          01615-0135.

Pro Rata Allocation:     In certain circumstances, you may specify from which Sub-Account certain deductions will be made or to which Sub-Account Policy
                          Value will be allocated. If you do not, MML will allocate the deduction or Policy Value among the General Account and the
                          Sub-Accounts in the same proportion that the Policy Value in the
                          General Account, less Debt, and the Policy Value in each
                          Sub-Account bear to the total Policy Value, less Debt, on the date of deduction or allocation.

Separate Account:        The Connecticut Mutual Variable Life Separate Account I of MML to
                          which the Policyowner may make Net Premium allocations. The separate account consists of assets segregated from MML's other assets. The investment performance of the assets of the separate account is determined separately from the other assets of MML. The assets of the separate account which are equal to the reserves and other contract liabilities are not chargeable with liabilities arising out of any other business which MML may conduct.

Sub-Account:             A division of the Separate Account. Each Sub-Account invests exclusively in the shares of a corresponding Portfolio of one of the Funds.

Sum Insured:             The amount payable upon the death of the Insured, before the
                          Maturity Date, prior to deductions for Debt outstanding at the time of the Insured's death, partial withdrawals and partial withdrawal charges, if any, and any due and unpaid Monthly
                          Deductions. The amount of the Sum Insured will depend on the Sum
                          Insured Option chosen, but will always be at least equal to the
                          Face Amount.

Surrender Value:         The amount payable upon a full surrender of the Policy. It is the
                          Policy Value less any Debt and applicable surrender charges.

Valuation Date:          A day on which the net asset value of the shares of any of the
                          Portfolios is determined and Accumulation Unit values of the Sub-
                          Accounts are determined. Valuation Dates currently occur on each day on which the New York Stock Exchange is open for business.

Valuation Period:        The interval between two consecutive Valuation Dates.

Written Request:         A request by the Policyowner in writing, satisfactory to MML.

You or Your:             The Policyowner, as shown in the application or the latest change filed with MML.

                                    SUMMARY

THE POLICY

    The flexible premium variable life policy (the "Policy") offered by this Prospectus allows you, subject to certain limitations, to make premium payments in any amount and frequency. As long as the Policy remains in force, it will provide for: (a) life insurance coverage on the named Insured; (b) Policy Value;
(c) surrender rights and partial withdrawal rights; (d) loan privileges; and (e) in some cases, additional insurance benefits available by rider for an additional charge.

    The Policies are life insurance contracts, with death benefits, Policy Value, and other features traditionally associated with life insurance. The Policies are "variable" because, unlike the fixed benefits of ordinary whole life insurance, the Policy Value will, and under certain circumstances the Death Proceeds may, increase or decrease depending on the investment experience of the Sub-Accounts of the Separate Account. They are "flexible premium" policies, because, unlike traditional insurance policies, there is no fixed schedule for premium payments. Although you may establish a schedule of premium payments ("planned premium payments"), failure to make the planned premium payments will not necessarily cause a Policy to lapse nor will making the planned premium payments guarantee that a Policy will remain in force. Thus, you may, but are not required to, pay additional premiums.

    The Policy will remain in force until the Surrender Value is insufficient to cover the next Monthly Deduction and loan interest accrued, if any, and a grace period of sixty-two (62) days has expired without adequate payment being made by you. During the first forty-eight (48) Policy months after the Date of Issue or the effective date of either an increase in Face Amount or a Policy Change which causes a change in the Minimum Monthly Factor, the Policy will not lapse if the total premiums paid less Debt, partial withdrawals and withdrawal charges are equal to or exceed the sum of the Minimum Monthly Factors for the number of months the Policy, an increase in Face Amount, or a Policy Change has been in force. However, even during these periods making payments at least equal to the Minimum Monthly Factors will not prevent the Policy from lapsing if Debt equals or exceeds Policy Value less surrender charges.

FREE LOOK PERIOD

    You have the right to examine and cancel your Policy by returning it to MML or to one of our agents on or before the latest of:

    forty-five (45) days after the application for the Policy is signed,

    ten (10) days after you receive the Policy (unless a different period is required pursuant to applicable law, for example, twenty (20) days where so required, or ten (10) days after MML mails or personally delivers to you a notice of withdrawal right.

    If your Policy provides for a full refund of the initial premium payment under its "Free Look" provision, you will receive on cancellation the greater of
(1) your entire payment, or (2) the Policy Value plus any amounts deducted under the Policy or by the Funds for taxes, charges or fees. If your Policy does not provide for a full refund of the initial premium payment, you will receive upon cancellation the sum of (1) the difference between any payments made, including fees and charges, and the amounts allocated to the Variable Account, (2) the Policy Value (on the date the cancellation request is received by MML) attributable to the amounts allocated to the Variable Account, and (3) any fees or charges imposed on amounts in the Variable Account.

    After all increases in Face Amount, a free-look period also applies to the increase. See "THE POLICY -- Free Look Period."

CONVERSION PRIVILEGES

    During the first twenty-four (24) Policy months after the Date of Issue, subject to certain restrictions, you may convert this Policy to a flexible premium fixed adjustable life insurance Policy by simultaneously transferring all accumulated value in the Sub-Accounts to the General Account and instructing MML to allocate all future premiums to the General Account. A similar conversion privilege is in effect for twenty-four
(24) Policy months after the date of an increase in Face Amount. Where required by state law, and at your request, MML will issue a flexible premium adjustable life insurance Policy or a fixed benefit permanent life insurance policy to you. The new Policy will have the same face amount, issue age, date of issue, and risk classifications as the original Policy. See "THE POLICY -- Conversion Privileges."

SURRENDER CHARGES

    At any time that a Policy is in effect, a Policyowner may elect to surrender the Policy and receive its Surrender Value. A surrender charge is calculated upon issuance of the Policy and upon each increase in Face Amount. The duration of the surrender charge is fifteen (15) years for issue Ages 0 through 50, grading down to ten (10) years for issue Ages 55 and above. The surrender charge is only imposed if, during its duration, you request a full surrender or a decrease in Face Amount. Surrenders from the General Account may be delayed for a period not to exceed six months. See "OTHER POLICY PROVISIONS -- Postponement of Payments". A surrender may have Federal income tax consequences and, if the Policy is deemed a "modified endowment contract" at the time of the surrender, may subject the Policyowner to Federal tax penalties. See "FEDERAL TAX CONSIDERATIONS -- Modified Endowment Contracts."

    The maximum surrender charge calculated upon issuance of the Policy equals the appropriate factor based on issue Age from the "Maximum Surrender Charges per $1,000 Face Amount" table in "APPENDIX D -- CALCULATION OF MAXIMUM SURRENDER CHARGES" multiplied by the initial Face Amount divided by $1,000. This surrender charge will remain level for the first forty (40) Policy months after the issuance of the Policy and then reduce each month thereafter as described in "APPENDIX D -- CALCULATION OF MAXIMUM SURRENDER CHARGES". During any Policy year, the surrender charge may not exceed the sum of (a) plus (b) where (a) is a deferred administrative charge equal to $8.50 per thousand dollars of the initial Face Amount and (b) is a deferred sales charge of 49% of premiums received up to a maximum number of Guideline Annual Premiums subject to the deferred sales charge that varies by issue Age from 1.660714 (for Ages 0 through 55) to 0.948980 (for Age 80).

    If you surrender the Policy during the first two (2) Policy years following the Date of Issue, the deferred administrative charge will be $8.50 per thousand dollars of initial Face Amount, as described above, but the deferred sales charge will not exceed 29% of premiums received, up to one Guideline Annual Premium (or the maximum number of Guideline Annual Premiums subject to the deferred sales charge, if less), plus 9% of premiums received in excess of the Guideline Annual Premium limitation. See "THE POLICY -- Surrender" and "CHARGES AND DEDUCTIONS -- Surrender Charge".

    A separate surrender charge will apply to and is calculated for each increase in Face Amount. The initial maximum surrender charge for the increase equals the appropriate factor based on Age at time of increase from the "Maximum Surrender Charges per $1,000 Face Amount" table in "APPENDIX D -- CALCULATION OF MAXIMUM SURRENDER CHARGES" multiplied by the Face Amount of the increase divided by $1000. As noted above, this surrender charge will remain level for the first forty (40) Policy months after the increase and then reduce each month thereafter. During any Policy year following the increase, the surrender charge associated with the increase may not exceed the sum of (a) plus (b) where (a) is a deferred administrative charge equal to $8.50 per thousand dollars of Face Amount increase and (b) is a deferred sales charge of 49% of premiums received which are associated with the increase up to a maximum number of Guideline Annual Premiums (for the increase) subject to the deferred sales charge that varies by Age (at the time of the increase) from 1.660714 (for Ages 0 through 55) to 0.948980 (for Age 80).

    During the first two Policy years following an increase in Face Amount, the deferred administrative charge will be $8.50 per thousand dollars of Face Amount increase, as described above, but the deferred sales charge will not exceed 29% of premiums received which are associated with the increase, up to one Guideline Annual Premium (or the maximum number of Guideline Annual Premiums subject to the deferred sales charge, if less) associated with the increase, plus 9% of premiums received which are associated with the increase in excess of the Guideline Annual Premium limitation.

    In the event of a decrease in Face Amount, the surrender charge imposed is proportional to the charge that would apply to a full surrender. See "THE POLICY -- Surrender" and "CHARGES AND DEDUCTIONS -- Surrender Charge".

TAX EXPENSE CHARGE

    A current charge of 3.5% of premiums will be deducted from each premium payment to compensate MML for premium taxes imposed by various states and local jurisdictions and for federal taxes imposed for deferred acquisition costs. See "CHARGES AND DEDUCTIONS -- Tax Expense Charge."

MONTHLY DEDUCTIONS FROM POLICY VALUE

    On the Date of Issue and each Monthly Payment Date thereafter prior to the Maturity Date, certain charges ("Monthly Deductions") will be deducted from the Policy Value. The Monthly Deduction consists of a charge for cost of insurance, a charge for the cost of any additional benefits provided by rider, and a charge for administrative expenses. You may instruct MML to deduct the Monthly Deduction from one specific Sub-Account. If you do not, MML will make a Pro Rata Allocation of the charge. No Monthly Deductions are made on or after the Maturity Date.

    The monthly cost of insurance charge is determined by multiplying the Insurance Amount at Risk (the Sum Insured minus the Policy Value) for each Policy month by the applicable cost of insurance rate or rates. The Insurance Amount at Risk will be affected by any decreases or increases in the Face Amount.

    As noted above, certain additional insurance rider benefits are available under the Policy for an additional monthly charge. See "APPENDIX A -- Optional Benefits."

    The monthly administrative charge is described in "CHARGES AND DEDUCTIONS -- Monthly Deduction From Policy Value."

POLICY ADMINISTRATIVE CHARGES

    Each of the charges listed below is designed to reimburse MML for actual Policy administrative costs incurred. None of these charges is designed to result in a profit to MML.

    DEFERRED ADMINISTRATIVE CHARGE. A component of the surrender charge is a charge for administrative expenses. This deferred administrative charge is $8.50 per thousand dollars of the initial Face Amount or of an increase in Face Amount. The charge is designed to reimburse MML for administrative costs associated with product research and development, underwriting, Policy administration, decreasing the Face Amount, and surrendering a Policy. Because the maximum surrender charge reduces by 0.5% or more per month (depending on issue Age) after the 40th Policy month from the Date of Issue or the effective date of an increase in Face Amount, in certain situations some or all of the deferred administrative charge may not be assessed upon surrender of the Policy. See "THE POLICY -- Surrender" and "CHARGES AND DEDUCTIONS -- Surrender Charge."

    MONTHLY ADMINISTRATIVE CHARGES. A component of the Monthly Deduction from Policy Value is a charge for administrative expenses. Prior to the Maturity Date, the charge is $5 per month. The charges are designed to reimburse MML for the costs associated with issuing and administering the Policies, such as processing premium payments, policy loans and loan repayments, changes in Sum Insured Option, and death claims. These charges also help cover the cost of providing annual statements and responding to Policyholder inquiries. See "CHARGES AND DEDUCTIONS -- Monthly Deduction From Policy Value."

    TRANSACTION CHARGE ON PARTIAL WITHDRAWALS. A transaction charge, which is the smaller of 2% of the amount withdrawn or $25, is assessed at the time of each partial withdrawal to reimburse MML for the cost of processing the withdrawal. In addition to the transaction charge, a partial withdrawal charge of 5% of the excess withdrawal may also be assessed. See "CHARGES AND DEDUCTIONS -- Charges On Partial Withdrawal."

    CHARGE FOR INCREASE IN FACE AMOUNT. For each increase in Face Amount, a charge of $50 will be deducted from Policy Value. This charge is designed to reimburse MML for underwriting and administrative costs associated with the increase. See "THE POLICY -- Change In Face Amount" and "CHARGES AND DEDUCTIONS -- Charge For Increase In Face Amount." In addition, a deferred administrative charge of $8.50 per thousand dollars of increase in Face Amount may be assessed upon surrender of the Policy. See "THE POLICY -- Surrender" and "CHARGES AND DEDUCTIONS -- Surrender Charge."

    TRANSFER CHARGE. The first six (6) transfers of Policy Value in a Policy year will be free of charge. Thereafter, with certain exceptions, a transfer charge of $10 will be imposed for each transfer request to reimburse MML for the costs of processing the transfer. See "THE POLICY -- Transfer Privilege" and "CHARGES AND DEDUCTIONS -- Transfer Charges."

    OTHER ADMINISTRATIVE CHARGES. MML reserves the right to impose a charge for the administrative costs associated with changing the Net Premium allocation instructions, for changing the allocation of any Monthly Deductions among the various Sub-Accounts, or for a projection of values. See "CHARGES AND DEDUCTIONS -- Other Administrative Charges."

CHARGES AGAINST THE SEPARATE ACCOUNT

    A daily charge equivalent to an effective annual rate of 1.15% of the average daily net asset value of each Sub-Account of the Separate Account is imposed to compensate MML for its assumption of certain mortality and expense risks and for administrative costs associated with the Separate Account. The current rate is 0.90% for the mortality and expense risk and 0.25% for the Separate Account administrative charge, which administrative charge is eliminated after the tenth Policy year. The mortality and expense risk charge may increase but will never exceed 1.275% annually. See "CHARGES AND DEDUCTIONS -- Charges Against Assets Of The Separate Account."

CHARGES OF THE FUNDS

    In addition to the charges described above, certain fees and expenses are deducted from the assets of the Funds. See "CHARGES AND DEDUCTIONS -- Charges Against Assets Of The Separate Account." The levels of fees and expenses vary among the Portfolios of the Panorama Fund and the Fidelity VIPF Fund.

POLICY VALUE AND SURRENDER VALUE

    The Policy Value is the total amount available for investment under a Policy at any time. It is the sum of the value of all Accumulation Units in the Sub-Accounts of the Separate Account and all accumulations in the General Account of MML credited to the Policy. The Policy Value reflects the amount and frequency of Net Premiums paid, charges and deductions imposed under the Policy, interest credited to accumulations in the General Account, investment performance of the Sub-Account(s) to which Policy Value has been allocated, and partial withdrawals. The Policy Value may be relevant to the computation of the Death Proceeds. You bear the entire investment risk for amounts allocated to the Separate Account. MML does not guarantee a minimum Policy Value. See "SUMMARY -- Minimum Monthly Factor."

    The Surrender Value will be the Policy Value less any Debt and applicable surrender charges. The Surrender Value is relevant, for example, to the continuation of the Policy and in the computation of the amounts available upon partial withdrawals, Policy loans or surrender.

DEATH PROCEEDS

    The Policy provides for the payment of certain Death Proceeds to the named Beneficiary upon the death of the Insured. Prior to the Maturity Date, the Death Proceeds will be equal to the Sum Insured, reduced by any outstanding Debt, partial withdrawals, partial withdrawal charges, and any Monthly Deductions due and not yet deducted through the policy month in which the Insured dies. Two Sum Insured Options are available. Under Option 1, the Sum Insured is the greater of the Face Amount of the Policy or the Guideline Minimum Sum Insured. Under Option 2, the Sum Insured is the greater of the Face Amount of the Policy plus the Policy Value or the Guideline Minimum Sum Insured. The Guideline Minimum Sum Insured is equivalent to a percentage (determined each month based on the Insured's Age) of the Policy Value. On or after the Maturity Date, the Death Proceeds will equal the Surrender Value. See "THE POLICY -- Death Proceeds."

    The Death Proceeds under the Policy may be received in a lump sum or under a Payment Option. See "APPENDIX B -- Payment Options."

FLEXIBILITY TO ADJUST SUM INSURED

    Subject to certain limitations, you may adjust the Sum Insured, and thus the Death Proceeds, at any time prior to the Maturity Date, by increasing or decreasing the Face Amount of the Policy. Any change in the Face Amount will affect the monthly cost of insurance charges and the amount of the surrender charge. If the Face Amount is decreased, a pro rata surrender charge may be imposed. The Policy Value is reduced by the amount of the charge. See "THE POLICY -- Change In Face Amount."

    The minimum increase in Face Amount is $10,000, and any increase may also require additional Evidence of Insurability satisfactory to MML. The increase is subject to a "free look period" and, during the first 24 months after the increase, to a conversion privilege. See "THE POLICY -- Free Look Period -- Conversion Privileges."

ADDITIONAL INSURANCE BENEFITS

    You have the flexibility to add additional insurance benefits by rider. These include the Disability Benefit Rider, Guaranteed Insurability Rider, Other Insured Rider, Exchange Option Rider and Accelerated Benefits Rider. See "APPENDIX A -- Optional Benefits."

    The cost of these optional insurance benefits will be deducted from Policy Value as part of the Monthly Deduction. See "CHARGES AND DEDUCTIONS -- Monthly Deduction From Policy Value."

POLICY ISSUANCE

    If at the time of application you make a payment equal to at least one Minimum Monthly Factor for the Policy as applied for, MML will provide conditional insurance, equal to the amount applied for but not to exceed $1,000,000. If the application is approved, the Policy will be issued as of the date the terms of the conditional insurance agreement are met. If you do not wish to make any payment at the time of application, insurance coverage will not be in force until delivery of the Policy and payment of sufficient premium during the lifetime of the Insured.

    If any premiums are paid prior to the issuance of the Policy, such premiums will be held in MML's General Account. If your application is approved and the Policy is issued and accepted, your Net Premiums held in the General Account will be credited with interest at a specified rate (no less than 3%) beginning not later than the date of receipt of the premiums at the Company's Principal Office. IF A POLICY IS NOT ISSUED AND ACCEPTED, THE INITIAL PREMIUMS WILL BE RETURNED TO YOU WITHOUT INTEREST.

    If your application is approved, your Policy Value will be allocated according to your instructions upon issuance and acceptance of the Policy, except that, if your Policy provides for a full refund of the initial premium payment under its "Free Look" provision, then the portion of your Policy Value which you have instructed to be allocated to the Separate Account will be initially allocated to the Money Market Portfolio until the expiration of your applicable "Free Look" period. Thereafter, your Policy Value will be allocated to the Sub-Accounts according to your instructions.

MINIMUM MONTHLY FACTOR

    The  Policy is guaranteed not to lapse prior to the completion of the fourth
(4) year from the Date of Issue or the effective date of either an increase in the Face Amount or a Policy Change which causes a change in the Minimum Monthly Factor, if you make premium payments, less partial withdrawals and partial withdrawal charges, at least equal to the sum of the Minimum Monthly Factors for the number of months the Policy, an increase, or Policy Change which causes a change in the Minimum Monthly Factor, has been in force. Policy Changes which cause a change in the Minimum Monthly Factor are changes in Face Amount and the addition or deletion of a rider. However, at all other times, payments of such premiums do not guarantee that the Policy will remain in force. See "THE POLICY -- Premium Payments." Moreover, even during the forty-eight (48) month periods, if Debt exceeds Policy Value less surrender charges, then making payments at least equal to the Minimum Monthly Factors will not prevent the Policy from lapsing.

ALLOCATION OF NET PREMIUMS

    Net Premiums are the premiums paid less the 3.5% tax expense charge. After the Policy has been issued and accepted, Net Premiums may be allocated to one or more Sub-Accounts of the Separate Account, to the General Account, or to any combination of Accounts (some restrictions apply during the "Free Look" period in certain states). You bear the investment risk of Net Premiums allocated to the Sub-Accounts. The minimum allocation is 1% of Net Premium. All allocations must be in whole numbers and must total 100%. See "THE POLICY -- Allocation Of Net Premiums."

    Premiums allocated to MML's General Account will earn a fixed rate of interest. Net premiums and minimum interest on MML's General Account are guaranteed by MML. For more information, see "MORE INFORMATION ABOUT THE GENERAL ACCOUNT."

INVESTMENT OPTIONS

    The Policy permits Net Premiums to be allocated either to MML's General Account or to the Separate Account. The Separate Account is currently comprised of seven (7) Sub-Accounts ("Sub-Accounts"). Each Sub-Account invests exclusively in a corresponding CML Fund investment portfolio ("CML Fund Portfolio") or Fidelity VIPF Fund investment portfolio ("Fidelity VIPF Fund Portfolio"). The Policy permits you to transfer Policy Value among the available Sub-Accounts and between the Sub-Accounts and the General Account of MML, subject to certain limitations described under "THE POLICY -- Transfer Privilege."

    The Funds are open-end, diversified series management investment companies. Seven (7) different Portfolios are available under the Policies: the Government Securities Portfolio, the Income Portfolio, the Total Return Portfolio and the Growth Portfolio of the CML Fund, and the Money Market Portfolio, the High Income Portfolio and the Overseas Portfolio of the Fidelity VIPF Fund.

    Each of the Portfolios has its own investment objectives. However, certain CML Fund Portfolios have investment objectives similar to certain Fidelity VIPF Fund Portfolios. Certain Portfolios may not be available in all states.

    The value of each Sub-Account will vary daily depending upon the performance of the Portfolio in which it invests. Each Sub-Account reinvests dividends or capital gains distributions received from a Portfolio in additional shares of that Portfolio.

    There can be no assurance that the investment objectives of the Portfolios can be achieved. For more information, see "DESCRIPTION OF MML, THE SEPARATE ACCOUNT AND THE FUNDS."

PARTIAL WITHDRAWAL

    After the first Policy Year, you may make partial withdrawals in a minimum amount of $500 from the Policy Value. If Option 1 is in effect, the Face Amount is reduced by the amount of the partial withdrawal, and a partial withdrawal will not be allowed if it would reduce the Face Amount below $40,000.

    A transaction charge which is described in "CHARGES AND DEDUCTIONS -- Charges On Partial Withdrawal," will be assessed to reimburse MML for the cost of processing each partial withdrawal. A partial withdrawal charge may also be imposed upon a partial withdrawal. Generally, amounts withdrawn during each Policy year in excess of 10% of the Policy Value ("excess withdrawal") are subject to the partial withdrawal charge. The partial withdrawal charge is equal to 5% of the excess withdrawal, but the partial withdrawal charge will never exceed the surrender charge on the date of the partial withdrawal. If no surrender charge is applicable at the time of withdrawal, no partial withdrawal charge will be deducted. The Policy's outstanding surrender charge will be reduced by the amount of the partial withdrawal charge deducted. See "THE POLICY -- Partial Withdrawal" and "CHARGES AND DEDUCTIONS -- Charges On Partial Withdrawal."

    A partial withdrawal may have Federal income tax consequences and if the Policy is deemed a "modified endowment contract" at the time of withdrawal may subject the Policyowner to Federal tax penalties. See "FEDERAL TAX CONSIDERATIONS." A partial withdrawal from the General Account may be delayed for a period not to exceed six months. See "OTHER POLICY PROVISIONS -- Postponement of Payments."

LOAN PRIVILEGE

    You may borrow against the Policy Value. The total amount you may borrow is the Loan Value. Loan Value in the first Policy Year is 75% of an amount equal to Policy Value less surrender charge, Monthly Deductions, and interest on Debt to the end of the Policy year. Thereafter, Loan Value is 90% of an amount equal to Policy Value less the surrender charge.

    Policy loans will be allocated among the General Account and the Sub-Accounts in accordance with your instructions. If no allocation is made by you, MML will make a Pro Rata Allocation among the Accounts. In either case, Policy Value equal to the Policy loan will be transferred from the appropriate Sub-Account(s) to the General Account, and will earn monthly interest at an effective annual rate of at least 6%. Therefore, a Policy loan may have a permanent impact on the Policy Value even though it is eventually repaid. Although the loan amount is a part of the Policy Value, the Death Proceeds will be reduced by the amount of outstanding Debt at the time of death.

    Policy loans will bear interest at a *fixed rate of 8% per year, due and payable in arrears at the end of each Policy year. If interest is not paid when due, it will be added to the loan balance. Policy loans may be repaid at any time. You must notify MML if a payment is a loan repayment; otherwise, it will be considered a premium payment. Any partial or full repayment of Debt by you will be allocated to the General Account or Sub-Accounts in accordance with your instructions. If you do not specify an allocation, MML will allocate the loan repayment in accordance with your most recent premium allocation instructions. See "POLICY LOANS."

    There are risks involved in taking a Policy loan, which include the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved, as well as adverse tax consequences if a Policy lapses with outstanding loans. See "FEDERAL TAX CONSIDERATIONS."

POLICY LAPSE AND REINSTATEMENT

    The failure to make premium payments will not cause a Policy to lapse unless: (a) the Surrender Value is insufficient to cover the next Monthly Deduction plus loan interest accrued, if any, or (b) Debt exceeds Policy Value less surrender charges. A sixty-two (62) day grace period applies to each situation. Except for the situation described in (b) above, the Policy will not lapse prior to the forty-ninth (49th) Monthly Deduction following the Date of Issue or the effective date of either an increase in Face Amount or a Policy Change which causes a change in the Minimum Monthly Factor, if you make premium payments, less Debt, partial withdrawals and partial withdrawal charges, at least equal to the sum of the Minimum Monthly Factors for the number of months the Policy, increase in Face Amount, or Policy Change which causes a change in the Minimum Monthly Factor, has been in force. Subject to certain conditions (including Evidence of Insurability showing that the Insured is insurable according to MML's underwriting rules and the payment of sufficient premium), a Policy may be reinstated at any time within three (3) years after the expiration of the grace period and prior to the Maturity Date. MML reserves the right to increase the Minimum Monthly Factor upon reinstatement. See "POLICY TERMINATION AND REINSTATEMENT."

TAX CONSEQUENCES OF THE POLICY

    MML believes the Policy meets the Statutory definition of life insurance under Section 7702 and hence, the Death Proceeds paid under the Policy generally should be fully excludable from the gross income of the Beneficiary for Federal income tax purposes and the Policyowner should not be deemed in constructive receipt of Policy Values under a Policy until there is a distribution from the Policy. See "FEDERAL TAX CONSIDERATIONS."

    A Policy may be treated as a "modified endowment contract" depending on the amount of premiums paid in relation to the death benefit. See "FEDERAL TAX CONSIDERATIONS -- Modified Endowment Contracts." If the Policy is a modified endowment contract, then all pre-death distributions, including Policy loans and assignments, will be treated first as distribution of taxable income and then as a return of basis or investment in the contract. In addition, prior to age 59 1/2 any such distributions generally will be subject to a 10% penalty tax.

    If the Policy is not a modified endowment contract, distributions generally will be treated first as a return of basis or investment in the contract and then as disbursing taxable income. Moreover, loans will not be treated as distributions. Finally, neither distributions nor loans from a policy that is not a modified endowment contract are subject to the 10% penalty tax.
                            ------------------------

    The purpose of the Policy is to provide insurance protection for the Beneficiary named therein. This summary is intended to provide only a very brief overview of the more significant aspects of the Policy. Further detail is provided in this Prospectus and in the Policy. No claim is made that the Policy is in any way similar or comparable to a systematic investment plan of a mutual fund. The Policy together with its attached application constitutes the entire agreement between MML and you.

                            PERFORMANCE INFORMATION

    MML from time to time may advertise the "total return" and the "average annual total return." THESE FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE.

    "Total Return" for a Portfolio refers to the total of the income generated by the Portfolio net of total Portfolio operating expenses plus capital gains and losses, realized or unrealized. "Total Return" for the Sub-Accounts refers to the total of the income generated by the Portfolio net of total Portfolio operating expenses plus capital gains and losses, realized or unrealized, and the mortality and expense risk charge, Separate Account administrative charges and the $5 monthly administrative charge. "Average Annual Total Return" reflects the hypothetical annually compounded return that would have produced the same cumulative return if the Funds Portfolio's or Sub-Account's performance had been constant over the entire period. Because average annual total returns tend to smooth out variations in the return of the Portfolio, they are not the same as actual year-by-year results.

    Performance information may be compared, in reports and promotional literature, to: (i) the Standard & Poor's 500 Stock Index ("S & P 500"), Dow Jones Industrial Average ("DJIA"), Shearson Lehman Aggregate Bond Index or other unmanaged indices so that investors may compare the Sub-Account results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general; (ii) other groups of variable life separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, such as Morningstar, Inc., who rank such investment products on overall performance or other criteria; or (iii) the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Sub-Account. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

    MML may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to Policyowners and prospective Policyowners. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Policies and the characteristics of and market for such financial instruments.

    The Policies were first offered to the public in 1994. However, total return data may be advertised based on the period of time that the Portfolios have been in existence. The results for any period prior to the Policies being offered will be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the Policies.

             DESCRIPTION OF MML, THE SEPARATE ACCOUNT AND THE FUNDS

MML

    Massachusetts Mutual Life Insurance Company ("MML") is a mutual life insurance company specially chartered by the Commonwealth of Massachusetts on May 14, 1851. It is currently licensed to transact life (including variable life), accident, and health insurance business in all states, the District of Columbia and certain provinces of Canada. As of March 1, 1996, the Company had total assets of $50 billion.

THE SEPARATE ACCOUNT

    The Separate Account was established on March 3, 1994 in accordance with authorization by the Board of Directors of Connecticut Mutual Life Insurance Company ("CML"). On March 1, 1996, CML
merged with and into Massachusetts Mutual Life Insurance Company ("MML"). CML was a Connecticut mutual life insurance company originally chartered by a special act of the Connecticut General Assembly in 1846. Prior to the merger CML was the nation's sixth oldest life insurance company. Upon the merger, CML's existence ceased and MML became the surviving company under the name Massachusetts Mutual Life Insurance Company. In approving the merger, the boards of directors of MML and CML determined that the merger of two financially strong mutual life insurance companies would result in an overall enhanced capital position and reduced expenses, which, together, would be in the long-term interests of policyholders. On January 26, 1996, 95.76% of the policyholders of MML and 95.75% of the insured of MML, each voting as a separate class, voted to approve the merger. On January 27, 1996, 94.0% of the policyholders of CML and 94.27% of the members of CML, each voting as a separate class, voted to approve the merger. In addition, the Connecticut Insurance Department and the Massachusetts Division of Insurance have approved the merger.

    All of the Contracts issued by CML and outstanding on March 1, 1996, were, at the time of the merger, assumed by MML. The merger did not affect any provisions of, or rights or obligations under, those Contracts as originally issued by CML. The Separate Account meets the definition of a "separate account" under the federal securities laws and is registered with the Securities and Exchange Commission ("Commission") as a unit investment trust under the Investment Company Act of 1940, as amended, ("1940 Act"). Such registration does not involve the supervision of its management or investment practices or policies of the Separate Account or MML by the Commission.

    The assets used to fund the variable portion of the Policies are set aside in the Separate Account and are kept separate from the general assets of MML. Assets equal to the reserves and other liabilities of the Separate Account may not be charged with any liabilities arising out of any other business of MML. The Separate Account currently has seven Sub-Accounts. Each Sub-Account is administered and accounted for as part of the general business of MML, but the income, capital gains, or capital losses of each Sub-Account are allocated to such Sub-Account, without regard to other income, capital gains, or capital losses of MML or the other Sub-Accounts. Each Sub-Account invests exclusively in a corresponding mutual fund Portfolio. The assets of each Portfolio are held separate from the assets of the other Portfolios. Each Portfolio operates as a separate investment vehicle and the income or losses of one Portfolio generally have no effect on the investment performance of another Portfolio. Shares of each Portfolio are not offered to the general public but solely to separate accounts of life insurance companies, such as the Separate Account. Each Sub-Account has two sub-divisions. One sub-division applies to Policies during their first ten (10) Policy years, which are subject to a Separate Account administrative charge. See "CHARGES AND DEDUCTIONS -- Charges Against Assets of the Separate Account." Thereafter, such Policies are automatically allocated to the second sub-division to account for the elimination of the Separate Account administrative charge.

    MML reserves the right, subject to compliance with applicable law, to change the names of the Sub-Accounts and Separate Account.

THE CML FUND

    The Connecticut Mutual Financial Services Series Series Fund I, Inc. (the "CML Fund"), formerly known as the Connecticut Mutual Financial Services Series Fund I, Inc., is an open-end, diversified management investment company registered with the Commission under the 1940 Act. Such registration does not involve supervision by the Commission of the investments or investment policy of the CML Fund or its separate investment Portfolios.

    The CML Fund was incorporated in Maryland on August 17, 1981. Four CML Fund Portfolios are available under the Policies, each issuing a series of shares: the Government Securities Portfolio, the Income Portfolio, the Total Return Portfolio and the Growth Portfolio.

    OppenheimerFunds, Inc., an indirect subsidiary of MML, serves as investment adviser of the CML Fund and manages the investments of the CML Fund Portfolios. See "INVESTMENT ADVISORY SERVICES TO THE CML FUND."

THE FIDELITY VIPF FUND

    Variable Insurance Products Fund (the "Fidelity VIPF Fund"), managed by Fidelity Management & Research Company ("Fidelity Management"), is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981 and registered with the Commission under the 1940 Act. Three (3) Fidelity VIPF Fund Portfolios are available under the Policies: the Money Market Portfolio, the High Income Portfolio and the Overseas Portfolio.

    Fidelity Management, a registered investment adviser under the Investment Advisers Act of 1940, as amended, performs certain activities required to operate the Fidelity VIPF Fund. It is one of America's largest investment management organizations and has its principal business address at 82 Devonshire Street, Boston, MA. Founded in 1946, Fidelity Management provides the Fidelity VIPF Fund, as well as other mutual funds and clients, with investment research and portfolio management services. The Fidelity VIPF Fund Portfolios, as part of their operating expenses, pay an investment management fee to Fidelity Management. See "INVESTMENT ADVISORY SERVICES TO VIPF" in this section.

INVESTMENT OBJECTIVES AND POLICIES

    A summary of investment objectives of each of the seven available Portfolios is set forth below. MORE DETAILED INFORMATION REGARDING THE INVESTMENT OBJECTIVES, RESTRICTIONS AND RISKS, EXPENSES PAID BY THE PORTFOLIOS AND OTHER RELEVANT INFORMATION REGARDING THE FUNDS MAY BE FOUND IN THEIR RESPECTIVE PROSPECTUSES, WHICH ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ CAREFULLY BEFORE INVESTING. The statements of additional information of the Funds are available by written or telephone request to the CML Fund and the Fidelity VIPF Fund, whose addresses and telephone numbers are shown in their prospectuses. There can be no assurance that the investment objectives of the Funds Portfolios can be achieved.

    GOVERNMENT SECURITIES PORTFOLIO. The Government Securities Portfolio of the CML Fund seeks to provide a high level of current income with a high degree of safety of principal by investing primarily in securities that are issued or guaranteed as to principal and interest by the U.S. Government, its agencies, authorities or instrumentalities and by obligations that are fully collateralized or otherwise fully backed by U.S. Government securities.

    INCOME PORTFOLIO. The Income Portfolio of the CML Fund seeks to obtain a high level of current income consistent with prudent investment risk and preservation of capital by investing primarily in fixed-income debt securities anticipated to have an average maturity of eight to twelve years.

    TOTAL RETURN PORTFOLIO. The Total Return Portfolio of the CML Fund seeks to maximize over time the return achieved from capital appreciation and income by varying the allocation of the assets of the Portfolio among stocks, corporate bonds, securities issued by the U.S. Government and its instrumentalities and money market instruments of the type acquired respectively by the Growth Portfolio, the Income Portfolio and the Money Market Portfolio.

    GROWTH  PORTFOLIO.  The  Growth Portfolio of  the CML Fund  seeks to achieve
long-term  growth  of   capital  by   investing  in  common   stocks  with   low
price-earnings ratios and better than anticipated earnings.

    MONEY MARKET PORTFOLIO. The Money Market Portfolio of the Fidelity VIPF Fund is invested in a diversified portfolio of high-quality, short-term debt instruments with the objective of obtaining maximum current income consistent with the preservation of capital and liquidity.

    HIGH INCOME PORTFOLIO. The High Income Portfolio of the Fidelity VIPF Fund seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated fixed-income securities (commonly referred to as "junk bonds"), while also considering growth of capital. These securities are often considered to be speculative and involve greater risk of default or price changes than securities assigned a high quality rating. For more information about these lower-rated securities, see "Investment Principles and Risks" in the Fidelity VIPF Fund prospectus.

    OVERSEAS PORTFOLIO. The Overseas Portfolio of Fidelity VIPF Fund seeks long-term growth of capital primarily through investments in foreign securities and provides a means for aggressive investors to diversify their own portfolios by participating in companies and economies outside of the United States.

    CERTAIN CML FUND PORTFOLIOS HAVE INVESTMENT OBJECTIVES AND/OR POLICIES SIMILAR TO THOSE OF CERTAIN FIDELITY VIPF FUND PORTFOLIOS. THEREFORE, TO CHOOSE THE SUB-ACCOUNTS WHICH WILL BEST MEET YOUR NEEDS AND OBJECTIVES, CAREFULLY READ THE PROSPECTUSES OF THE FUNDS ALONG WITH THIS PROSPECTUS. IN SOME STATES, INSURANCE REGULATIONS MAY RESTRICT THE AVAILABILITY OF PARTICULAR SUB-ACCOUNTS.

    If required in your state, in the event of a material change in the investment policy of a Sub-Account or the Portfolio in which it invests, you will be notified of the change. If you have Policy Value in that Sub-Account, MML will transfer it without charge on written request by you to another Sub-Account or to the General Account. MML must receive your written request within sixty (60) days of the later of (1) the effective date of such change in the investment policy or (2) the receipt of the notice of your right to transfer. You may then change your premium and deduction allocation percentages.

INVESTMENT ADVISORY SERVICES TO THE CML FUND

    The CML Fund has entered into an investment advisory agreement with OppenheimerFunds, Inc. ("Oppenheimer"), an indirect subsidiary of MML. Under the investment advisory agreement, Oppenheimer provides certain administrative services and investment advice to each CML Fund Portfolio. Oppenheimer provides administrative and management services to the CML Fund Portfolios, such as providing accounting, administrative and clerical personnel and monitoring the activities of the custodian and independent auditors for the CML Fund Portfolios. The investment advisory agreement obligates Oppenheimer to provide investment advisory services and to pay all compensation of and furnish office space for officers of the CML Fund connected with investment and economic research, trading and investment management of the CML Fund and the CML Fund Portfolios. Each CML Fund Portfolio pays all other expenses incurred in its operation. The Board of Directors of the CML Fund is primarily responsible for monitoring activities of Oppenheimer.

    For  providing  its  services  under  the  investment  advisory   agreement,
Oppenheimer receives a monthly fee, computed daily at an annual rate based on the average daily net asset value of each CML Fund Portfolio as follows:

PORTFOLIO                          NET ASSET VALUE           RATE
---------------------------  ----------------------------  ---------
Total Return                 First $600 million               0.625%
                             More than $600 million           0.450%
Government Securities        First $300 million               0.525%
                             Next $100 million                0.500%
                             More than $400 million           0.450%
Income                       First $300 million               0.575%
                             Next $100 million                0.500%
                             More than $400 million           0.450%
Growth                       First $300 million               0.625%
                             Next $100 million                0.500%
                             More than $400 million           0.450%

INVESTMENT ADVISORY SERVICES TO THE FIDELITY VIPF FUND

    For managing investments and business affairs, each Fidelity VIPF Fund Portfolio pays a monthly fee to Fidelity Management. The Prospectus of the Fidelity VIPF Fund contains additional information concerning the Portfolios, including information concerning additional expenses paid by the Fidelity VIPF Fund Portfolios, and should be read in conjunction with this Prospectus.

FIDELITY VIPF FUND PORTFOLIOS

    The Money Market Portfolio's management fee is (a) the sum of a group fee rate and an individual fund fee rate of 0.03%, and (b) the addition of an income component of 6% of the Portfolio's gross income in excess of a 5% annual yield. The result is multiplied by the Portfolio's average net assets. The group fee rate, which is based on the average net assets of all of the mutual funds advised by Fidelity Management, cannot rise above 0.37%, and it drops as total assets under management increase. The effective group fee rate for December 1995 was 0.1482%. The income component cannot rise above 0.24%.

    The High Income Portfolio pays a monthly fee to Fidelity Management at an annual fee rate made up of the sum of two components:

    1. A group fee rate based on the monthly average net assets of all the mutual funds advised by Fidelity Management. On an annual basis this rate cannot rise above 0.37%, and it drops as total assets in all these funds rise. The effective group fee rate for December 1995 was 0.1482%.

    2. An individual fund fee rate of 0.45% of the High Income Portfolio's average net assets throughout the month. One-twelfth of the annual management fee rate is applied to net assets averaged over the most recent month, resulting in a dollar amount which is the management fee for that month.

    The Overseas Portfolios fee rates are made of two components:

    1. A group fee rate based on the monthly average net assets of all of the mutual funds advised by Fidelity Management. On an annual basis, this rate cannot rise above 0.52%, and drops as total assets in all these mutual funds rise. The effective group fee rate for December 1995 was 0.3097%.

    2.  An individual Portfolio fee rate of 0.45%.

    One-twelfth of the sum of these two rates is applied to the respective Fidelity VIPF Fund Portfolio's net assets averaged over the most recent month, giving a dollar amount which is the fee for that month.

    Thus, the High Income Portfolio may have a monthly fee of as high as 0.82% of its average net assets. The Overseas Portfolio may have a monthly fee of as high as 0.97% of its average net assets. The actual fee rate may be less depending on the total assets in each Portfolio and in the other funds advised by Fidelity Management.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

    MML reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the
Sub-Accounts or that the Sub-Accounts may purchase. If the shares of any Portfolio are no longer available for investment or if in MML's judgment further investment in any Portfolio should become inappropriate in view of the purposes of the Separate Account or the affected Sub-Account, MML may redeem the shares of that Portfolio and substitute shares of another registered open-end management company. MML will not substitute any shares attributable to a Policy interest in a Sub-Account without notice to the Policyowner and prior approval of the Commission and state insurance authorities, to the extent required by the 1940 Act or other applicable law. The Separate Account may, to the extent permitted by law, purchase other securities for other policies or permit a conversion between policies upon request by a Policyowner.

    MML also reserves the right to establish additional Sub-Accounts of the Separate Account, each of which would invest in shares corresponding to a new Portfolio or in shares of another investment company having a specified investment objective. Subject to applicable law and any required Commission approval, MML may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Policyowners on a basis to be determined by MML.

    Shares of the CML Fund Portfolios are also issued to separate accounts of MML and its affiliates which issue variable annuity contracts ("mixed funding"). In the future, shares of the CML Fund Portfolios may be issued to separate accounts of unaffiliated insurance companies ("shared funding"). Currently, the Fidelity VIPF Fund Portfolios are used for both mixed and shared funding. It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life Policyowners or variable annuity Contract Owners. Although MML and the Funds do not currently foresee any such disadvantages to either variable life insurance Policyowners or variable annuity Contract Owners, MML, the Board of Directors of the CML Fund and the Board of Trustees of Fidelity VIPF Fund intend to monitor events in order to identify any material conflicts between such Policyowners and Contract Owners and to determine what action, if any, should be taken in response thereto.

    If any of these substitutions or changes are made, MML may by appropriate endorsement change the Policy to reflect the substitution or change and will notify Policyowners of all such changes. If MML deems it to be in the best interest of Policyowners, and subject to any approvals that may be required under applicable law, the Separate Account or any Sub-Account(s) may be operated as a management company under the 1940 Act, may be deregistered under the 1940 Act if registration is no longer required, or may be combined with other Sub-Accounts or other separate accounts of MML.

VOTING RIGHTS

    To the extent required by law, MML will vote Portfolio shares held by each Sub-Account in accordance with instructions received from Policyowners with Policy Value in such Sub-Account. Currently, the Funds do not hold regular annual shareholders' meetings. If the 1940 Act or any rules thereunder should be amended or if the present interpretation of the 1940 Act or such rules should change, and as a result MML determines that it is permitted to vote shares in its own right, whether or not such shares are attributable to the Policies, MML reserves the right to do so.

    Each person having a voting interest will be provided with proxy materials of the Portfolio together with an appropriate form with which to give voting instructions to MML. Shares held in each

Sub-Account for which no timely instructions are received will be voted in proportion to the instructions received from all persons with an interest in such Sub-Account furnishing instructions to MML. MML will also vote shares held in the Separate Account that it owns and which are not attributable to Policies in the same proportion.

    The number of votes which a Policyowner has the right to instruct will be determined by MML as of the record date established for the Portfolio. This number is determined by dividing each Policyowner's Policy Value in the Sub-Account, if any, by the net asset value of one share in the corresponding Portfolio in which the assets of the Sub-Account are invested.

    MML may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as
(1) to cause a change in the subclassification or investment objective of one or more of the Portfolios or (2) to approve or disapprove an investment advisory contract for the Portfolios. In addition, MML may disregard voting instructions in favor of any change in the investment policies or in any investment adviser or principal underwriter initiated by Policyowners, the Board of Directors of the CML Fund or the Board of Trustees of Fidelity VIPF Fund. MML's disapproval of any such change must be reasonable and, in the case of a change in investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise is inappropriate in light of the objectives and purposes of the Portfolio. In the event MML does disregard voting instructions, a summary of and the reasons for that action will be included in the next periodic report to Policyowners.

                                   THE POLICY

APPLICATION FOR A POLICY

    Upon receipt at its Principal Office of a completed application from a prospective Policyowner, MML will follow certain insurance underwriting procedures designed to determine whether the proposed Insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Policyowner before a determination of insurability can be made. A Policy cannot be issued until this underwriting procedure has been completed. MML reserves the right to reject an application which does not meet MML's underwriting guidelines, but in underwriting insurance, MML shall comply with all applicable federal and state prohibitions concerning unfair discrimination.

    If at the time of application a prospective Policyowner makes a payment equal to at least one Minimum Monthly Factor for the Policy as applied for, pending underwriting approval, MML will provide fixed conditional insurance pursuant to a Conditional Insurance Agreement in the amount of insurance applied for, up to a maximum of $1,000,000. This coverage will generally continue for a maximum of ninety (90) days from the date of the application or the completion of a medical exam, should one be required. In no event will any insurance proceeds be paid under the Conditional Insurance Agreement if death is by suicide.

    If the application is approved, the Policy will be issued as of the date the terms of the Conditional Insurance Agreement were met, including completion of a physical exam and Policy application. Such terms include that insured must not within the past year have been treated for or diagnosed as having AIDS, drug or alcohol abuse, stroke, cancer, disorder of the heart, or have been advised to have such treatment, or within the past ninety (90) days have been admitted to a hospital or have been advised to be admitted or to have a diagnostic test or surgery not yet performed. If no Conditional Insurance Agreement is in effect because the prospective Policyowner does not wish to make any payment until the Policy is issued, or has paid an initial premium that is not sufficient to place the Policy in force, upon delivery of the Policy MML will require payment of sufficient premium to place the insurance in force.

    Pending completion of insurance underwriting and Policy issuance procedures, initial premium will be held in the MML's General Account. If the application is approved and the Policy is issued and accepted, the Net Premium which was held in the General Account will be credited with interest at a specified rate (no less than three percent) (3%) beginning not later than the date of receipt of the premium at the Company's Principal Office. IF A POLICY IS NOT ISSUED AND ACCEPTED, THE INITIAL PREMIUMS WILL BE RETURNED TO YOU WITHOUT INTEREST.

    If your application is approved, your Policy Value will be allocated according to your instructions upon issuance and acceptance of the Policy. However, if your Policy provides for a full refund of the initial premium payment under its "Free Look" provision (see "THE POLICY -- "Free Look Period"), for the first ten (10) days following issuance and acceptance of the Policy (twenty (20) days for replacements in states with an extended right-to-examine requirement), the portion of your Policy Value which you have instructed to be allocated to the Variable Account will be allocated to the Money Market Sub-Account. Thereafter, your Policy Value will be allocated to the Sub-Accounts and the General Account according to your instructions.

    Subject to the approval of MML, a  Policy may be backdated no more than  six
(6) months prior to the date of application. Backdating may be advantageous where the insured's lower age on the Date of Issue results in lower cost of insurance rates. MML will require the payment of all cost of insurance charges which would have been due had the application date coincided with the back-dated Date of Issue, but MML will not retroactively deduct any Separate Account charges or Portfolio operating expenses.

FREE LOOK PERIOD

    The Policy provides for an initial Free Look Period. You may cancel the Policy by mailing or delivering the Policy to the Service Center or an agent of MML on or before the latest of (a) forty-five (45) days after the application for the Policy is signed, (b) ten (10) days after you receive the Policy, twenty
(20) days where required  by law for  the replacement of  insurance, or (c)  ten
(10) days after MML mails or personally delivers to you a notice of withdrawal right. If your Policy provides for a full refund of the initial payment under its "Free Look" provision, you will receive on cancellation the greater of (1) your entire payment, or (2) the Policy Value plus any amounts deducted under the Policy or by the Funds for taxes, charges or fees. If your Policy does not provide for a full refund of the initial payment, you will receive upon cancellation the sum of (1) the difference between any payments made, including fees and charges, and the amounts allocated to the Variable Account, (2) the Policy Value (on the date the cancellation request is received by MML) attributable to the amounts allocated to the Variable Account, and (3) any fees or charges imposed on amounts in the Variable Account.

    The refund of any payment you have made by check may be delayed until the check has cleared your bank.

    After an increase in Face Amount, MML will mail or personally deliver a notice of a "Free Look" with respect to the increase. You will have the right to cancel the increase before the latest of (a) forty-five (45) days after the application for the increase is signed, (b) ten (10) days after you receive the new specification pages issued for the increase, or (c) ten (10) days after MML mails or delivers a notice of withdrawal rights to you. Upon canceling the increase, you will receive a credit to your Policy Value of charges which would not have been deducted but for the increase. The amount to be credited will be refunded if you so request. MML will also waive any surrender charge calculated for the increase.

CONVERSION PRIVILEGES

    Once during the first twenty-four (24) months after the Date of Issue or after the effective date of an increase in Face Amount, while the Policy is in force, you may convert your Policy without Evidence of Insurability to any flexible premium adjustable life insurance Policy with fixed and guaranteed minimum benefits which had been offered by MML on the Date of Issue or on the effective date of an increase in Face amount, whichever is applicable. Assuming that there have been no increases in the initial Face Amount, you can accomplish this within twenty-four (24) months after the Date of Issue by transferring, without charge, the Policy Value in the Separate Account to the General Account and by simultaneously changing your premium allocation instructions to allocate future premium payments to the General Account. Within twenty-four (24) months after the effective date of each increase, you can transfer, without charge, all or part of the Policy Value in the Separate Account to the General Account and simultaneously change your premium allocation instructions to allocate all or part of future premium payments to the General Account.

    Where required by state law, and at your request, MML will issue a flexible premium adjustable life insurance policy to you. The new Policy will have the same Face Amount, Issue Ages, Dates of Issue, and Risk Classifications as the original Policy.

PREMIUM PAYMENTS

    Premium Payments are payable to MML, and may be mailed to the Principal Office (for initial premiums) or Service Center (for subsequent premiums) or paid through an authorized agent of MML. All premium payments after the initial premium payment are credited to the Separate Account or General Account as of date of receipt at the Service Center.

    You may establish a schedule of planned premiums which will be billed by MML at regular intervals. Failure to pay planned premiums, however, will not itself cause the Policy to lapse. You may also make unscheduled premium payments at any time prior to the Maturity Date or skip planned premium payments, subject to the maximum and minimum premium limitations described below. Therefore, unlike conventional insurance policies, a Policy does not obligate you to pay premiums in accordance with a rigid and inflexible premium schedule.

    You may also elect to pay premiums by means of a monthly pre-authorized check service procedure ("PAC"). Under a PAC procedure, amounts will be deducted each month, generally on the Monthly Payment Date, from your checking account and applied as a premium under a Policy. The minimum payment permitted under PAC is fifty dollars ($50).

    Premiums are not limited as to frequency and number. However, no premium payment (except for PAC premium payments) may be less than one hundred dollars ($100) without MML's consent. Moreover, premium payments must be sufficient to provide a positive Surrender Value at the end of each Policy month, or the Policy may lapse. See "POLICY TERMINATION AND REINSTATEMENT." If, in the first forty-eight (48) policy months following issue, an increase in the Face Amount, or a Policy Change which causes a change in the Minimum Monthly Factor, you make premium payments, less partial withdrawals and partial withdrawal charges, at least equal to the sum of the Minimum Monthly Factors for the number of months the Policy, increase in Face Amount, or Policy Change which causes a change in the Minimum Monthly Factor, has been in force, the Policy is guaranteed not to lapse during that period. EXCEPT FOR THE FORTY-EIGHT (48) POLICY MONTHS AFTER THE DATE OF ISSUE OR THE EFFECTIVE DATE OF AN INCREASE IN FACE AMOUNT, MAKING MONTHLY PAYMENTS AT LEAST EQUAL TO THE MINIMUM MONTHLY FACTORS DOES NOT GUARANTEE THAT THE POLICY WILL REMAIN IN FORCE.

    In no event may the total of all premiums paid exceed the current maximum premium limitations set forth in the Policy, which are required by Federal tax laws. These maximum premium limitations will change whenever there is any change in the Face Amount, the addition or deletion of a rider, or a change in the Sum Insured Option. If a premium is paid which would result in total premiums exceeding the current maximum premium limitations, MML will only accept that portion of the premiums which shall make total premiums equal the maximum. Any part of the premiums in excess of that amount will be returned and no further premiums will be accepted until allowed by the current maximum premium limitation prescribed by Internal Revenue Service rules. However, notwithstanding the current maximum premium limitations, MML will accept a premium which is needed in order to prevent a lapse of the Policy during a policy year. See "POLICY TERMINATION AND REINSTATEMENT."

INCENTIVE FUNDING DISCOUNT

    MML will lower the cost of insurance charges by five percent (5%) during any Policy year for which you qualify for an incentive funding discount. To qualify, total premiums paid under the Policy, less any debt, withdrawals and withdrawal charges, and transfers from other policies issued by MML, must exceed ninety percent (90%) of the guideline level premiums (as defined in Section 7702 of the Code) accumulated from the Date of Issue to the date of qualification. The incentive funding discount is not available in New York and certain other states. For a discussion of cost of insurance charges, see "CHARGES AND DEDUCTIONS -- Monthly Deductions from Policy Value."

    Qualification for the incentive funding discount is determined on the Date of Issue for the first Policy year and on each Policy anniversary for each subsequent Policy year. However, if MML receives the proceeds from a policy issued by an unaffiliated company to be exchanged for the Policy, the qualification for the incentive funding discount for the first Policy year will be determined on the date the proceeds are received by MML and only insurance charges becoming due after the date such proceeds are received will be eligible for the incentive funding discount.

ALLOCATION OF NET PREMIUMS

    The Net Premium equals the premium paid less the three and one-half percent (3.5%) tax expense charge. In the application for a Policy, you indicate the initial allocation of Net Premiums among the General Account and the Sub-Accounts of the Separate Account. You may allocate premiums to one or more Sub-Accounts, but may not have Policy Value in more than seven Sub-Accounts at any one time (although the Separate Account currently maintains seven Sub-Accounts, it may maintain more in the future). The minimum amount which may be allocated to a Sub-Account is one percent (1%) of Net Premium paid. Allocation percentages must be in whole numbers (for example, thirty-three and one third [33 1/3%] may not be chosen) and must total one hundred percent (100%).

    For certain Policyowners, after the underwriting period and during the "Free Look" period the portion of your Policy Value which you have instructed to be allocated to the Separate Account will be allocated to the Money Market Portfolio. (See "THE POLICY -- Application for a Policy"). Thereafter, your Net Premium will be allocated to the Sub-Accounts and the General Account according to your instructions.

    You may change the allocation of future Net Premiums at any time pursuant to written or telephone request. If allocation changes by telephone are elected by the Policyowner, a properly completed authorization form must be on file before telephone requests will be honored. The policy of MML and its agents and affiliates is that they will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. MML will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, MML may be liable for any losses due to unauthorized or fraudulent instructions. The procedures MML follows for transactions initiated by telephone include requirements that Policyowners and callers on behalf of a Policyowner identify themselves by name and identify the Policyowner by name, date of birth and social security number. All transfer instructions by telephone are tape recorded. An allocation change will be effective as of the date of receipt of the notice at the Service Center. No charge is currently imposed for changing premium allocation instructions. MML reserves the right to impose such a charge in the future, but guarantees that the charge will not exceed twenty-five dollars ($25).

    The Policy Value in the Sub-Accounts will vary with their investment experience; you bear this investment risk. The investment performance may affect the Death Proceeds as well. Policyowners should periodically review their allocations of premiums and Policy Value in light of market conditions and overall financial planning requirements.

TRANSFER PRIVILEGE

    Subject to MML's then current rules, you may at any time transfer the Policy Value among the Sub-Accounts or between a Sub-Account and the General Account. However, the Policy Value held in the General Account to secure a Policy loan may not be transferred.

    All requests for transfers must be made to the Service Center. The amount transferred will be based on the Policy Value in the Account(s) next computed after receipt of the transfer order. MML will make transfers pursuant to written or telephone request. As discussed in "THE POLICY -- Allocation of Net Premiums," a properly completed authorization form must be on file at the Service Center before telephone requests will be honored.

    You may have automatic transfers of at least one hundred dollars ($100) a month made on a periodic basis (a) from the Sub-Account(s) investing in the Money Market Portfolio of Fidelity VIPF Fund or the Government Securities Portfolio of the CML Fund to one or more of the other Sub-Accounts or (b) to automatically reallocate Policy Value among the Sub-Accounts. Automatic transfers may be made on a monthly, bimonthly, quarterly, semiannual or annual schedule. Generally, all automatic transfers will be processed on the fifteenth
(15th) of each scheduled month. However, if the fifteenth (15th) is not a business day or is the Monthly Payment Date, the automatic transfer will be processed on the next business day.

    The transfer privilege is subject to the consent of MML. MML reserves the right to impose limitations on transfers including, but not limited to: (1) the minimum amount that may be transferred, (2) the minimum amount that may remain in a Sub-Account following a transfer from that Sub-Account, (3) the minimum period of time between transfers involving the General Account, and (4) the maximum amount that may be transferred each time to or from the General Account.

    The first six (6) transfers in a Policy year will be free of any charge. Thereafter a ten dollar ($10) transfer charge will be deducted from the amount transferred for each transfer in that Policy year. MML may increase or decrease this charge, but it is guaranteed never to exceed twenty-five dollars ($25). The first automatic transfer counts as one (1) transfer towards the six (6) free transfers allowed in each policy year; each subsequent automatic transfer is without charge and does not reduce the remaining number of transfers which may be made free of charge. Any transfers made with respect to a conversion privilege, Policy loan or material change in investment policy will not count towards the six (6) free transfers. Transfers out of the General Account may be delayed for up to six (6) months. See "OTHER POLICY PROVISIONS -- Postponement of Payments."

DEATH PROCEEDS

    As long as the Policy remains in force (see "POLICY TERMINATION AND REINSTATEMENT"), MML will, upon due proof of the Insured's death, pay the Death Proceeds of the Policy to the named Beneficiary. MML will normally pay the Death Proceeds within seven (7) days of receiving due proof of the Insured's death, but MML may delay payments under certain circumstances. See "OTHER POLICY PROVISIONS -- Postponement Of Payments." The Death Proceeds may be received by the Beneficiary in cash or under one or more payment options currently offered by MML, except as may be restricted by state law. See "APPENDIX B -- PAYMENT OPTIONS."

    Prior to the Maturity Date, the Death Proceeds are: (a) the Sum Insured provided under Option 1 or Option 2, whichever is elected and in effect on the date of death; plus (b) any additional insurance on the Insured's life that is provided by rider; minus (c) any outstanding Debt, any partial withdrawals and partial withdrawal charges, and any Monthly Deductions due and unpaid through the Policy month in which the Insured dies. After the Maturity Date, the Death Proceeds equal the Surrender Value of the Policy. The amount of Death Proceeds payable will be determined as of the date of MML's receipt of due proof of the Insured's death.

SUM INSURED OPTIONS

    The Policy provides two Sum Insured Options: Option 1 and Option 2, as described below. You designate the desired Sum Insured Option in the application. You may change the option once per Policy year by written request. There is no charge for a change in option.

    Under Option 1, the Sum Insured is equal to the greater of the Face Amount of insurance or the Guideline Minimum Sum Insured.

    Under Option 2, the Sum Insured is equal to the greater of the Face Amount of insurance plus the Policy Value or the Guideline Minimum Sum Insured.

    GUIDELINE MINIMUM SUM INSURED The Guideline Minimum Sum Insured is equal to a percentage of the Policy Value as set forth in the table below. The Guideline Minimum Sum Insured is determined in accordance with Code regulations to ensure that the Policy qualifies as a life insurance contract and that the insurance proceeds will be excluded from the gross income of the Beneficiary.

                      GUIDELINE MINIMUM SUM INSURED TABLE

AGE OF INSURED                                                    PERCENTAGE OF
ON DATE OF DEATH                                                  POLICY VALUE
----------------------------------------------------------------  -------------
40 and under....................................................         250%
45..............................................................         215%
50..............................................................         185%
55..............................................................         150%
60..............................................................         130%
65..............................................................         120%
70..............................................................         115%
75..............................................................         105%
80..............................................................         105%
85..............................................................         105%
90..............................................................         105%
95 and above....................................................         100%

    For the Ages not listed, the progression between the listed Ages is linear.

    Under both Option 1 and Option 2 the Sum Insured provides insurance protection. Under Option 1, the Sum Insured remains level unless the applicable percentage of Policy Value under the Guideline Minimum Sum Insured exceeds the Face Amount, in which case the Sum Insured will vary as the Policy Value varies. Under Option 2, the Sum Insured varies as the Policy Value changes.

    For any Face Amount, the amount of the Sum Insured and thus the Death Proceeds will be greater under Option 2 than under Option 1, since the Policy Value is added to the specified Face Amount and included in the Death Proceeds only under Option 2. However, the cost of insurance included in the Monthly Deduction will be greater, and thus the rate at which Policy Value will accumulate will be slower, under Option 2 than under Option 1 (assuming the same specified Face Amount and the same actual premiums paid). See "CHARGES AND DEDUCTIONS -- Monthly Deduction From Policy Value."

    If you desire to have premium payments and investment performance reflected in the amount of the Sum Insured, you should choose Option 2. If you desire premium payments and investment performance reflected to the maximum extent in the Policy Value, you should select Option 1.

    ILLUSTRATION OF OPTION 1.   For purposes of  this illustration, assume  that
the Insured is under the Age of 40, and that there is no outstanding Debt.

    Under Option 1, a Policy with a $50,000 Face Amount will have a Sum Insured equal to $50,000 whenever the Policy Value is $20,000 or less. However, because the Sum Insured must be equal to or greater than 250% of Policy Value, if at any time the Policy Value exceeds $20,000, the Sum Insured will exceed the $50,000 Face Amount. In this example, each additional dollar of Policy Value above $20,000 will increase the Sum Insured by $2.50. For example, a Policy with a Policy Value of $35,000 will have a Guideline Minimum Sum Insured of $87,500 ($35,000 x 2.50); Policy Value of $40,000 will produce a Guideline Minimum Sum Insured of $100,000 ($40,000 x 2.50); and Policy Value of $50,000 will produce a Guideline Minimum Sum Insured of $125,000 ($50,000 x 2.50).

    Similarly, so long as the Policy Value exceeds $20,000, each dollar taken out of the Policy Value will reduce the Sum Insured by $2.50. If, for example, the Policy Value is reduced from $25,000 to $20,000 because of partial withdrawals, charges or negative investment performance, the Sum Insured will be reduced from $62,500 to $50,000. If at any time, however, the Policy Value multiplied by the applicable percentage is less than the Face Amount, the Sum Insured will equal the Face Amount of the Policy.

    The applicable percentage becomes lower as the Insured's Age increases. If the Insured's Age in the above example were, for example, fifty (50) (rather than between 0 and 40), the applicable percentage would be 185%. The Sum Insured would not exceed the $50,000 Face Amount unless the Policy Value exceeded
$27,027 (rather than $20,000), and each dollar then added to or taken from Policy Value would change the Sum Insured by $1.85.

    ILLUSTRATION  OF OPTION 2.   For purposes of  this illustration, assume that
the Insured is under the Age of 40 and that there is no outstanding Debt.

    Under Option 2, a Policy with a Face Amount of $50,000 will have a Sum Insured of $50,000 plus the Policy Value whenever the Policy Value is $33,333 or less. For example, a Policy with Policy Value of $5,000 will produce a Sum Insured of $55,000 ($50,000 + $5,000); Policy Value of $10,000 will produce a Sum Insured of $60,000 ($50,000 + $10,000); Policy Value of $25,000 will produce a Sum Insured of $75,000 ($50,000 + $25,000). However, the Sum Insured must be at least 250% of the Policy Value. Therefore, if the Policy Value is greater than $33,333, 250% of that amount will be the Sum Insured, which will be greater than the Face Amount plus Policy Value. In this example, each additional dollar of Policy Value above $33,333 will increase the Sum Insured by $2.50. For example, if the Policy Value is $35,000, the Guideline Minimum Sum Insured will be $87,500 ($35,000 x 2.50); Policy Value of $40,000 will produce a Guideline Minimum Sum Insured of $100,000 ($40,000 x 2.50); and Policy Value of $50,000 will produce a Guideline Minimum Sum Insured of $125,000 ($50,000 x 2.50).

    Similarly, if Policy Value exceeds $33,333, each dollar taken out of Policy Value will reduce the Sum Insured by $2.50. If, for example, the Policy Value is reduced from $45,000 to $40,000 because of partial withdrawals, charges or negative investment performance, the Sum Insured will be reduced from $112,500 to $100,000. If at any time, however, Policy Value multiplied by the applicable percentage is less than the Face Amount plus Policy Value, then the Sum Insured will be the current Face Amount plus Policy Value.

    The applicable percentage becomes lower as the Insured's Age increases. If the Insured's Age in the above example were fifty (50), the Sum Insured must be at least 1.85 times the Policy Value. The amount of the Sum Insured would be the sum of the Policy Value plus $50,000 unless the Policy Value exceeded $58,824 (rather than $33,000). Each dollar added to or subtracted from the Policy would change the Sum Insured by $1.85.

    The Sum Insured under Option 2 will always be the greater of the Face Amount plus Policy Value or the Policy Value multiplied by the applicable percentage.

CHANGE IN SUM INSURED OPTION

    Generally, the Sum Insured Option in effect may be changed once each Policy year by sending a written request for change to the Service Center. Changing Sum Insured Options may require Evidence of Insurability. The effective date of any such change will be the Monthly Payment Date on or following the date of receipt of the request. No charges will be imposed on changes in Sum Insured Options.

    If the Sum Insured Option is changed from Option 2 to Option 1, the Face Amount will be increased to equal the Sum Insured which would have been payable under Option 2 on the effective date of the change (i.e. the Face Amount immediately prior to the change plus the Policy Value on the date of the change). The amount of the Sum Insured will not be altered at the time of the change. However, the change in option will affect the determination of the Sum Insured from that point on, since the Policy Value will no longer be added to the Face Amount in determining the Sum Insured; the Sum Insured will equal the new Face Amount (or, if higher, the Guideline Minimum Sum Insured). The cost of insurance may be higher or lower than it otherwise would have been since any increases or decreases in Policy Value will, respectively, reduce or increase the Insurance Amount at Risk under Option 1. Assuming a positive net investment return with respect to any amounts in the Separate Account, changing the Sum Insured Option from Option 2 to Option 1 will reduce the Insurance Amount at Risk and therefore the cost of insurance charge for all subsequent Monthly Deductions, compared to what such charge would have been if no such change were made.

    If the Sum Insured Option is changed from Option 1 to Option 2, the Face Amount will be decreased to equal the Sum Insured less the Policy Value on the effective date of the change. This change may not be made if it would result in a Face Amount less than forty thousand dollars ($40,000). A change from Option 1 to Option 2 will not alter the amount of the Sum Insured at the time of the change, but will affect the determination of the Sum Insured from that point on. Because the Policy Value will be added to the new specified Face Amount, the Sum Insured will vary with the Policy Value. Thus, under Option 2, the Insurance Amount at Risk will always equal the Face Amount unless the Guideline Minimum Sum Insured is in effect. The cost of insurance may also be higher or lower than it otherwise would have been without the change in Sum Insured Option. See "CHARGES AND DEDUCTIONS -- Monthly Deduction From Policy Value."

    A change in Sum Insured Option may result in total premiums paid exceeding the then current maximum premium limitation determined by Internal Revenue Service Rules. In such event, MML will return the excess amount to the Policyowner determined as required by law. No surrender charges or other fees will be imposed on the refunded premium. See "THE POLICY -- Premium Payments."

CHANGE IN FACE AMOUNT

    Subject to certain limitations, you may increase or decrease the specified Face Amount of a Policy at any time by submitting a written request to MML. Any increase or decrease in the specified Face Amount requested by you will become effective on the Monthly Payment Date on or next following the date of receipt of the request at the Service Center, or, if Evidence of Insurability is required, the date of approval of the request.

    INCREASES. Along with the written request for an increase, you must submit satisfactory Evidence of Insurability. The consent of the Insured is also required whenever the Face Amount is increased. A request for an increase in Face Amount may not be less than ten thousand dollars ($10,000). You may not increase the Face Amount after the Insured reaches Age eighty (80). An increase must be accompanied by an additional premium if the Surrender Value is less than fifty dollars ($50) plus an amount equal to the sum of two (2) Minimum Monthly Factors. On the effective date of each increase in Face Amount, a transaction charge of fifty dollars ($50) will be deducted from the Policy Value for administrative costs. The effective date of the increase will be the first Monthly Payment Date on or following the date all of the conditions for the increase are met.

    An increase in the Face Amount will generally affect the Insurance Amount at Risk and may affect the portion of the Insurance Amount at Risk included in various Premium Classes (if more than one Premium Class applies), both of which may affect the monthly cost of insurance charges. A surrender charge will also be calculated for the increase. See "CHARGES AND DEDUCTIONS -- Monthly Deduction From Policy Value -- Surrender Charge."

    After increasing the Face Amount, you will have the right (1) during a Free Look Period, to have the increase canceled and the charges which would not have been deducted but for the increase will be credited to the Policy, and (2) during the first twenty-four (24) months following the increase, to transfer any or all Policy Value to the General Account free of charge. See "THE POLICY -- Free Look Period, -- Conversion Privileges." A refund of charges which would not have been deducted but for the increase will be made at your request.

    DECREASES. The minimum amount for a decrease in Face Amount is ten thousand dollars ($10,000). The Face Amount in force after any decrease may not be less than fifty thousand dollars ($50,000). If, following a decrease in Face Amount, the Policy would not comply with the maximum premium limitation applicable under the Internal Revenue Service Rules, the decrease may be limited or Policy Value may be returned to the Policyowner (at your election) to the extent necessary to meet the requirements. A return of Policy Value may result in tax liability to you.

    A decrease in the Face Amount will affect the total Insurance Amount at Risk and the portion of the Insurance Amount at Risk covered by various Premium Classes, both of which may affect a Policyowner's monthly cost of insurance charges. See "CHARGES AND DEDUCTIONS -- Monthly Deduction From Policy Value." For purposes of determining the cost of insurance charge, any decrease in the Face Amount will reduce the Face Amount in the following order,: (a) the Face Amount provided by the most recent increase; (b) the next most recent increases successively; and (c) the initial Face Amount. This order will also be used to determine whether a surrender charge will be deducted and in what amount. If you request a decrease in the Face Amount, the amount of any surrender charge deducted will reduce the current Policy Value. You may specify one Sub-Account from which the surrender charge will be deducted. If no specification is provided, MML will make a Pro Rata Allocation. The current surrender charge will be reduced by the amount deducted. See "CHARGES AND DEDUCTIONS -- Surrender Charge."

POLICY VALUE AND SURRENDER VALUE

    The Policy Value is the total amount available for investment and is equal to the sum of the accumulation in the General Account and the value of the Accumulation Units in the Sub-Accounts. The Policy Value is used in determining the Surrender Value (the Policy Value less any Debt and applicable surrender charges). See "THE POLICY -- Surrender." There is no guaranteed minimum Policy Value. Because Policy Value on any date depends upon a number of variables, it cannot be predetermined.

    Policy Value and Surrender Value will reflect frequency and amount of Net Premiums paid, interest credited to accumulations in the General Account, the investment performance of the chosen Sub-Accounts, any partial withdrawals, any loans, any loan repayments, any loan interest paid or credited, and any charges assessed in connection with the Policy.

    CALCULATION OF POLICY VALUE. The Policy Value is determined first on the Date of Issue and thereafter on each Valuation Date. On the Date of Issue, the Policy Value will be the Net Premiums received, plus any interest earned during the period when premiums are held in the General Account (before being transferred to the Separate Account; see THE POLICY -- Application For A Policy") less any Monthly Deductions due.

    On each Valuation Date after the Date of Issue the Policy Value will be:

    (1) the aggregate of the values in each of the Sub-Accounts on the Valuation Date, determined for each Sub-Account by multiplying the value of an Accumulation Unit in that Sub-Account on that date by the number of such Accumulations Units allocated to the Policy; plus

    (2) the value in the General Account (including any amounts transferred to the General Account with respect to a loan).

    Thus, the Policy Value is determined by multiplying the number of Accumulation Units in each Sub-Account by the value of the applicable Accumulation Units on the particular Valuation Date, adding the products, and adding the amount of the accumulations in the General Account, if any.

    THE ACCUMULATION UNIT. Each Net Premium is allocated to the Sub-Account(s) selected by you. Allocations to the Sub-Accounts are credited to the Policy in the form of Accumulation Units. Accumulation Units are credited separately for each Sub-Account.

    The number of Accumulation Units of each Sub-Account credited to the Policy is equal to the portion of the Net Premium allocated to the Sub-Account, divided by the dollar value of the applicable Accumulation Unit as of the Valuation Date the payment is received at MML's Service Center. The number of Accumulation Units will remain fixed unless changed by subsequent premium payments or a subsequent split of Accumulation Unit value, transfer, partial withdrawal or surrender. In addition, if MML is deducting the Monthly Deduction or other charges from a Sub-Account, each such deduction will result in cancellation of a number of Accumulation Units equal in value to the amount deducted.

    The dollar value of an Accumulation Unit of each Sub-Account varies from Valuation Date to Valuation Date based on the investment experience of that Sub-Account. That experience, in turn, will reflect the investment performance, expenses and charges of the respective Funds Portfolios. The value of an Accumulation Unit was set at one dollar ($1.00) on the first Valuation Date for each Sub-Account. The dollar value of an Accumulation Unit on a given Valuation Date is determined by multiplying the dollar value of the corresponding Accumulation Unit as of the immediately preceding Valuation Date by the appropriate net investment factor.

    NET INVESTMENT FACTOR. The net investment factor measures the investment performance of a Sub-Account of the Separate Account during the Valuation Period just ended. The net investment factor for each Sub-Account is equal to one thousand (1.0000) plus the number arrived at by dividing (a) by (b) and subtracting (c) and (d) from the result, where:

    (a) is the investment income of that Sub-Account for the Valuation Period, plus capital gains, realized or unrealized, credited during the Valuation Period; minus capital losses, realized or unrealized, charged during the Valuation Period; adjusted for provisions made for taxes, if any;

    (b) is the value of that Sub-Account's assets at the beginning of the Valuation Period;

    (c) is a charge for each day in the Valuation Period equal on an annual basis to 0.90% of the daily net asset value of that Sub-Account for mortality and expense risks. This charge may be increased or decreased by MML, but may not exceed 1.275%; and

    (d) is the Separate Account administrative charge for each day in the Valuation Period equal on an annual basis to 0.25% of the daily net asset value of that Sub-Account. This charge is applicable only during the first ten Policy years.

    The net investment factor may be greater or less than one (1). Therefore, the value of an Accumulation Unit may increase or decrease. You bear the investment risk.

    Allocations to the General Account are not converted into Accumulation Units, but are credited interest at a rate periodically set by MML. See "MORE INFORMATION ABOUT THE GENERAL ACCOUNT."

PAYMENT OPTIONS

    During the Insured's lifetime, you may arrange for the Death Proceeds to be paid in a single sum or under one or more of the payment options currently offered by MML, subject to any state limitations. See "APPENDIX B, "PAYMENT OPTIONS." These payment options are also available at the Maturity Date and if the Policy is surrendered. MML may make more payment options available in the future. If no election is made, MML will pay the Death Proceeds in a single sum. When the Death Proceeds are payable in a single sum, the Beneficiary may, within one (1) year of the Insured's death, select one or more of the payment options, if no payments have yet been made.

OPTIONAL INSURANCE BENEFITS

    Subject to certain requirements, one or more of the optional insurance benefits described in "APPENDIX A -- OPTIONAL BENEFITS" may be added to a Policy by rider. The cost of any optional insurance benefits will be deducted as part of the Monthly Deduction. See "CHARGES AND DEDUCTIONS -- Monthly Deduction From Policy Value."

SURRENDER

    You may at any time surrender the Policy and receive its Surrender Value. The Surrender Value is the Policy Value less any Debt and applicable surrender charges. The Surrender Value will be calculated as of the Valuation Date on which a written request for surrender and the Policy are received at the Service Center. A surrender charge will be deducted when a Policy is surrendered if less than fifteen (15) full Policy years have elapsed from the Date of Issue of the Policy or from the effective date of any increase in Face Amount. See "CHARGES AND DEDUCTIONS -- Surrender Charge."

    The proceeds on surrender may be paid in a single lump sum or under one or more payment options currently offered by MML, subject to any state limitations. See "APPENDIX B -- PAYMENT OPTIONS." MML will normally pay the Surrender Value within seven (7) days following MML's receipt of the surrender request, but MML may delay payment under the circumstances described in "OTHER POLICY PROVISIONS -- Postponement Of Payments."

    For important tax consequences which may result from surrender see "FEDERAL TAX CONSIDERATIONS."

PARTIAL WITHDRAWAL

    Any time after the first Policy year, you may withdraw a portion of the Surrender Value of your Policy, subject to the limits stated below, upon written request filed at the Service Center. The written request must indicate the dollar amount you wish to receive and the Accounts from which such amount is to be withdrawn. You may allocate the amount withdrawn among the Sub-Accounts and the General Account. If you do not provide allocation instructions MML will make a Pro Rata Allocation. Each partial withdrawal must be in a minimum amount of five hundred dollars ($500). Under Option 1, the Face Amount is reduced by the amount of the partial withdrawal, and a partial withdrawal will not be allowed if it would reduce the Face Amount below forty thousand dollars ($40,000.)

    A partial withdrawal from a Sub-Account will result in the cancellation of the number of Accumulation Units equivalent in value to the amount withdrawn. The amount withdrawn equals the amount requested by you plus the transaction charge and any applicable partial withdrawal charge as described under "CHARGES AND DEDUCTIONS -- Charges On Partial Withdrawal." MML will normally pay the amount of the partial withdrawal within seven (7) days following MML's receipt of the partial withdrawal request, but MML may delay payment under certain circumstances described in "OTHER POLICY PROVISIONS -- Postponement Of Payments."

    For a discussion of important tax consequences which may result from partial withdrawals, see "FEDERAL TAX CONSIDERATIONS."

                             CHARGES AND DEDUCTIONS

    Charges will be deducted in connection with the Policy to compensate MML for providing the insurance benefits set forth in the Policy and any additional benefits added by rider, administering the Policy, incurring distribution expenses, and assuming certain risks in connection with the Policies. Each of the charges identified as an administrative charge is intended to reimburse MML for actual administrative costs incurred, and is not intended to result in a profit to MML.

SURRENDER CHARGE

    The Policy provides for a contingent surrender charge. A separate surrender charge, described in more detail below, is calculated upon the issuance of the Policy and for each increase in the Face Amount. A surrender charge may be deducted if you request a full surrender of the Policy or a decrease in Face Amount. The duration of the surrender charge is fifteen (15) years from Date of Issue or from the effective date of any increase in the Face Amount for issue Ages 0 through 50, grading down to ten (10) years for issue Ages fifty-five (55) and above. The initial maximum surrender charges per one thousand dollars ($1,000) of Face Amount are shown in the table "Maximum Surrender Charges per one thousand dollars ($1,000) Face Amount" on pages and of "APPENDIX D -- CALCULATION OF MAXIMUM SURRENDER CHARGES". The initial maximum surrender charge continues in a level amount for forty (40) Policy months and then reduces thereafter, as described in "APPENDIX D -- CALCULATION OF MAXIMUM SURRENDER CHARGES".

    The maximum surrender charge calculated upon issuance of the Policy equals the appropriate factor based on issue Age from the "Maximum Surrender Charges per one thousand dollars ($1,000) Face Amount" table in "APPENDIX D -- CALCULATION OF MAXIMUM SURRENDER CHARGES" multiplied by the initial Face Amount divided by one thousand dollars ($1,000). As noted above, this surrender charge will remain level for the first forty (40) Policy months after the issuance of the Policy and then reduce each month thereafter. During any Policy year, the surrender charge may not exceed the sum of (a) plus (b) where (a) is a deferred administrative charge equal to $8.50 per thousand dollars of the initial Face Amount and (b) is a deferred sales charge of 49% of premiums received up to a maximum number of Guideline Annual Premiums subject to the deferred sales charge. That maximum varies by issue Age from 1.660714 (for Ages 0 through 55) to 0.948980 (for Age 80).

    If you surrender the Policy during the first two (2) Policy years following the Date of Issue, the deferred administrative charge will be $8.50 per thousand dollars of initial Face Amount, as described above, but the deferred sales charge will not exceed twenty-nine percent (29%) of premiums received, up to one Guideline Annual Premium (or the maximum number of Guideline Annual Premiums subject to the deferred sales charge, if less), plus nine percent (9%) of premiums received in excess of the Guideline Annual Premium limitation. See "APPENDIX D -- CALCULATION OF MAXIMUM SURRENDER CHARGES". If surrender occurs before premiums equal or exceed one Guideline Annual Premium, MML will not assess the nine percent (9%) charge.

    The deferred administrative charge compensates MML for expenses incurred in administering the Policy. The deferred sales charge compensates MML for expenses relating to the distribution of the Policy, including agents commissions, advertising and the printing of the prospectus and sales literature.

    A separate surrender charge will apply to and is calculated for each increase in Face Amount. The surrender charge for the increase is in addition to that for the initial Face Amount. The initial maximum surrender charge for the increase equals the appropriate factor based on Age at time of increase from the "Maximum Surrender Charges per one thousand dollars ($1,000) Face Amount" table in "APPENDIX D -- CALCULATION OF MAXIMUM SURRENDER CHARGES" multiplied by the Face Amount of the increase divided by one thousand dollars ($1,000). As noted above, this surrender charge will remain level for the first forty (40) Policy months after the increase and then reduce each month thereafter. During any Policy year following the increase, the surrender charge associated with the increase may not exceed the sum of (a) plus (b) where (a) is a deferred administrative charge equal to $8.50 per thousand dollars of Face Amount increase and (b) is a deferred sales charge of forty-nine percent (49%) of premiums received which are associated with the increase up to a maximum number of Guideline Annual Premiums (for the increase) subject to the deferred sales charge that varies by Age (at the time of the increase) from 1.660714 (for Ages 0 through 55) to 0.948980 (for Age 80).

    During the first two (2) Policy years following an increase in Face Amount, the deferred administrative charge will be $8.50 per thousand dollars of Face Amount increase, as described above, but the deferred sales charge will not exceed twenty-nine percent (29%) of premiums received which are associated with the increase, up to one Guideline Annual Premium (or the maximum number of Guideline Annual Premiums subject to the deferred sales charge, if less) associated with the increase, plus nine percent (9%) of premiums received which are associated with the increase in excess of the Guideline Annual Premium limitation. See "APPENDIX D -- CALCULATION OF MAXIMUM SURRENDER CHARGES". The premiums associated with the increase are determined as described below.

    Additional premium payments may not be required to fund a requested increase in Face Amount. Therefore, a special rule, which is based on relative Guideline Annual Premium payments, applies to allocate a portion of existing Policy Value to the increase and to allocate subsequent premium payments between the initial Policy and the increase. For example, suppose the Guideline Annual

Premium is equal to one thousand five hundred dollars ($1,500) before an increase and is equal to two thousand dollars ($2,000) as a result of the increase. The Policy Value on the effective date of the increase would be allocated 75% ($1,500/$2,000) to the initial Face Amount and twenty-five percent (25%) to the increase. Thus, existing Policy Value associated with the increase will equal the portion of Policy Value allocated to the increase on the effective date of the increase, before any deductions are made. Premiums associated with the increase will equal the portion of the premium payments actually made on or after the effective date of the increase which are allocated to the increase.

    See "APPENDIX D -- CALCULATION OF MAXIMUM SURRENDER CHARGES," for examples illustrating the calculation of the maximum surrender charge.

    A surrender charge may be deducted on a decrease in the Face Amount. In the event of a decrease, the surrender charge deducted is a fraction of the charge that would apply to a full surrender of the Policy. The fraction will be determined by dividing the amount of the decrease by the current Face Amount and multiplying the result by the surrender charge. If more than one surrender charge is in effect (i.e., pursuant to one or more increases in the Face Amount of a Policy), the surrender charge will be applied in the following order: (1) the most recent increase, (2) the next most recent increase successively, and
(3) the initial Face Amount. Where a decrease causes a partial reduction in an increase or in the initial Face Amount, a proportionate share of the surrender charge for that increase or for the initial Face Amount will be deducted.

TAX EXPENSE CHARGE

    Currently, a deduction of three and one-half percent (3.5%) of premiums for state and local premium taxes and federal taxes imposed for deferred acquisition costs ("DAC taxes") is made from each premium payment. The premium payment less the tax expense charge equals the Net Premium. The total charge is a combined state and local premium tax deduction of two and one-half percent (2.5%) of premiums and a DAC tax deduction of one percent (1%) of premiums. While the premium tax of two and one-half percent (2.5%) is deducted from each premium payment, some jurisdictions may not impose premium taxes. Premium taxes vary from state to state, ranging from zero to four percent (4.0%), and the two and one-half percent (2.5%) rate attributable to premiums for state and local premium taxes approximates the average expenses to MML associated with the premium taxes. The two and one-half percent (2.5%) charge may be higher or lower than the actual premium tax imposed by the applicable jurisdiction. However, MML does not expect to make a profit from this charge. The one percent (1%) rate attributable to premiums for DAC taxes approximates MML's expenses in paying federal taxes for deferred acquisition costs associated with the Policies. MML reserves the right to increase or decrease the tax expense charge to reflect changes in MML's expenses for premium taxes and DAC taxes. The DAC tax deduction is a factor MML must use when calculating the maximum sales load it can charge under the SEC rules during the first two Policy years.

MONTHLY DEDUCTION FROM POLICY VALUE

    Prior to the Maturity Date, a Monthly Deduction from Policy Value will be made to cover a charge for the cost of insurance, a charge for any optional insurance benefits added by rider and a monthly administrative charge. The cost of insurance charge and the monthly administrative charges are discussed below. The Monthly Deduction on or following the effective date of a requested increase in the Face Amount will also include a fifty dollar ($50) administrative charge for the increase. See "THE POLICY -- Change In Face Amount."

    Prior to the Maturity Date, the Monthly Deduction will be deducted as of each Monthly Payment Date commencing with the Date of Issue of the Policy. It will be allocated to one Sub-Account according to your instructions, or, if no allocation is specified, MML will make a Pro Rata Allocation. If the Sub-Account you specify does not have sufficient funds to cover the Monthly Deduction, MML will deduct the charge for that month as if no specification were made. However, if on subsequent Monthly Payment Dates there is sufficient Policy Value in the Sub-Account you specified, the Monthly Deduction will be deducted from that Sub-Account. No Monthly Deductions will be made on or after the Maturity Date.

    COST OF INSURANCE. This charge is designed to compensate MML for the anticipated cost of providing Death Proceeds to Beneficiaries of those Insureds who die prior to the Maturity Date and to provide MML with a profit. The cost of insurance is determined on a monthly basis, and is determined separately for the initial Face Amount and for each subsequent increase in Face Amount. Because the cost of insurance depends upon a number of variables, it can vary from month to month. MML may earn a profit from this charge.

    CALCULATION OF THE CHARGE. If you select Sum Insured Option 2, the monthly cost of insurance charge for the initial Face Amount will equal the applicable cost of insurance rate multiplied by the initial Face Amount. If you select Sum Insured Option 1, however, the applicable cost of insurance rate will be multiplied by the initial Face Amount less the Policy Value (minus charges for rider benefits) at the beginning of the policy month. Thus, the cost of insurance charge may be greater for Policy Owners who have selected Sum Insured Option 2 than for those who have selected Sum Insured Option 1, assuming the same Face Amount in each case and assuming that the Guideline Minimum Sum Insured is not in effect. In other words, since the Sum Insured under Option 1 remains constant while the Sum Insured under Option 2 varies with the Policy Value, any Policy Value increases will reduce the insurance charge under Option 1 but not under Option 2.

    If you select Sum Insured Option 2, the monthly insurance charge for each increase in Face Amount (other than an increase caused by a change in Sum Insured Option) will be equal to the cost of insurance rate applicable to that increase multiplied by the increase in Face Amount. If you select Sum Insured Option 1, the applicable cost of insurance rate will be multiplied by the increase in the Face Amount reduced by any Policy Value (minus rider charges) in excess of the initial Face Amount at the beginning of the policy month.

    If the Guideline Minimum Sum Insured is in effect under either Option, a monthly cost of insurance charge will also be calculated for that portion of the Sum Insured which exceeds the current Face Amount. This charge will be calculated by multiplying the cost of insurance rate applicable to the initial Face Amount times the Guideline Minimum Sum Insured (Policy Value times the applicable percentage) less the greater of the Face Amount or the Policy Value if you selected Sum Insured Option 1, or less the Face Amount plus the Policy Value if you selected Sum Insured Option 2. When the Guideline Minimum Sum Insured is in effect, the cost of insurance charge for the initial Face Amount and for any increases will be calculated as set forth in the preceding two paragraphs.

    The monthly cost of insurance charge will also be adjusted for any decreases in Face Amount. See "THE POLICY -- Change In Face Amount: Decreases."

    COST OF INSURANCE RATES. The Policy contains cost of insurance rates which MML guarantees will never be exceeded. These guaranteed rates for standard risk classes are based upon certain of the 1980 Commissioners Standard Ordinary Mortality Tables (and where unisex cost of insurance rates apply, the 1980 Commissioners Standard Ordinary Mortality Table B). These rates are also based on the Insured's Age, sex, and underwriting class. The guaranteed rates for substandard classes are based on multiples or additives of these tables.

    MML may also use current cost of insurance rates which may be lower than the guaranteed rates but which will never, in any event, exceed the guaranteed rates. The current cost of insurance rates are based upon MML's expectations as to future mortality and persistency experience and other factors. These rates may change from time to time. The current cost of insurance rates are determined at the beginning of each Policy year for the initial Face Amount. The current cost of insurance rates for an increase in Face Amount or rider are also determined annually on the anniversary of the effective date of each increase or rider.

    In general terms, cost of insurance rates and charges (guaranteed or current) are based on male, female or a blended unisex rate table, Age and Premium Class of the Insured at the Date of Issue, the effective date of an increase or date of rider, as applicable, and risk classification. For those Policies issued in certain states or in certain cases on a unisex basis, sex-distinct rates do not apply. The

Premium Class of an Insured will affect the cost of insurance rates. Insureds are currently placed into preferred Premium Classes, standard Premium Classes and substandard Premium Classes. In an otherwise identical Contract, an Insured in the preferred Premium Class will have a lower cost of insurance than an Insured in a standard Premium Class who, in turn, will have a lower cost of insurance than an Insured in a substandard Premium Class with a higher mortality risk. Non-smoker Insureds will incur lower cost of insurance rates than Insureds who are classified as smokers but who are otherwise in the same Premium Class. Any Insured with an Age at issuance under 18 will be classified initially as regular or substandard. The Insured then will be classified as a smoker at Age 18 unless the Insured provides satisfactory evidence that the Insured is a non-smoker. MML will provide notice to you of the opportunity for the Insured to be classified as a non-smoker when the Insured reaches Age 18. MML will classify tobacco users (i.e.,. those who chew tobacco or smoke pipes or cigars) as smokers for purposes of the current and guaranteed rates. Certain Connecticut Mutual Life Insurance Company and MML life insurance policies previously issued may have classified those who chew tobacco or smoke pipes or cigars as non-smokers. Those policyowners who have been so classified will be considered smokers if they exchange their existing policy for a Policy offered by this prospectus. Therefore, such policyowners should carefully consider the increased cost of insurance when contemplating a policy exchange.

    The cost of insurance rate is determined separately for the initial Face Amount and for the amount of any increase in Face Amount. For each increase in Face Amount you request, at a time when the Insured is in a less favorable Premium Class than previously, a correspondingly higher cost of insurance rate will apply only to that portion of the Insurance Amount at Risk for the increase. For the initial Face Amount and any prior increases, MML will use the Premium Class previously applicable. On the other hand, if the Insured's Premium Class improves on an increase, the lower cost of insurance rate generally will apply to the entire Insurance Amount at Risk.

    MONTHLY ADMINISTRATIVE CHARGES. Prior to the Maturity Date, a monthly administrative charge of five dollars ($5) per month will be deducted from Policy Value. This charge will be used to compensate MML for expenses incurred in the administration of the Policy and will compensate MML for first year underwriting and other start-up expenses incurred in connection with the Policy. These expenses include the cost of processing applications, conducting medical examinations, determining insurability and the Insured's Premium Class, and establishing Policy records. MML does not expect to derive a profit from these charges.

CHARGES AGAINST ASSETS OF THE SEPARATE ACCOUNT

    MML assesses each Sub-Account with a charge for mortality and expense risks assumed by MML and a charge for administrative expenses of the Separate Account.

    MORTALITY AND EXPENSE RISK CHARGE. MML currently makes a charge on an annual basis of 0.90% of the daily net asset value in each Sub-Account. This charge is for the mortality risk and expense risk which MML assumes in relation to the variable portion of the Policies. The total charges may be increased or decreased by the Board of Directors of MML once each year, subject to compliance with applicable state and Federal requirements, but it may not exceed 1.275% on an annual basis.

    Any mortality and expense risk charge above 0.90% is currently considered above the range of industry practice. To increase the charge above the range of industry practice, MML must file a request with the Securities and Exchange Commission ("SEC") for an exemption from certain SEC rules, in which it would be necessary to demonstrate that the proposed charge is reasonable in relation to the risks assumed under the Policy. Even with such a demonstration, there is no assurance that the SEC would issue an exemptive order.

    The mortality risk assumed by MML is that Insureds may live for a shorter time than anticipated, and that MML will therefore pay an aggregate amount of Death Proceeds greater than anticipated. The expense risk assumed is that the expenses incurred in issuing and administering the Policies will exceed the amounts realized from the administrative charges provided in the Policies. If the charge for mortality and expense risks is not sufficient to cover actual mortality experience and expenses, MML will absorb the losses. If costs are less than the amounts provided, the difference will be a profit to MML. To the extent this charge results in a current profit to MML, such profit will be available for use by MML for, among other things, the payment of distribution, sales and other expenses. MML expects a profit from this charge. Since mortality and expense risks involve future contingencies which are not subject to precise determination in advance, it is not feasible to identify specifically the portion of the charge which is applicable to each.

    SEPARATE ACCOUNT ADMINISTRATIVE CHARGE. During the first ten (10) Policy years, MML assesses a charge on an annual basis of 0.25% of the daily net asset value in each Sub-Account. The charge is assessed to help defray administrative expenses actually incurred in the administration of the Separate Account and the Sub-Accounts and is not expected to be a source of profit. The administrative functions and expenses assumed by MML in connection with the Separate Account and the Sub-Accounts include, but are not limited to, clerical, accounting, actuarial and legal services, rent, postage, telephone, office equipment and supplies, expenses of preparing and printing registration statements, expenses of preparing and typesetting prospectuses and the cost of printing prospectuses not allocable to sales expense, filing and other fees. No Separate Account administrative charge is imposed after the tenth Policy year.

    OTHER CHARGES AGAINST THE ASSETS OF THE SEPARATE ACCOUNT. Because the Sub-Accounts purchase shares of the Funds, the value of the Accumulation Units of the Sub-Accounts will reflect the investment advisory fee and other expenses incurred by the Funds. The prospectuses and statements of additional information of the Funds contain additional information concerning such fees and expenses.

    No charges are currently made against the Sub-Accounts for Federal or state income taxes. Should MML determine that taxes will be imposed, MML may make deductions from the Sub-Account to pay such taxes. See "FEDERAL TAX CONSIDERATIONS." The imposition of such taxes would result in a reduction of the Policy Value in the Sub-Accounts.

CHARGES ON PARTIAL WITHDRAWAL

    After the first Policy Year, partial withdrawals of Surrender Value may be made. The minimum withdrawal is five hundred dollars ($500). Under Option 1, the Face Amount is reduced by the amount of the partial withdrawal, and a partial withdrawal will not be allowed if it would reduce the Face Amount below forty thousand dollars ($40,000).

    A transaction charge which is the smaller of two percent (2%) of the amount withdrawn or twenty-five dollars ($25) will be assessed on each partial withdrawal to reimburse MML for the cost of processing the withdrawal. MML does not expect to make a profit on this charge.

    A partial withdrawal charge may also be deducted from Policy Value. For each partial withdrawal you may withdraw an amount equal to ten percent (10%) of the Policy Value on the date the written withdrawal request is received by MML less the total of any prior withdrawals in that Policy year which were not subject to the Partial Withdrawal charge, without incurring a partial withdrawal charge. Any partial withdrawal in excess of this amount ("excess withdrawal") will be subject to the partial withdrawal charge. The Partial Withdrawal charge is equal to five percent (5%) of the excess withdrawal up to the amount of the surrender charge(s) on the date of withdrawal.

    This right is not cumulative from Policy year to Policy year. For example, if only eight percent (8%) of Policy Value were withdrawn in Policy year two
(2), the amount you could withdraw in subsequent Policy years would not be increased by the amount you did not withdraw in the second Policy year.

    The Policy's outstanding surrender charge will be reduced by the amount of the partial withdrawal charge deducted. The partial withdrawal charge deducted will decrease existing surrender charges in the following order:

       first, the surrender charge for the most recent increase in Face Amount;

       second,   the  surrender  charge  for   the  next  most  recent  increase
       successively;

       last, the surrender charge for the initial Face Amount.

TRANSFER CHARGES

    The first six (6) transfers in a Policy year will be free of charge. Thereafter, a transfer charge of ten dollars ($10) will be imposed for each transfer request to reimburse MML for the administrative costs incurred in processing the transfer request. MML reserves the right to increase the charge, but it will never exceed twenty-five dollars ($25). MML also reserves the right to change the number of free transfers allowed in a Policy Year. See "THE POLICY -- Transfer Privilege."

    You may have automatic transfers of at least one hundred dollars ($100) a month made on a periodic basis (a) from the Sub-Account(s) investing in the Money Market Portfolio of Fidelity VIPF Fund or the Government Securities Portfolio of the CML Fund to one (1) or more of the other Sub-Accounts or (b) to reallocate Policy Value among the Sub-Accounts. The first automatic transfer counts as one transfer towards the six (6) free transfers allowed in each Policy Year. Each subsequent automatic transfer is without charge and does not reduce the remaining number of transfers which may be made free of charge.

    If you utilize the Conversion Privilege, Loan Privilege or reallocate Policy Value within twenty (20) days of the Date of Issue of the Policy, any resulting transfer of Policy Value from the Sub-Accounts to the General Account will be free of charge, and in addition to the six (6) free transfers in a Policy year. See "THE POLICY -- Conversion Privileges" and "POLICY LOANS."

CHARGE FOR INCREASE IN FACE AMOUNT

    For each increase in Face Amount you request, a transaction charge of fifty dollars ($50) will be deducted from Policy Value to reimburse MML for administrative costs associated with the increase. This charge is guaranteed not to increase and MML does not expect to make a profit on this charge.

OTHER ADMINISTRATIVE CHARGES

    MML reserves the right to impose a charge for the administrative costs incurred for changing the Net Premium allocation instructions, for changing the allocation of any Monthly Deductions among the various Sub-Accounts, or for a projection of values. No such charges are currently imposed and any such charge is guaranteed not to exceed twenty-five dollars ($25).

SPECIAL PROVISIONS FOR GROUP OR SPONSORED ARRANGEMENTS

    Where permitted by state insurance laws, the Policies may be purchased under group or sponsored arrangements, as well as on an individual basis. A "group arrangement" includes a program under which a trustee, employer or similar entity purchases the Policies covering a group of individuals on a group basis. In California all participants of group arrangements will be individually underwritten. A "sponsored arrangement" includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of the Policies on an individual basis.

    The charges and deductions previously described for the Policies may be reduced for those Policies issued in connection with group or sponsored arrangements. MML will reduce Policy charges in accordance with its rules in effect as of the date an application for a Policy is approved. To qualify for such a reduction, a group or sponsored arrangement must satisfy certain criteria such as, size of the group, expected number of participants and anticipated premium payments from the group. Generally, the sales, administrative, and mortality costs per Policy will vary based upon the size of the group or sponsored arrangement, the purpose for which the Policies were purchased, and the characteristics of the group members. Any reductions will reflect the reduced sales, administrative, and mortality costs which result from, or are expected to result from, sales to qualifying groups and sponsored arrangements.

    MML may modify from time to time on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in the charges and deductions will not be unfairly discriminatory against any person, including the affected policyowners and all other policyowners funded by the Separate Account.

                                  POLICY LOANS

    Loans may be obtained by request to MML on the sole security of this Policy. The total amount which may be borrowed is the Loan Value. In the first Policy year, the Loan Value is seventy-five percent (75%) of Policy Value reduced by applicable surrender charges as well as Monthly Deductions and interest on Debt to the end of the Policy year. The Loan Value in the second Policy year and thereafter is ninety percent (90%) of an amount equal to Policy Value reduced by applicable surrender charges. There is no minimum limit on the amount of the loan. The loan amount will normally be paid within seven (7) days after MML receives the loan request at its Service Center, but MML may delay payments under certain circumstances. See "OTHER POLICY PROVISIONS -- Postponement Of Payments."

    A Policy loan may be allocated among the General Account and one or more Sub-Accounts. If you do not make an allocation, MML will make a Pro Rata Allocation based on the amounts in the Accounts on the date MML receives the loan request. Policy Value in each Sub-Account equal to the Policy loan allocated to such Sub-Account will be transferred to the General Account, and the number of Accumulation Units equal to the Policy Value so transferred will be canceled. This will reduce the Policy Value in these Sub-Accounts. These transactions are not treated as transfers for purposes of the transfer charge.

    As long as the Policy is in force, Policy Value in the General Account equal to the loan amount will be credited with interest at a specified rate no less than that which produces an effective annual yield of at least six percent (6.00%) per year. NO ADDITIONAL INTEREST WILL BE CREDITED TO SUCH POLICY VALUE.

    If the Policy is a "modified endowment contract," then loans will be treated as distributions for Federal tax purposes. Therefore, they may be taxable and subject to a penalty tax. See "FEDERAL TAX CONSIDERATIONS -- Modified Endowment Contracts."

LOAN INTEREST CHARGED

    Interest accrues daily and is payable in arrears at the annual rate of eight percent (8%). Interest is due and payable at the end of each Policy year or on a pro rata basis for such shorter period as the loan may exist. Interest not paid when due will be added to the loan amount and bear interest at the same rate. After the due and unpaid interest is added to loan amount, if the new loan amount exceeds the Policy Value in the General Account, MML will transfer Policy Value equal to that excess loan amount from the Policy Value in each Sub-Account to the General Account as security for the excess loan amount. MML will allocate the amount transferred among the Sub-Accounts in the same proportion that the Policy Value in each Sub-Account bears to the total Policy Value in all Sub-Accounts.

REPAYMENT OF DEBT

    Loans may be repaid at any time prior to the lapse of the Policy. Upon repayment of Debt, the portion of the Policy Value that is in the General Account securing the Debt repaid will be allocated to the various Accounts and increase the Policy Value in such accounts in accordance with your instructions. If you do not make a repayment allocation, MML will allocate Policy Value in accordance with your most recent premium allocation instructions; provided, however, that loan repayments allocated to the Separate Account cannot exceed Policy Value previously transferred from the Separate Account to secure the Debt. Amounts paid while a loan is outstanding will be treated as premiums, not as loan repayments, unless instructed otherwise.

    If Debt exceeds the Policy Value less the surrender charge, the Policy will terminate. A notice of such pending termination will be mailed to the last known address of you and any assignee. If you do not make sufficient payment within sixty-two (62) days after this notice is mailed, the Policy will terminate with no value. See "POLICY TERMINATION AND REINSTATEMENT."

EFFECT OF POLICY LOANS

    Although Policy loans may be repaid at any time prior to the lapse of the Policy, Policy loans will permanently affect the Policy Value and Surrender Value, and may permanently affect the Death Proceeds. The effect could be favorable or unfavorable, depending upon whether the investment performance of the Sub-Account(s) is less than or greater than the interest credited to the Policy Value in the General Account attributable to the loan.

    Moreover, outstanding Policy loans and the accrued interest will be deducted from the proceeds payable upon the death of the Insured or surrender.

                      POLICY TERMINATION AND REINSTATEMENT

TERMINATION

    The failure to make premium payments will not cause the Policy to lapse unless: (a) the Surrender Value is insufficient to cover the next Monthly Deduction plus loan interest accrued; or (b) Debt exceeds the Policy Value less surrender charges. If one of these situations occurs, the Policy will be in default. You will then have a grace period of sixty-two (62) days, measured from the date of default, to make sufficient payments to prevent termination. On the date of default, MML will send a notice to you and to any assignee of record. The notice will state the amount of premium due and the date on which it is due.

    Failure to make a sufficient payment within the grace period will result in termination of the Policy. If the Insured dies during the grace period, the Death Proceeds will still be payable, but any Monthly Deductions due and unpaid through the Policy month in which the Insured dies and any other overdue charge will be deducted from the Death Proceeds.

    Except for the situation described in (b) above, if, during the first forty-eight (48) months after the Date of Issue or the effective date of an increase in Face Amount, you make premium payments, less Debt, partial withdrawals and partial withdrawal charges, at least equal to the sum of the Minimum Monthly Factors for the number of months the Policy, increase, or Policy Change which causes a change in the Minimum Monthly Factor has been in force, the Policy is guaranteed not to lapse during that period. A Policy Change which causes a change in the Minimum Monthly Factor is a change in the Face Amount or the addition or deletion of a rider. Except for the first forty-eight (48) months after the Date of Issue or the effective date of an increase, payments equal to the Minimum Monthly Factor do not guarantee that the Policy will remain in force.

REINSTATEMENT

    If the Policy has not been surrendered and the Insured is alive, the terminated Policy may be reinstated anytime within three (3) years after the date of default and before the Maturity Date. The reinstatement will be effective on the Monthly Payment Date following the date you submit the following to MML: (1) a written application for reinstatement; (2) Evidence of Insurability showing that the Insured is insurable according to MML's underwriting rules; and (3) a premium that, after the deduction of the tax expense charge, is large enough to cover the minimum amount payable, as described below.

    MINIMUM AMOUNT PAYABLE. If reinstatement is requested when less than forty-eight (48) Monthly Deductions have been made since the Date of Issue or the effective date of an increase in the Face Amount, you must pay the lesser of the amount shown in A or B:

    Under A, the minimum amount payable is the Minimum Monthly Factor for the three-month period beginning on the date of reinstatement.

    Under B, the minimum amount payable is the sum of:

        (1) the amount by which the surrender charge as of the date of reinstatement exceeds the Policy Value on the date of default; plus

        (2) Monthly Deductions for the three-month period beginning on the date of reinstatement.

    If reinstatement is requested after forty-eight (48) Monthly Deductions have been made since the Date of Issue of the policy or any increase in the Face Amount or a Policy Change which causes a change in the Minimum Monthly Factor, you must pay the amount shown in B above. MML reserves the right to increase the Minimum Monthly Factor upon reinstatement.

    SURRENDER CHARGE. The surrender charge on the date of reinstatement is the surrender charge which would have been in effect had the Policy remained in force from the Date of Issue. The Policy Value less Debt on the date of default will be restored to the Policy to the extent it does not exceed the surrender charge on the date of reinstatement. Any Policy Value less Debt as of the date of default which exceeds the surrender charge on the date of reinstatement will not be restored.

    POLICY   VALUE  ON  REINSTATEMENT.    The   Policy  Value  on  the  date  of
reinstatement is:

        (1) the Net Premium paid to reinstate the Policy increased by interest from the date the payment was received at MML's Service Center; plus

        (2) an amount equal to the Policy Value less Debt on the date of default to the extent it does not exceed the surrender charge on the date of reinstatement; minus

        (3) the Monthly Deduction due on the date of reinstatement.

    You may not reinstate any Debt outstanding on the date of default or foreclosure.

                            OTHER POLICY PROVISIONS

    The following Policy provisions may vary in certain states in order to comply with requirements of the insurance laws, regulations, and insurance regulatory agencies in those states.

POLICYOWNER

    The Policyowner is the Insured unless another Policyowner has been named in the application for the Policy. The Policyowner is generally entitled to exercise all rights under a Policy while the Insured is alive, subject to the consent of any irrevocable Beneficiary (the consent of a revocable Beneficiary is not required). The consent of the Insured is required whenever the Face Amount of insurance is increased.

BENEFICIARY

    The Beneficiary is the person or persons to whom the Death Proceeds are payable upon the Insured's death. Unless otherwise stated in the Policy, the Beneficiary has no rights in the Policy before the death of the Insured. While the Insured is alive, you may change any Beneficiary unless you have declared a Beneficiary to be irrevocable. If no Beneficiary is alive when the Insured dies, the owner (or the owner's estate) will be the Beneficiary. If more than one Beneficiary is alive when the Insured dies, they will be paid in equal shares, unless you have chosen otherwise. Where there is more than one Beneficiary, the interest of a Beneficiary who dies before the Insured will pass to surviving Beneficiaries proportionally.

INCONTESTABILITY

    MML will not contest the validity of a Policy or rider after it has been in force during the Insured's lifetime for two (2) years from the Date of Issue. MML will not contest the validity of any increase in the Face Amount after such increase or rider has been in force during the Insured's lifetime for two (2) years from its effective date.

    If the Policy is reinstated, the Sum Insured cannot be contested after the Policy has been in force during the Insured's lifetime for two (2) years from the date of reinstatement. The Policy can be contested within the two-year period over statements made in the reinstatement application.

SUICIDE

    Generally, unless inconsistent with applicable state law or regulations, the Death Proceeds will not be paid if the Insured commits suicide, while sane or insane, within two (2) years from the Date of Issue. Instead, MML will pay the Beneficiary an amount equal to all premiums paid for the Policy, without interest, less any outstanding Debt and less any partial withdrawals. If the Insured commits suicide, while sane or insane, generally within two (2) years from the effective date of any increase in the Sum Insured, MML's liability with respect to such increase will be limited to a refund of the cost thereof. The Beneficiary will receive the administrative charges and insurance charges paid for such increase.

    Except in New York, MML does not assume the risk of suicide of the Insured, while sane or insane, within two (2) years of the effective date of a reinstatement of the Policy. Instead of the Death Proceeds, the Beneficiary will receive the sum of the premiums paid since reinstatement, less the sum of any outstanding debt and partial withdrawals made since the date of reinstatement.

AGE AND SEX

    If the Insured's Age or sex as stated in the application for a Policy is not correct, benefits under a Policy will be adjusted to reflect the correct Age and sex, if death occurs prior to the Maturity Date. The adjusted benefit will be that which the most recent cost of insurance charge would have purchased for the correct Age and sex. In no event will the Sum Insured be reduced to less than the Guideline Minimum Sum Insured. In the case of a Policy issued on a unisex basis, this provision as it relates to misstatement of sex does not apply.

PARTICIPATING CONTRACT

    Because the Policy is issued by MML, a mutual life insurance company, it is a participating policy. This means the Policy may share in divisible surplus declared by MML. However, MML does not expect to credit any dividends upon these Policies while they remain in force because favorable investment performance will be reflected in Policy values and because MML intends, if experience indicates that current charges are greater than needed to cover expenses, to reduce those charges further so that there will be no source of distributable surplus attributable to these Policies. However, to the extent that dividends are distributed to you, you may direct them to be (a) paid in cash, (b) added to Policy Value, (c) left with MML to accumulate at interest at an annual rate of not less than three percent (3%), subject to withdrawal at any time, or (d) applied as a net single premium for the purchase of additional paid-up life insurance.

    As a member of MML, the insured under the Policy has the right to vote in person or by proxy at all meetings of MML.

ASSIGNMENT

    The owner may assign a Policy as collateral or make an absolute assignment of the Policy. All rights under the Policy will be transferred to the extent of the assignee's interest. The consent of the assignee may be required in order to make changes in premium allocations, to make transfers, or to exercise other rights under the Policy. MML is not bound by an assignment or release thereof, unless it is in writing and is recorded at MML's Service Center. When recorded, the assignment will take effect as of the date the written request was signed. Any rights created by the assignment will be subject to any payments made or actions taken by MML before the assignment is recorded. MML is not responsible for determining the validity of any assignment or release. An assignment may have adverse tax consequences. See "FEDERAL TAX CONSIDERATIONS."

POSTPONEMENT OF PAYMENTS

    Payments of any amount due from the Separate Account upon surrender, partial withdrawals, or death of the Insured, as well as payments of a Policy loan and transfers may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC or (ii) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets. Except in New York, payments under the Policy of any amounts derived from the premiums paid by check may be delayed until such time as the check has cleared your bank.

    MML also reserves the right to defer payment of any amount due from the General Account upon surrender, partial withdrawal or death of the Insured, as well as payments of policy loans and transfers from the General Account, for a period not to exceed six months.

                    DIRECTORS AND PRINCIPAL OFFICERS OF MML

    The directors and executive vice presidents of MML, their positions and their other business affiliations and business experience for the past two years are as follows:

DIRECTORS

    ROGER G. ACKERMAN, Director and Member, Auditing and Compensation Committees

    President, Chief Operating Officer (since 1990) Group President (1987-1990), Corning Incorporated (manufacturer of specialty materials, communication equipment and consumer products), Houghton Park, Corning, New York; Director, The Pittson Company (mining and marketing of coal for electric utility and steel industries), One Pickwick Plaza, Greenwich, Connecticut; Director (since 1993) Dow Corning Corporation; Member of Executive Committee, National Association of Manufacturers.

    JAMES R. BIRLE, Director

    President of Resolute Partners since 1994. Prior to founding Resolute Partners, he was General Partner of The Blackstone Group from 1988 to 1994, and also served as Co-Chairman and Chief Executive Officer of Wickes Companies, Inc. Mr. Birle was previously Senior Vice President and Group Executive of the General Electric Company. He is also a Director of Drexel, Inc. and The Connecticut Health and Educational Facilities Authority, and a Trustee of Villanova University and The Sea Research Foundation.

    FRANK C. CARLUCCI, III, Director

    Chairman of the Carlyle Group. Mr. Carlucci has had extensive experience in government service. His past appointments include Secretary of Defense, Deputy Director of Central Intelligence, Ambassador to Portugal, Under Secretary of Department of Health, Education and Welfare and Deputy Director of the Office of Management and Budget. Mr. Carlucci is also a Director of Ashland Oil, Inc., Bell Atlantic Corporation, Kaman Corporation and the Quaker Oats Company.

    GENE CHAO, PH.D., Director

    Chairman and Chief Executive Officer of Computer Projections, Inc. since 1991. Prior to that time, Dr. Chao served as Chairman and President of Metheus Corporation and Chairman and Chief Executive Officer of the American Leadership Forum, a non-profit leadership and community building organization.

    PATRICIA DIAZ DENNIS, Director

    Senior Vice President and Assistant General Counsel for SBC Communications, Inc. Previously, Mrs. Dennis was Special Counsel to Sullivan & Cromwell for communications law matters. President Reagan appointed Mrs. Dennis to serve as a member of the National Labor Relations Board from 1983 until 1986 and then named her a Commissioner of the Federal Communications Commission where she served from 1986 until 1989. In 1992, President Bush appointed Mrs. Dennis Assistant Secretary of State for Human Rights and Humanitarian Affairs, a position she held until 1993.

    ANTHONY   DOWNS,  Director  and  Member,   Investment  and  Dividend  Policy
Committees

    Senior Fellow (since 1977), Brookings Institution; Director (since 1971) Pittway Corp.; Director (since 1992), Bedford-Property Investors, Inc.; Director (since 1992), General Growth Properties, Inc., Director (since 1977) The Urban Land Institute; Director (since 1986) NAACP Legal and Educational Defense Fund, Inc.; Director, (since 1991) National Housing Partnership Foundation.

    JAMES L. DUNLAP, Director and Member, Compensation and Organization & Operations Committees

    Senior Vice President (since 1987) of Texaco, Inc. (producer of petroleum products), and President (1987-1994), Texaco USA, 1111 Bagby, Houston, Texas.

    WILLIAM B. ELLIS, PH.D., Director

    In September 1995, Mr. Ellis joined the Yale University School of Forestry and Environmental Studies as a senior fellow. He is also the retired Chairman and Chief Executive Officer of Northeast Utilities ("NU"). Mr. Ellis was associated with NU since 1976 in various capacities including President, Chief Operating Officer and Chief Executive Officer. He is also a Director of The Hartford Steam Boiler Company, the Connecticut Business and Industry Association, the Connecticut Economic Development Corporation and The Greater Hartford Chamber of Commerce.

    ROBERT M. FUREK, Director

    President and Chief Executive Officer of Heublein, Inc. Mr. Furek is also a Director of Dexter Corporation and a Trustee of Colby College.

    CHARLES K. GIFFORD, Director and Member Auditing and Investment Committees

    President (since 1989), The First National Bank of Boston, 100 Federal Street, Boston, Massachusetts; President, Bank of Boston Corporation (bank holding company), 100 Federal Street, Boston, Massachusetts; Director, Boston Edison Co.

    WILLIAM N. GRIGGS, Director, Chairman, Auditing Committee and Member, Investment Committee

    Managing Director (since 1983), Griggs & Santow Inc. (business consultants) Suite 2509, One World Trade Center, New York, New York; Director (since 1990), T/SF Communications, Inc. (diversified publishing and communications company).

    JAMES G. HARLOW, JR., Director and Member, Dividend Policy and Auditing Committees

    Chairman and President (since 1982), Oklahoma Gas and Electric Company (electric utility), 321 North Harvey Avenue, Oklahoma City, Oklahoma; Director (since 1977), Fleming Companies (wholesale food distributors); Director (since
1994), Associated Insurance Services Limited.

    GEORGE B. HARVEY, Director

    Chairman, President and Chief Executive Officer of Pitney-Bowes. Mr. Harvey is also a Director of Merrill Lynch, McGraw-Hill, Inc. and Stamford Hospital.

    BARBARA B. HAUPTFUHRER, Director, Chairman, Compensation Committee and Member, Organization and Operations Committees

    Director  and Member, Compensation, Nominating  and Audit Committees, (since
1972) The  Vanguard  Group  of Investment  Companies  including  the  following:
Windsor Fund, Morgan Growth Fund, Wellesley Income Fund, Gemini Fund, Explorer Fund, Vanguard Municipal Bond Funds, Vanguard Fixed Income Securities Fund, Vanguard World Fund, Star Fund, Vanguard Ginnie Mae Fund, Primecap Fund, Vanguard Convertible Securities Fund, Vanguard Quantitative Fund, Vanguard Index Trust, Trustees Commingled Equity Fund, Trustees Commingled Fund -- International, Vanguard Money Market Trust, Windsor II, Vanguard Asset Allocation Fund and Vanguard Equity Income Fund (principal offices, Drummers Lane, Valley Forge, Pennsylvania); Director (since 1975), The Great Atlantic and Pacific Tea Company, Inc. (operator of retail food stores); Director (since
1979), KnightRidder, Inc. (publisher of daily newspapers and operator of cable television and business information systems); Director, (since 1987), Raytheon Company, (electronics manufacturer); Director, Alco Standard Corp. (diversified manufacturer and distributor).

    SHELDON B. LUBAR, Director, Chairman/ Organization & Operations Committee and Member, Investment Committee

    Chairman (since 1977), Lubar & Co. Incorporated (investment management and advisory company) 777 East Wisconsin Avenue, Milwaukee, Wisconsin; Chairman and Director (since 1986), The Christiana Companies, Inc. (real estate development); Director; First Wisconsin National Bank and Firstar Corporation (formerly First Wisconsin Corporation, a bank holding company); Director (since 1982), Grey Wolf Drilling Co. (contract oil and gas drilling); Marshall Erdman and Associates, Inc. (design, engineering, and construction firm); SLX Energy, Inc. (oil and gas exploration); Member, Advisory Committee, Venture Capital Fund, L.P.; Prideco, Inc. (drill collar manufacturer); and Briggs & Stratton (1989-1994) (small engine manufacturer); Schwitzer, Inc. (holding company for engine parts manufacturers); Director (since 1991), Mortgage Guaranty Insurance Corporation; Director (1986-1991), Milwaukee Insurance Group Inc.; Director (since 1993), Ameritech.

    WILLIAM B. MARX, JR., Director and Member, Dividend Policy and Compensation Committees

    Executive Vice President and CEO (since 1994), AT&T Multimedia Products Group, Chief Executive Officer (1993-1994), AT&T Network Systems Group (manufacturer and marketer of network telecommunications equipment), 475 South Street, Morristown, New Jersey.

    JOHN F. MAYPOLE, Director

    Managing Partner of the Peach State Real Estate Holding Company and a consultant to institutional investors and co-owner of family businesses since 1984. He is a Director of Bell Atlantic Corporation, Briggs Industries and the Igloo Corporation, among others.

    DONALD F. MCCULLOUGH, Director and Member, Dividend Policy and Auditing Committees

    Retired (since 1988); former Chairman and Chief Executive Officer, Collins & Aikman Corp. (manufacturer of textile products) 210 Madison Avenue, New York, New York; Director; Bankers Trust New York Corp. (bank holding company) and Bankers Trust Company; Melville Corporation (specialty retailer).

    JOHN J. PAJAK, Director, Vice-Chairman and Chief Administrative Officer

    Executive Vice President-Operations; Executive Vice President for Corporate Administration
(from 1987-1992) of MassMutual. Prior to 1987, Mr. Pajak was a Senior Vice President of MassMutual. Mr. Pajak is a member of the Board of Trustees, the Trustees' Executive Committee and the Academic Affairs Committee of Western New England College in Springfield, Massachusetts.

    BARBARA S. PREISKEL, Director, Chairman, Dividend Policy Committee and Member, Compensation Committee

    Attorney-at-Law (since 1983), The Bar Building, 36 West 44th Street, New York, New York; Director (since 1975): Textron, Inc. (diversified manufacturing company); General Electric Company (diversified manufacturer of electrical products); The Washington Post Company (publisher of daily newspaper); American Stores Company (operator of supermarkets and drugstores).

    DAVID E. SAMS, JR., President, Chief Operating Officer and Director

    President and Chief Executive Officer of Connecticut Mutual from 1993 to 1996 and Chairman of the Connecticut Mutual Board from 1994 to 1996. Prior to that time. Mr. Sams served as President and Chief Executive Officer -- Agency
Group of Providian Corp. (formerly Capital Holding Corporation). Mr. Sams is also a Director of the United States Chamber of Commerce.

    THOMAS B. WHEELER,  Chief Executive  Officer, Director and  Chairman of  the
Board,   Chairman,  Investment   Committee  and  Member,   Dividend  Policy  and
Organization & Operations Committee

    Chief Executive Officer and Director of MassMutual; Director, The First National Bank of Boston and Bank of Boston Corporation (bank holding company); Massachusetts Capital Resources Company; Chairman and Director (since 1990), Oppenheimer Acquisition Corp; Two World Trade Center, New York, New York; Chairman and Director, Concert Capital Management, Inc. (wholly owned subsidiary of MassMutual Holding Company); Chairman (since 1994), MML Pension Insurance Company; Director (since 1993), Textron, Inc.

    ALFRED   M.  ZEIEN,  Director  and  Member  Organization  &  Operations  and
Compensation Committees

    Chairman and Chief Executive Officer (since 1991), President, Chief Operating Officer and Director (1991) and Vice Chairman (1981-1991), The Gillette Company (manufacturer of personal care products), Prudential Tower Building, Boston, Massachusetts; Director; Polaroid Corporation (manufacturer of photographic products); Raytheon Company (electronics manufacturer); and Repligen Corporation; Director (since 1991), Bank of Boston Corporation (bank holding company); Trustee, University Hospital of Boston Massachusetts.

EXECUTIVE OFFICERS (OTHER THAN DIRECTORS)

    LAWRENCE V. BURKETT, JR., Executive Vice President and General Counsel

    Executive Vice President and General Counsel (since 1993), Senior Vice President and Deputy General Counsel (1992-1993), Senior Vice President and Associate General Counsel (1988-1992), Vice President and Associate General Counsel (1984-1988), MassMutual; Chairman (since 1994), Director (1993-1994), Vice President -- Law (1993-1994), MML Reinsurance (Bermuda), Ltd.; Director (since 1993), Sargasso Mutual Insurance Co., Ltd.; Director (since 1993):
MassMutual Holding Company; Director (since 1993), MassMutual of Ireland; Director, Cornerstone Real Estate Advisers, Inc., Director, MML Pension Insurance Company; Director, MassMutual Holding Company; Director, MassMutual Holding Company Two, Inc.; Director, MassMutual Holding Company Two MSC., Inc.

    JOHN B. DAVIES, Executive Vice President

    Executive Vice President, (since  1994), Associate Executive Vice  President
(1994), General Agent (since 1982), MassMutual; Director, Cornerstone Real Estate Advisers, Inc., MML Investors Services, Inc.; Director, MML Insurance Agency, Inc.; Director, MML Insurance Agency of Ohio, Inc.; Director, Life Underwriter Training Council.

    DANIEL J. FITZGERALD, Executive Vice President

    Executive Vice President (since 1994), Senior Vice President (1991-1994), MassMutual; Director, Concert Capital Management, Inc.; Director, Cornerstone Real Estate Advisers, Inc.; Director (since

1994), President (1987-1993), MML Bay State Life Insurance Company; Director, MML Investors Services Inc.; Director, MML Pension Insurance Company; Director, MML Real Estate Corporation; Director, MML Realty Management Corporation; Director (since 1993), Vice President (since 1994), MassMutual Holding Company; Director and Vice President, MassMutual Holding Company Two, Inc.; Director and Vice President, MassMutual Holding Company Two MSC, Inc.; Director, MassMutual of Ireland.

    LAWRENCE L. GRYPP, Executive Vice President

    Executive Vice President (since 1991), Senior Vice President (1990-1991) and General Agent (1980-1990) of MassMutual; Chairman (since 1991), MML Investors Services, Inc. (wholly-owned broker-dealer subsidiary of MassMutual Holding Company); Director (since 1991), Oppenheimer Acquisition Corp., Two World Trade Center, New York, New York; Director, Concert Capital Management, Inc.

    JAMES E. MILLER, Executive Vice President

    Executive Vice President (since 1987), MassMutual; Director (since 1990) Chairman (since 1994), MassMutual of Ireland Ltd., Knockanrawley, Tipperary Town, Tipperary County, Ireland; Vice President and Treasurer, Dental Learning Systems, New York, New York; Director (since 1990), The Ethix Corporation, Beaverton, Oregon; Director, Benefit Panel Services, Los Angeles, California and National Capital Preferred Provider Organization, Washington, DC.; Director, Sloan's Lake Management Corp.; President, Chief Executive Officer and Director MML Pension Insurance Company.

    JOHN M. NAUGHTON, Executive Vice President

    Executive Vice President (since 1984), MassMutual; Chairman (since 1995), Director (since 1991), Springfield Institution for Savings, 1441 Main Street, Springfield, Massachusetts; Trustee, MassMutual Institutional Funds; Director, Oppenheimer Acquisition Corp.; Director, Concert Capital Management, Inc.; Director, Colebrook Group.

    JOHN J. PAJAK, Executive Vice President -- Chief Administrative Officer

    Executive Vice President (since 1987) MassMutual; Member of the Board of Directors, MML Pension Insurance Company, MassMutual Holding Company, MassMutual Holding Company Two, Inc.; MassMutual Holding Company Two MSC, Inc.

    GARY E. WENDLANDT, Executive Vice President

    Executive Vice President  (since 1992) and  Chief Investment Officer  (since
1993), Senior Vice President of MassMutual; President (since 1983), and Trustee (since 1986), MassMutual Corporate Investors (closed end investment company); President and Trustee (since 1988), MassMutual participation Investors; Director (since 1992), President and Chief Executive officer (since 1994), Concert Capital Management, Inc.; Vice Chairman and Trustee (since 1993), MML Series Investment Fund (open end investment company); Chairman and Chief Executive Officer, President and Director, MassMutual Holding Company; Director (since
1990), Oppenheimer Acquisition Fund, Two World Trade Center, New York, New York; Supervisory Director (since 1991), MassMutual/Carlson CBO N.V. (collateralized bond fund) 6 John Gorsiraweg, P.O. Box 3889, Willemsted, Curacao, Netherlands Antilles; Director, Merrill Lynch Derivative Products, Inc., World Trade Center, North Tower, New York, New York; Chairman and Chief Executive Officer, Cornerstone Real Estate Advisers, Inc.; Chairman (since 1994), Director (since
1993) MML Real Estate Corporation; Chairman (since 1994), Director (since 1993), MML Realty Management Corporation; Director, MassMutual Corporate Value
Partners, Ltd.; Director, MassMutual Corporate Value, Ltd.; Chairman and President, MassMutual Holding Company Two MSC, Inc.; Chairman and Chief Executive Officer, MassMutual Institutional Funds.

                                  DISTRIBUTION

    Connecticut Mutual Financial Services, LLC. ("CMFS"), an affiliate of MML, acts as the principal underwriter of the Policies pursuant to a underwriting agreement with MML and the Separate Account. CMFS does business under different variations of its name including "Connecticut Mutual Financial Services, L.L.C." in Delaware, Idaho, Illinois, Michigan, North Dakota, Oklahoma, Oregon, and South Dakota, "Connecticut Mutual Financial Services, Limited Liability Company" in Maine, New Mexico, Ohio and West Virginia, and "Connecticut Mutual Financial Services, LLC, L.C." in Florida.

    CMFS is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). CMFS and MML will enter into selling agreements with general insurance agents and broker-dealers who will sell the Policies. These general insurance agents and broker-dealers may or may not be subsidiaries or affiliates of MML.

    MML Investors Services, Inc., 1414 Main Street, Springfield, MA 01144-1013 ("MMLISI"), a wholly-owned subsidiary of MML, also acts as co-underwriter and distributor of the Policies. MMLISI is registered with the Commission as a broker-dealer and is a member of the NASD. Policies are sold by registered representatives of MMLISI who are also licensed to sell MML insurance products under state insurance laws.

    Registered representatives who sell the Policy will receive commissions based on a commission schedule. After issue of the Policy or an increase in Face Amount, commissions generally will not exceed fifty percent (50%) of the first year premiums up to a basic premium amount established by MML. Thereafter, commissions will generally not exceed three percent (3%) of any additional premiums.

    CMFS may enter into selling agreements with other broker-dealers registered with the Securities and Exchange Commission whose representatives are authorized by applicable law to sell variable life insurance policies. Under the agreements with those broker-dealers the commission paid to them will generally not exceed fifty-five percent (55%) of the first year premiums up to a basic premium amount established by MML. Thereafter, commissions will generally not exceed five percent (5%) of any additional premiums.

    Certain registered representatives may receive additional first year and renewal commissions and training reimbursements. General Agents of MML and certain registered representatives may also be eligible to receive expense reimbursements based on the amount of earned commissions. General Agents also receive compensation, which will not exceed thirty-five percent (35%) of first year commissions produced through their agency.

    CMFS has also established and intends to establish marketing programs in conjunction with certain associations. Because CMFS will incur expenses associated with these marketing programs, registered representatives and General Agents who directly benefit from these programs will receive commission on a reduced schedule from that described above. CMFS also expects to be engaged in these types of arrangements.

    MML intends to recoup the commission and other sales expenses through a combination of the deferred sales charge component of the anticipated surrender and partial withdrawal charges, any profits derived from the mortality and expense risk charge and cost of insurance charges, and the investment earnings on amounts allocated to accumulate on a fixed basis in excess of the interest credited on fixed accumulations by MML. Any surrender charge assessed on a Policy will be retained by MML except for amounts it may pay to CMFS and MMLISI for services it performs and expenses it may incur as co-underwriters and distributors.

                                    REPORTS

    MML will maintain the records relating to the Separate Account. You will be promptly sent statements of significant transactions such as premium payments, changes in specified Face Amount, changes in Sum Insured Option, transfers among Sub-Accounts and the General Account, partial withdrawals, increases in loan amount by you, loan repayments, lapse, termination for any reason, and reinstatement. An annual statement will also be sent to you within thirty days
(30) after a Policy Anniversary. The annual statement will summarize all of the above transactions and deductions of charges during the Policy year. It will also set forth the status of the Death Proceeds, Policy Value, Surrender Value, amounts in the Sub-Accounts and General Account, and any Policy loan(s).

    In addition, you will be sent periodic reports containing financial statements and other information for the Funds as required by the Investment Company Act of 1940.

                               LEGAL PROCEEDINGS

    There are no legal proceedings pending to which the Separate Account is a party, or to which the assets of the Separate Account are subject. MML is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Separate Account.

                              FURTHER INFORMATION

    A Registration Statement under the Securities Act of 1933 Act relating to this offering has been filed with the SEC. Certain portions of the Registration Statement and amendments have been omitted from this prospectus pursuant to the rules and regulations of the SEC. Statements contained in this Prospectus concerning the Policy and other legal documents are summaries. The complete documents and omitted information may be obtained from the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

                            INDEPENDENT ACCOUNTANTS

    The supplemental financial statements of MML as of December 31, 1995 and 1994 and for the two years then ended included in this Prospectus have been audited by Coopers & Lybrand L.L.P., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of such firm as experts in auditing and accounting in giving said reports. Financial statements of the Separate Account as of December 31, 1994 and 1995 are also included and have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon their authority as experts in auditing and accounting. Financial statements for the previous year are not included because the Separate Account did not exist prior to 1994.

    The financial statements of MML included herein should be considered only as bearing on the ability of MML to meet its obligations under the Policies.

                           FEDERAL TAX CONSIDERATIONS

    The ultimate effect of federal income taxes on values under this Policy and on the economic benefit to the Policyowner or Beneficiary depends on MML's tax status and upon the tax status of the individual concerned. The discussion contained herein is general in nature and is not an exhaustive discussion of all tax questions that might arise under the Policy, and is not intended as tax advice. Moreover, no representation is made as to the likelihood of continuation of current federal income tax laws and Treasury Regulations or of the current interpretations of the Internal Revenue Service. MML reserves the right to make changes in the Policy to assure that it continues to qualify as life insurance for tax purposes.

    For complete information on federal and state tax law considerations, a qualified tax advisor should be consulted. No attempt is made herein to consider any applicable state or other tax laws.

MML'S TAX STATUS

    MML is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986 (the "Code"). The Separate Account is not a separate entity from MML and its operations form a part of MML.

    Investment income and realized capital gains on the assets of the Separate Account are reinvested and taken into account in determining Account Value. The investment income and realized capital gains are automatically applied to increase book reserves associated with the Policy. Under existing federal income tax law, the Separate Account's investment income, including net capital gains, is not taxed to MML to the extent applied to increase reserves associated with the Policy. The reserve items taken into account at the close of the taxable year for purposes of determining net increases and net decreases must be adjusted for tax purposes by subtracting an amount attributable to appreciation in the value of assets and by adding any amount attributable to depreciation. MML's basis in the Policy's share of the assets underlying the Separate Account will be adjusted for appreciation or depreciation, to the extent the reserves are adjusted. Thus, corporate-level capital gains and losses, and the tax effect thereof, are eliminated.

    Due to MML's current tax status, no charge is made to the Separate Account for MML's federal income taxes that may be attributable to the Separate Account. Periodically, MML reviews the question of a charge to the Separate Account for MML's federal income taxes. A charge may be made for any federal income taxes incurred by MML that are attributable to the Separate Account. Depending on the method of calculating interest on Policy values allocated to the Guaranteed Principal Account (see preceding section), a charge may be imposed for the Policy's share of MML's federal income taxes attributable to that account.

    Under current laws, MML may incur state or local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, MML may charge the Separate Account for such taxes, if any, attributable to the Separate Account.

POLICY PROCEEDS, PREMIUMS AND LOANS

    MML believes that the Policy meets the statutory definition of life insurance under Code Section 7702 and hence receives the same tax treatment as that accorded to fixed benefit life insurance. Thus, the Death Benefit under the Policy is generally excludible from the gross income of the Beneficiary under
Section 101(a)(1) of the Code. As an exception to this general rule, where a Policy has been transferred for value, only the portion of the Death Benefit which is equal to the total consideration paid for the Policy may be excluded from gross income. The Policyowner is not deemed to be in constructive receipt of the cash values, including increments thereon, under the Policy until a full surrender or partial withdrawal is made (unless the Policy is a "modified endowment contract," as discussed below).

    Upon a full surrender of a Policy for its Cash Surrender Value, the Policyowner may recognize ordinary income for federal income tax purposes. Ordinary income is computed to be the amount by which the Account Value, unreduced by any outstanding Policy Debt but less any Surrender Charges assessed, exceeds the premiums paid but not previously recovered and any other consideration paid for the Policy.

    Decreases in Face Amount and Withdrawals may be taxable depending on the circumstances. Code Section 7702(f)(7) provides that where a reduction of future benefits occurs during the first 15 years after a Policy is issued and where there is a cash distribution associated with that reduction, the Policyowner may be taxed on all or a part of the amount distributed. After 15 years, such cash distributions are not subject to federal income tax, except to the extent they exceed the total amount of premiums paid but not previously recovered. MML suggests that you consult with your tax advisor in advance of a proposed decrease in Face Amount or withdrawal as to the portion, if any, which would be subject to federal income tax.

    A change of the Policyowner or the Insured or an exchange or assignment of the Policy may have tax consequences depending on the circumstances.

    MML also believes that under current law any loan received under the Policy will be treated as Policy Debt of a Policyowner, and that no part of any loan under a Policy will constitute income to the Policyowner unless the policy has become a "modified endowment contract." If the Policy is a modified endowment contract under Code Section 7702A, loans will be fully taxable to the extent of income in the Policy and could be subject to an additional 10 percent tax. See the discussion on modified endowment contracts below. Under the "personal" interest limitation provisions of the Tax Reform Act of 1986, interest on Policy loans used for personal purposes, which otherwise meet the requirements of Code
Section 264, will no longer be tax-deductible. However, other rules may apply to allow all or part of the interest expense as a deduction if the loan proceeds are used for "trade or business" or "investment" purposes. See your tax advisor for further guidance.

    If the Policy is owned by a business or corporation, the Code may impose additional restrictions. The Code limits the interest deduction available for loans against a business-owned Policy. It imposes an indirect tax upon the gain in corporate-owned life insurance policies by way of the corporate alternative minimum tax, for those corporations subject to the alternative minimum tax. The corporate alternative minimum tax could also apply to a portion of the amount by which Death Benefits received exceed the Policy's date-of-death cash surrender value.

    The Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if a Policyowner is contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, that Policyowner should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

    Federal estate  and  state and  local  estate, inheritance,  and  other  tax
consequences   of  ownership  or  receipt  of  Policy  proceeds  depend  on  the circumstances of each Policyowner or Beneficiary.

    MML cannot make any guarantee regarding the future tax treatment of any Policy. For complete information on the impact of changes with respect to the Policy and federal and state tax considerations, a qualified tax advisor should be consulted.

MODIFIED ENDOWMENT CONTRACTS

    Contrary to the rules described above, loans, collateral assignments, and other amounts distributed under a "modified endowment contract" are taxable to the extent of any accumulated income in the Policy. In general, the amount which may be subject to taxation is the excess of the Account Value (both loaned and unloaned) over the previously unrecovered premiums paid. Death benefits paid under a modified endowment contract, however, are not taxed any differently from death benefits payable under other life insurance contracts.

    A Policy is a modified endowment contract if it satisfies the definition of life insurance set out in the Internal Revenue Code but fails the additional "7-pay test." A Policy fails this test if the accumulated amount paid under the contract at any time during the first seven contract years exceeds the total premiums that would have been payable under a policy providing for guaranteed benefits upon the payment of seven level annual premiums. A Policy which would otherwise satisfy the 7-pay test will still be taxed as a modified endowment contract if it is received in exchange for a modified endowment contract.

    Certain changes will require a Policy to be retested to determine whether it has become a modified endowment contract. For example, a reduction in death benefits during the first seven contract years will cause the Policy to be retested as if it had originally been issued with the reduced death benefit. If the premiums actually paid into the Policy exceed the limits under the 7-pay test for a policy with the reduced death benefit, the Policy will become a modified endowment contract. This change is effective retroactively to the Policy Year in which the actual premiums paid exceed the new 7-pay limits.

    In addition, a "material change" occurring at any time while the Policy is in force will require the Policy to be retested to determine whether it continues to meet the 7-pay test.

    A material change starts a new 7-pay test period. The term "material change" includes many increases in death benefits. A material change does not include an increase in death benefits which is attributable to the payment of premiums necessary to fund the lowest level of death benefits payable during the first seven contract years, or which is attributable to the crediting of interest with respect to such premiums.

    Since the Policy provides for flexible premium payments, the Company has instituted procedures to monitor whether increases in death benefits or additional premium payments cause either the start of a new seven-year test period or the taxation of distributions and loans. All additional premium payments will have to be considered.

    If any amount is taxable as a distribution of income under a modified endowment contract, it will also be subject to a 10% penalty tax. Limited exceptions from the additional penalty tax are available for individual Policyowners. The penalty tax will not apply to distributions: (i) that are made on or after the date the taxpayer attains age 59 1/2; or (ii) that are attributable to the taxpayer's becoming disabled; or (iii) that are part of a series of substantially equal periodic payments (made not less frequently than annually) made for the life or life expectancy of the taxpayer. For complete information with respect to modified endowment contract status, a qualified tax advisor should be consulted.

    Once a Policy fails the 7-pay test, loans and distributions occurring in the year of failure and thereafter become subject to the rules for modified endowment contracts. In addition, a recapture provision applies to loans and distributions received in anticipation of failing the 7-pay test. Any distribution or loan made within two years prior to failing the 7-pay test is considered to have been made in anticipation of the failure.

    Under certain circumstances, a loan, collateral assignment, or other distribution under a modified endowment contract may be taxable even though it exceeds the amount of income accumulated in the Policy. For purposes of determining the amount of income received from a modified endowment contract, the law requires the aggregation of all modified endowment contracts issued to the same Policyowner by an insurer and its affiliates within the same calendar year. Therefore, loans, collateral assignments, and distributions from any one such Policy are taxable to the extent of the income accumulated in all the Policies required to be aggregated.

QUALIFIED PLANS

    The Policy may be used in conjunction with certain tax-qualified employee benefit plans. Since the rules governing such use are complex, a purchaser should not use the Policy in conjunction with any such qualified plan until he has consulted a competent tax advisor. The Policy may not be used in conjunction with an Individual Retirement Account (IRA).

DIVERSIFICATION STANDARDS

    To comply with final regulations under Code Section 817(h) ("Final Regulations"), each Portfolio is required to diversify its investments. The Final Regulations generally require that on the last day of each quarter of a calendar year no more than 55% of the value of a Portfolio's assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. A "look-through" rule applies to treat a pro-rata portion of each asset of a Portfolio as an asset of the Separate Account. All securities of the same issuer are treated as a single investment. However, each government agency or instrumentality is treated as a separate issuer.

    With respect to variable life insurance contracts, the general diversification requirements are modified if any of the assets of the Separate Account are direct obligations of the United States Treasury. In this case, there is no limit on the investment that may be made in United States Treasury securities, and for purposes of determining whether assets other than United States Treasury securities are adequately diversified, the generally applicable percentage limitations are increased based on the value of the Separate Account's investment in United States Treasury securities. Notwithstanding this modification or the general diversification requirements, the Portfolios will be structured to comply with the general diversification standards because they serve as an investment vehicle for certain variable annuity contracts which must comply with the general standards.

    In connection with the issuance of the temporary regulations prior to the Final Regulations, the Treasury announced that such temporary regulations did not provide guidance concerning the extent to which Policyowners may direct their investments to particular Divisions of a separate account. Regulations in this regard were not issued in connection with the Final Regulations, however. It is not clear, at this time, what future regulations might provide. It is possible that, if future regulations are issued, the Policy may need to be modified to comply with such regulations. For these reasons, MML reserves the right to modify the Policy, as necessary, to prevent the Policyowner from being considered the owner of the assets of the Separate Account.

    MML intends to comply with the Final Regulations to assure that the Policy continues to qualify as life insurance for federal income tax purposes.

                   MORE INFORMATION ABOUT THE GENERAL ACCOUNT

    As discussed earlier, you may allocate Net Premiums and transfer Policy Value to the General Account. Because of exemption and exclusionary provisions in the securities law, any amount in the General Account is not generally subject to regulation under the provisions of the 1933 Act or the 1940 Act. Accordingly, the disclosures in this Section have not been reviewed by the SEC. Disclosures regarding the fixed portion of the Policy and the General Account may, however, be subject to certain generally applicable provisions of the Federal securities laws concerning the accuracy and completeness of statements made in prospectuses.

GENERAL DESCRIPTION

    The General Account of MML is made up of all of the general assets of MML other than those allocated to any separate account. Allocations to the General Account become part of the assets of MML and are used to support insurance and annuity obligations. Subject to applicable law, MML has sole discretion over the investment of assets of the General Account.

    A portion or all of Net Premiums may be allocated or transferred to accumulate at a fixed rate of interest in the General Account. Such net amounts are guaranteed by MML as to principal and a minimum rate of interest. The allocation or transfer of funds to the General Account does not entitle you to share in the investment experience of the General Account.

GENERAL ACCOUNT VALUE

    MML bears the full investment risk for amounts allocated to the General Account and guarantees that interest credited to each Policyowner's Policy Value in the General Account will not be less than an annual rate of 3% prior to issuance and acceptance of the Policy and 4% thereafter ("Guaranteed Minimum Rate").

    MML may, AT ITS SOLE DISCRETION, credit a higher rate of interest ("excess interest"), although it is not obligated to credit interest in excess of the Guaranteed Minimum Rate (three percent [3%] prior to issuance and acceptance of the Policy and four percent [4%] thereafter) per year, and might not do so. However, the excess interest rate, if any, in effect on the date a premium is received at the Service Center is guaranteed on that premium for one (1) year, unless the Policy Value associated with the premium becomes security for a Policy loan. AFTER SUCH INITIAL ONE YEAR

GUARANTEE OF INTEREST ON NET PREMIUM, ANY INTEREST CREDITED ON THE POLICY'S ACCUMULATED VALUE IN THE GENERAL ACCOUNT IN EXCESS OF THE GUARANTEED MINIMUM RATE PER YEAR WILL BE DETERMINED IN THE SOLE DISCRETION OF MML. THE POLICYOWNER ASSUMES THE RISK THAT INTEREST CREDITED MAY NOT EXCEED THE GUARANTEED MINIMUM RATE.

    Even if excess interest is credited to accumulated value in the General Account, no excess interest will be credited to that portion of the Policy Value which is equal to Debt. However, such Policy Value will be credited interest at an effective annual yield of at least six percent (6%).

    MML guarantees that, on each Monthly Payment Date after issuance and acceptance of the Policy, the Policy Value in the General Account will be the amount of the Net Premiums allocated or Policy Value transferred to the General Account, plus interest at an annual rate of four percent (4%) per year, plus any excess interest which MML credits, less the sum of all Policy charges allocable to the General Account and any amounts deducted from the General Account in connection with loans, partial withdrawals, surrenders or transfers.

THE POLICY

    This Prospectus describes a flexible premium variable life insurance Policy and is generally intended to serve as a disclosure document only for the aspects of the Policy relating to the Separate Account. For complete details regarding the General Account, see the Policy itself.

TRANSFERS, SURRENDERS, PARTIAL WITHDRAWALS AND POLICY LOANS

    If a Policy is surrendered or if a partial withdrawal is made, a surrender charge or partial withdrawal charge, as applicable, may be imposed. In the event of a decrease in Face Amount, the surrender charge deducted is a fraction of the charge that would apply to a full surrender of the Policy. Partial withdrawals are made on a last-in/first-out basis from Policy Value allocated to the General Account.

    The first six (6) transfers in a Policy Year are free of charge. Thereafter, a ten dollar ($10) transfer charge will be deducted for each transfer in that Policy year. The transfer privilege is subject to the consent of MML and to MML's then current rules.

    Policy loans may also be made from the Policy Value in the General Account.

    Transfers, surrenders, partial withdrawals, Death Proceeds and Policy loans payable from the General Account may be delayed up to six (6) months. However, if payment is delayed for thirty days (30) (ten [10] days in New York) or more, MML will pay interest at least equal to an effective annual yield of three and one-half percent (3.5%) per year for the period of deferment. Amounts from the General Account used to pay premiums on policies with MML will not be delayed.

                              FINANCIAL STATEMENTS

    Supplemental Financial Statements for MML are included in this prospectus beginning immediately after this section. The financial statements of MML should be considered only as bearing on the ability of MML to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

                            ------------------------

                   AUDIT OF SUPPLEMENTAL FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Policyholders of Massachusetts Mutual Life Insurance Company

    We have audited the supplemental statement of financial position of Massachusetts Mutual Life Insurance Company as of December 31, 1995 and 1994, and the related supplemental statements of income, changes in policyholders' contingency reserves and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    The supplemental financial statements give retroactive effect to the merger of Massachusetts Mutual Life Insurance Company and Connecticut Mutual Life Insurance Company on March 1, 1996, which has been accounted for as a pooling of interests as described in the notes to the supplemental financial statements. Generally accepted accounting principles preclude giving effect to a consummated business combination accounted for by the pooling of interests methods in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation; however, they will become the historical consolidated financial statements of Massachusetts Mutual Life Insurance Company after financial statements covering the date of consummation of the business combination are issued. We did not audit the financial statements of Connecticut Mutual Life Insurance Company which statements reflect total assets of 25% as of December 31, 1995 and 1994, revenue of 26%, 26%, and 24% and net gain from operations of 22%, 6% and 17% for each of the three years in the period ended December 31, 1995, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Connecticut Mutual Life Insurance Company, is based solely on the report of other auditors.

    In our opinion, based on our audits and the reports of other auditors, the supplemental financial statements referred to above present fairly, in all material respects, the financial position of Massachusetts Mutual Life Insurance Company at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of consummation of the business combination.

    As discussed in Note 10 to the financial statements, Massachusetts Mutual Life Insurance Company entered into a definitive agreement for the sale of a wholly-owned insurance subsidiary.

                                          /s/ Coopers & Lybrand L.L.P.

                                          Springfield, Massachusetts
                                          March 1, 1996

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                  SUPPLEMENTAL STATEMENT OF FINANCIAL POSITION

                                                                                               DECEMBER 31,
                                                                                         ------------------------
                                                                                            1995         1994
                                                                                         -----------  -----------
                                                                                              (IN MILLIONS)
ASSETS:
Bonds..................................................................................  $  23,625.1  $  23,298.2
Stocks.................................................................................        416.1        246.1
Mortgage loans.........................................................................      3,872.4      4,066.2
Real Estate:
  Investments..........................................................................      1,502.8      1,673.7
  Other................................................................................        107.1        108.8
Other investments......................................................................      1,489.9      1,218.4
Policy loans...........................................................................      4,518.4      4,259.8
Cash and short-term investments........................................................      2,342.8      2,255.5
Investment and insurance amounts receivable............................................      1,059.3      1,069.7
Separate account assets................................................................     11,309.5      8,530.5
Other assets...........................................................................        174.6        153.3
                                                                                         -----------  -----------
                                                                                         $  50,418.0  $  46,880.2
                                                                                         -----------  -----------
                                                                                         -----------  -----------

                See notes to supplemental financial statements.

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
            SUPPLEMENTAL STATEMENT OF FINANCIAL POSITION (CONTINUED)

                                                                                               DECEMBER 31,
                                                                                         ------------------------
                                                                                            1995         1994
                                                                                         -----------  -----------
                                                                                              (IN MILLIONS)
LIABILITIES:
Policyholders' reserves and funds......................................................  $  32,893.1  $  32,295.1
Policyholders' dividends...............................................................        832.6        837.5
Policy claims and other benefits.......................................................        395.5        415.9
Federal income taxes...................................................................        338.5        229.9
Asset valuation reserve................................................................        566.8        470.5
Investment reserves....................................................................        109.9        130.8
Separate account reserves and liabilities..............................................     11,309.6      8,529.5
Amounts due on investments purchased and other liabilities.............................      1,371.1      1,401.9
                                                                                         -----------  -----------
                                                                                            47,817.1     44,311.1
Policyholders' contingency reserves....................................................      2,600.9      2,569.1
                                                                                         -----------  -----------
                                                                                         $  50,418.0  $  46,880.2
                                                                                         -----------  -----------
                                                                                         -----------  -----------

                See notes to supplemental financial statements.

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                        SUPPLEMENTAL STATEMENT OF INCOME

                                                                                    YEARS ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1995        1994        1993
                                                                               ----------  ----------  ----------
                                                                                         (IN MILLIONS)
Income:
Premium income...............................................................  $  5,727.7  $  6,177.2  $  6,408.3
Net investment and other income..............................................     2,898.4     2,803.1     2,885.7
                                                                               ----------  ----------  ----------
                                                                                  8,626.1     8,980.3     9,294.0
                                                                               ----------  ----------  ----------
Benefits and expenses:
Policy benefits and payments.................................................     5,152.2     5,449.6     5,652.9
Addition to policyholders' reserves and funds................................     1,205.4     1,263.2     1,291.1
Commissions and operating expenses...........................................       833.7       959.3       953.5
State taxes, licenses and fees...............................................        89.4       105.6       114.9
Merger restructuring costs...................................................        44.0         0.0         0.0
                                                                               ----------  ----------  ----------
                                                                                  7,324.7     7,777.7     8,012.4
                                                                               ----------  ----------  ----------
Net gain before federal income taxes and dividends...........................     1,301.4     1,202.6     1,281.6
Federal income taxes.........................................................       206.2       139.7       211.8
                                                                               ----------  ----------  ----------
Net gain from operations before dividends....................................     1,095.2     1,062.9     1,069.8
Dividends to policyholders...................................................       819.0       824.7       817.5
                                                                               ----------  ----------  ----------
Net gain from operations.....................................................       276.2       238.2       252.3
Net realized capital loss....................................................       (85.8)     (164.3)      (96.0)
                                                                               ----------  ----------  ----------
Net income...................................................................  $    190.4  $     73.9  $    156.3
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

                See notes to supplemental financial statements.

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                      SUPPLEMENTAL STATEMENT OF CHANGES IN
                      POLICYHOLDERS' CONTINGENCY RESERVES

                                                                                    YEARS ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1995        1994        1993
                                                                               ----------  ----------  ----------
                                                                                         (IN MILLIONS)
Policyholders' contingency reserves, beginning of year.......................  $  2,569.1  $  2,470.2  $  2,131.2
                                                                               ----------  ----------  ----------
Increases (decreases) due to:
  Net income.................................................................       190.4        73.9       156.3
  Net unrealized capital gain................................................        88.7        29.5        67.9
  Merger restructuring costs, net of tax.....................................       (45.4)        0.0         0.0
  Surplus notes..............................................................         0.0       100.0       250.0
  Change in asset valuation and investment reserves..........................       (75.6)      (38.2)     (133.3)
  Change in accounting for mortgage-backed securities........................         0.0        44.5         0.0
  Change in valuation bases of policyholders' reserves.......................      (108.2)      (51.1)        0.0
  Change in non-admitted assets and other....................................       (18.1)      (59.7)       (1.9)
                                                                               ----------  ----------  ----------
Policyholders' contingency reserves, end of year.............................  $  2,600.9  $  2,569.1  $  2,470.2
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

                See notes to supplemental financial statements.

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                      SUPPLEMENTAL STATEMENT OF CASH FLOWS

                                                                                    YEARS ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1995        1994        1993
                                                                               ----------  ----------  ----------
                                                                                         (IN MILLIONS)
Operating activities:
  Net income.................................................................  $    190.4  $     73.9  $    156.3
  Addition to policyholders' reserves and funds, net of transfers to separate
   accounts..................................................................       575.8       546.9       389.6
  Net realized capital loss..................................................        85.8       164.3        96.0
  Other changes..............................................................       (25.2)      124.2       131.1
                                                                               ----------  ----------  ----------
  Net cash provided by operating activities..................................       826.8       909.3       773.0
                                                                               ----------  ----------  ----------
Investing activities:
  Loans and purchases of investments.........................................    10,364.2     8,351.6     8,715.1
  Sales or maturities of investments and receipts from repayment of loans....     9,671.1     7,468.7     7,607.3
                                                                               ----------  ----------  ----------
  Net cash used in investing activities......................................       693.1       882.9     1,107.8
                                                                               ----------  ----------  ----------
Financing activities:
  Issuance of surplus notes..................................................         0.0       100.0       250.0
  Repayment of notes payable and other borrowings............................       (46.4)     (125.0)     (100.0)
  Proceeds from issuance of notes payable and other borrowings...............         0.0         0.0       120.3
                                                                               ----------  ----------  ----------
  Net cash provided by (used in) financing activities........................       (46.4)      (25.0)      270.3
                                                                               ----------  ----------  ----------
Increase (decrease) in cash and short-term investments.......................        87.3         1.4       (64.5)
Cash and short-term investments, beginning of year...........................     2,255.5     2,254.1     2,318.6
                                                                               ----------  ----------  ----------
Cash and short-term investments, end of year.................................  $  2,342.8  $  2,255.5  $  2,254.1
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

                See notes to supplemental financial statements.

                   NOTES TO SUPPLEMENTAL FINANCIAL STATEMENTS

    Massachusetts Mutual Life Insurance Company ("the Company") is a mutual life insurance company and as such has no shareholders. The Company's primary business is individual life insurance, annuity and disability products distributed through career agents. The Company also provides a wide range of group life, health and pension products and services, as well investment services to individuals, corporations and institutions in all 50 states and the District of Columbia.

    On March 1, 1996, the operations of the former Connecticut Mutual Life Insurance Company ("Connecticut Mutual") were merged into the Company. For the purposes of this presentation, these supplemental financial statements give retroactive effect as if the merger had occurred on January 1, 1993 in conformity with the practices of the National Association of Insurance Commissioners and the accounting practices prescribed or permitted by the Division of Insurance of the Commonwealth of Massachusetts and the Department of Insurance of the State of Connecticut. This merger was accounted for under the pooling of interests method of accounting. The financial information is not necessarily indicative of the results that would have been recorded had the merger actually occurred on January 1, 1993, nor is it indicative of future results. After the merger, future sales of new products will be predominantly those developed by Massachusetts Mutual. Additionally, as part of the merger plan, employee positions have been or will be eliminated over a three-year period, predominantly through voluntary terminations. In 1995, charges for employee separation and transaction expenses directly attributable to the merger were $44 million for Massachusetts Mutual (the Company prior to the merger) and $45 million, net of tax, for Connecticut Mutual. The expenses incurred by Massachusetts Mutual were recorded in the statement of income and the expenses incurred by Connecticut Mutual were recorded as a component of changes in policyholders' contingency reserves, as permitted by each company's regulatory authority. The Company estimates an additional $58 million of merger-related expenses will be incurred after the merger date.

    It is believed the Company will achieve operating cost savings through consolidation of certain operations and the elimination of redundant costs. In particular, the Company expects expense savings in 1996 and 1997 will more than offset the merger costs, and the level of annual savings will continue to grow in 1998 and beyond at the rate of inflation. The extent to which cost savings will be achieved will be influenced by many factors, including economic conditions, inflation and unanticipated changes in business activities. Accordingly, there can be no assurance the benefits anticipated to arise out of the merger will, in fact, be achieved.

    These financial statements do not extend through to the date of the merger; however, they will become the historical financial statements of the Company after financial statements covering the date of the merger have been issued, but do not include the adjustments that have been permitted by insurance regulatory authorities to be made as of the date of the merger. Policyholder reserves attributable to the disability income line of business will be strengthened by approximately $67 million, real estate valuation reserves will increase by $50 million and the prepaid pension asset will increase by $39 million.

1.  SUMMARY OF ACCOUNTING PRACTICES
    The accompanying supplemental financial statements, except as to form, have been prepared in conformity with the practices of the National Association of Insurance Commissioners and the accounting practices prescribed or permitted by the Division of Insurance of the Commonwealth of Massachusetts and the Department of Insurance of the State of Connecticut, which are currently considered generally accepted accounting principles for mutual life insurance companies and their life insurance subsidiaries.

    The Financial Accounting Standards Board, which has no role in establishing regulatory accounting practices, issued Interpretation 40, Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises, and Statement of Financial Accounting Standards

No. 120, Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts. The American Institute of Certified Public Accountants, which also has no role in establishing regulatory accounting practices, issued Statement of Position 95-1, Accounting for Certain Insurance Activities of Mutual Life Insurance Enterprises. These pronouncements will require mutual life insurance companies to modify their financial statements in order to continue to be in accordance with generally accepted accounting principles, effective for financial statements issued for 1996 and prior periods presented. The manner in which policy reserves, new business acquisition costs, asset valuations and related tax effects are recorded will change. Management has not determined the impact of such changes on the Company's Statement of Income, but believes implementation of these pronouncements will cause policyholders contingency reserves to increase.

    The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, at the date of the financial statements. Management must also make estimates and assumptions that affect the amounts of revenues and expenses during the reporting period. Future events, including changes in the levels of mortality, morbidity, interest rates and asset valuations, could cause actual results to differ from the estimates used in the financial statements.

    The following is a description of the Company's current principal accounting policies and practices.

    a.  INVESTMENTS

    Bonds and stocks are valued in accordance with rules established by the National Association of Insurance Commissioners. Generally, bonds are valued at amortized cost, preferred stocks in good standing at cost, and common stocks, except for unconsolidated subsidiaries, at fair value based upon quoted market value.

    As promulgated by the National Association of Insurance Commissioners, Massachusetts Mutual adopted the retrospective method of accounting for amortization of premium and discount on mortgage backed securities as of December 31, 1994. Prepayment assumptions for mortgage backed securities were obtained from a prepayment model, which factors in mortgage type, seasoning, coupon, current interest rate and the economic environment. The effect of this change, $44.5 million, was recorded as of December 31, 1994 as an increase to policyholders' contingency reserves on the Statement of Financial Position and had no material effect on 1995 net income. Through December 31, 1994, MassMutual amortized premium and discount on bonds into investment income over the stated lives of the securities. Connecticut Mutual used the retrospective method of amortization.

    Mortgage loans are valued at principal less unamortized discount. Real estate is valued at cost less accumulated depreciation, impairments and mortgage encumbrances. Encumbrances totaled $2.9 million in 1995 and $16.1 million in 1994. Depreciation on investment real estate is calculated using the straight-line and constant yield methods.

    Policy loans are carried at the outstanding loan balance less amounts unsecured by the cash surrender value of the policy. Short-term investments are stated at amortized cost, which approximates fair value.

    Investments in unconsolidated subsidiaries, joint ventures and other forms of partnerships are included in other investments on the Statement of Financial Position and are accounted for using the equity method.

    On July 15, 1994, DHC Inc., a wholly-owned subsidiary of Connecticut Mutual, sold its 100 percent ownership in GroupAmerica Insurance Company to Veritus, Inc. for $52.1 million in cash.

    In compliance with regulatory requirements, the Company maintains an Asset Valuation Reserve and an Interest Maintenance Reserve. The Asset Valuation Reserve and other investment reserves, as prescribed or permitted by the regulatory authorities, stabilize the policyholders' contingency reserves against fluctuations in the value of stocks, as well as declines in the value of bonds, mortgage loans and real estate investments.

    The Interest Maintenance Reserve captures after-tax realized capital gains and losses which result from changes in the overall level of interest rates for all types of fixed income investments, as well as other financial instruments, including financial futures, U.S. Treasury purchase commitments, options, interest rate swaps, interest rate caps and interest rate floors. These interest rate related gains and losses are amortized into income using the grouped method over the remaining life of the investment sold or over the remaining life of the underlying asset. Net realized after tax capital gains of $110.5 million in 1995, net realized after tax capital losses of $152.6 million in 1994 and net realized after-tax capital gains of $127.2 million in 1993 were charged to the Interest Maintenance Reserve. Amortization of the Interest Maintenance Reserve into net investment income amounted to $5.0 million in 1995, $45.8 million in 1994 and $71.6 million in 1993. In 1994, the Company's Interest Maintenance Reserve resulted in a net loss deferral. In accordance with the practices of the National Association of Insurance Commissioners, the 1994 balance was recorded as a reduction of policyholders' contingency reserves.

    Realized capital gains and losses, less taxes, not includable in the Interest Maintenance Reserve, are recognized in net income. Realized capital gains and losses are determined using the specific identification method. Unrealized capital gains and losses are included in policyholders' contingency reserves.

    b.  SEPARATE ACCOUNTS

    Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of pension, variable annuity and variable life insurance contract holders. Assets consist principally of publicly traded marketable securities reported at fair value. Premiums, benefits and expenses of the separate accounts are reported in the Statement of Income. The Company receives administrative and investment advisory fees from these accounts.

    c.  NON-ADMITTED ASSETS

    Assets designated as "non-admitted" (principally prepaid pension costs, certain fixed assets, receivables and Interest Maintenance Reserve, when in a net loss deferral position) are excluded from the Statement of Financial Position by an adjustment to policyholders' contingency reserves.

    d.  POLICYHOLDERS' RESERVES AND FUNDS

    Policyholders' reserves for life contracts are developed using accepted actuarial methods computed principally on the net level premium and the Commissioners' Reserve Valuation Method bases using the American Experience and the 1941, 1958 and 1980 Commissioners' Standard Ordinary mortality tables with assumed interest rates ranging from 2.5 to 6.0 percent.

    Reserves for individual annuities, guaranteed investment contracts and deposit administration and immediate participation guarantee funds are based on accepted actuarial methods computed principally using the 1951, 1971, 1983 group and individual annuity tables with assumed interest rates ranging from 2.25 to
11.25 percent. Reserves for policies and contracts considered investment contracts have a carrying value of $10,290.5 million (fair value of $10,508.9 million as determined by discounted cash flow projections). Accident and health policy reserves are generally calculated using the two-year preliminary term, net level premium and fixed net premium methods and various morbidity tables.

    During 1995 and 1994, the Company changed its valuation basis for certain disability income contracts. The effects of these changes, $108.2 million in 1995 and $51.1 million in 1994, were recorded as decreases to policyholders' contingency reserves.

    e.  PREMIUM AND RELATED EXPENSE RECOGNITION

    The Company recognizes life insurance premium revenue annually on the anniversary date of the policy. Annuity premium is recognized when received. Accident and health premiums are recognized as revenue when due. Premiums are recognized when due for the policies issued by Connecticut Mutual. Commissions and other costs related to issuance of new policies, maintenance and settlement costs are charged to current operations.

    f.  POLICYHOLDERS' DIVIDENDS

    The Board of Directors annually approves dividends to be paid in the following year. These dividends are allocated to reflect the relative contribution of each group of policies to policyholders' contingency reserves and consider investment and mortality experience, expenses and federal income tax charges.

    g.  CASH AND SHORT-TERM INVESTMENTS

    For purposes of the Statement of Cash Flows, the Company considers all highly liquid short-term investments purchased with a maturity of twelve months or less to be cash equivalents.

2.  POLICYHOLDERS' CONTINGENCY RESERVES
    Policyholders' contingency reserves represent surplus of the Company as reported to regulatory authorities and are intended to protect policyholders against possible adverse experience.

    a.  SURPLUS NOTES

    The Company issued surplus notes of $100.0 million at 7 1/2 percent and $250.0 million at 7 5/8 percent in 1994 and 1993, respectively. These notes are unsecured and subordinate to all present and future indebtedness of the Company, policy claims and prior claims against the Company as provided by the Massachusetts General Laws. Issuance was approved by the Commissioner of Insurance of the Commonwealth of Massachusetts ("the Commissioner").

    All payments of interest and principal are subject to the prior approval of the Commissioner. Sinking fund payments are due as follows: $62.5 million in 2021, $87.5 million in 2022, $150.0 million in 2023 and $50.0 million in 2024.

    Interest on the notes issued in 1994 is scheduled to be paid on March 1 and September 1 of each year, beginning on September 1, 1994, to holders of record on the preceding February 15 or August 15, respectively. Interest on the notes issued in 1993 is scheduled to be paid on May 15 and November 15 of each year, beginning on May 15, 1994, to holders of record on the preceding May 1 or November 1, respectively. In accordance with regulations of the National Association of Insurance Commissioners, interest expense is not recorded until approval for payment is received from the Commissioner. Interest of $26.6 million and $22.8 million was approved and paid in 1995 and 1994, respectively.

    The proceeds of the notes, less a $35 million reserve in 1995 and 1994 and a $25 million reserve in 1993 for contingencies associated with the issuance of the notes, are recorded as a component of the Company's policyholders' contingency reserves as approved by the Commissioner. These reserves, as permitted by the Massachusetts Division of Insurance, are included in investment reserves on the Statement of Financial Position.

    b.  OTHER POLICYHOLDERS' CONTINGENCY RESERVES

    As required by regulatory authorities, contingency reserves established to protect group life and annuity policyholders are $37.8 million in 1995 and $36.3 million in 1994.

3.  EMPLOYEE BENEFIT PLANS
    The Company's employee benefit plans include plans in place for the employees of Massachusetts Mutual and Connecticut Mutual prior to the merge. These plans, which were managed separately, reflect different assumptions for 1995 and 1994. The separate plans will continue into 1996 using similar assumptions were appropriate. Employees previously covered by the Connecticut Mutual plans will continue coverage under these plans. All other employees, including employees hired after the merger date, will be covered by the Massachusetts Mutual benefit plans.

    a.  PENSION

    The Company has two non-contributory defined benefit plans covering substantially all of its employees. One plan includes employees employed by
MassMutual prior to December 31, 1995 and the other includes employees previously employed by Connecticut Mutual. Benefits are based on the employees' years of service, compensation during the last five years of employment and estimated social security retirement benefits. The Company accounts for these plans following Financial Accounting Standards Board Statement No. 87,
Employers' Accounting for Pensions. Accordingly, as permitted by the Massachusetts Division of Insurance, the Company has recognized a pension asset of $37.7 million and $37.6 million in 1995 and 1994, respectively. The net pension asset of $34 million associated with the Connecticut Mutual plan has been non-admitted in the financial statements in accordance with Connecticut insurance regulations. Company policy is to fund pension costs in accordance with the requirements of the Employee Retirement Income Security Act of 1974 and, based on such requirements, no funding was required for the years ended December 31, 1995 and 1994. The assets of the Plan are invested in the Company's general account and separate accounts.

    The benefit status of the defined benefit plans as of December 31 is as follows:

                                                                                       1995       1994
                                                                                     ---------  ---------
                                                                                        (IN MILLIONS)
Accumulated benefit obligation.....................................................  $   537.5  $   451.9
Vested benefit obligation..........................................................      525.7      437.4
Projected benefit obligation.......................................................      622.5      529.5
Plan assets at fair value..........................................................      941.3      814.7

    The following rates were used in determining the actuarial present value of both the accumulated and projected benefit obligation.

                                                                         MASSMUTUAL      CONNECTICUT MUTUAL
                                                                            PLAN                PLAN
                                                                       ---------------  ---------------------
Discount rate -- 1995................................................          7.5%              7.75 %
Discount rate -- 1994................................................          8.0               8.5
Increase in future compensation levels...............................          5.0               5.0
Long-term rate of return on assets...................................         10.0               9.0

    The Company also has defined contribution plans for employees and agents. The expense credited to operations for all pension plans is $10.9 million in 1995, as compared to charged to operation of $5.0 million in 1994 and $4.0 million in 1993.

    b.  LIFE AND HEALTH

    Certain life and health insurance benefits are provided to retired employees and agents through group insurance contracts. Substantially all of the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company. In 1993, the Company adopted the National Association of Insurance Commissioners' accounting standard for postretirement benefit costs, requiring these benefits to be accounted for using the accrual method for employees and agents eligible to retire and current retirees.

    The following rates were used in determining the accumulated postretirement benefit liability.

                                                                         MASSMUTUAL   CONNECTICUT MUTUAL
                                                                            PLAN             PLAN
                                                                        ------------  ------------------
Discount rate -- 1995.................................................         7.5%             8.5%
Discount rate -- 1994.................................................         8.0              7.5
Assumed increases in medical cost rates
  in the first year
    (for all).........................................................         7.5
    (for those born prior to 1965)....................................                         12.0
    (for those born after 1965).......................................                          9.5
  declining to
    (for all).........................................................         5.0
    (for those born prior to 1965)....................................                          6.0
    (for those born after 1965).......................................                          5.5
  within..............................................................     6 years          7 years

    The initial transition obligation of $137.9 million is being amortized over twenty years through 2012. At December 31, 1995 and 1994, the net unfunded accumulated benefit obligation was $109.2 million and $108.1 million, respectively, for employees and agents eligible to retire or currently retired and $42.7 million and $36.9 million, respectively, for participants not eligible to retire. A Retired Lives Reserve Trust was funded to pay life insurance premiums for certain retired employees. Trust assets available for benefits were $22.5 million in 1995.

    The expense for 1995, 1994 and 1993 was $22.9 million, $19.8 million and $23.4 million, respectively. A one percent increase in the annual assumed increase in medical cost rates would increase the 1995 accumulated postretirement benefit liability and benefit expense by $8.5 million and $1.4 million, respectively.

4.  RELATED PARTY TRANSACTIONS
    At the end of 1994, the Company executed two reinsurance agreements with its subsidiary, MML Pension Insurance Company ("MML Pension"). In the first of these contracts, the Company assumed all of the single premium immediate annuity business written by MML Pension through either an assumption provision or a coinsurance provision. The second contract ceded the Company's group life, accident and health business to MML Pension. Additionally, a reinsurance agreement previously in place, ceding all of the Company's single premium immediate annuity business, was terminated. These contracts were concurrently executed at the end of business on December 31, 1994 and were accounted for as a bulk reinsurance transaction. Accordingly, assets were transferred at fair value and liabilities were transferred at statutory carrying value. These transfers did not impact the 1994 Statement of Income of either company. The net effect of these transactions decreased the Company's assets and liabilities by $174.6 million in 1994. During 1995, the gain from operations of this business was reflected as a $41 million dividend received from the subsidiary which was recorded as net investment income on the Statement of Income.

5.  FEDERAL INCOME TAXES
    Provision for federal income taxes is based upon the Company's best estimate of its tax liability. No deferred tax effect is recognized for temporary differences that may exist between financial reporting and taxable income. Accordingly, the reporting of equity tax, using the most current information, and other miscellaneous temporary differences, such as reserves, acquisition costs, and restructuring costs, resulted in an effective tax rate which is other than the statutory tax rate.

    The Internal Revenue Service has completed examining the Company's income tax returns through the year 1989 for Massachusetts Mutual and 1991 for Connecticut Mutual, and is currently examining Massachusetts Mutual for the years 1990 through 1992. The Company believes any adjustments resulting from such examinations will not materially affect its financial statements.

    Components of the formula authorized by the Internal Revenue Service for determining deductible policyholder dividends have not been finalized for 1995 and 1994. The Company records the estimated effects of anticipated revisions in the Statement of Income.

    Massachusetts Mutual and Connecticut Mutual plan to file their 1995 federal income tax returns on a consolidated basis with their life and non-life affiliates. The Companies' and their life and non-life affiliates are subject to a written tax allocation agreement which allocates tax liability in a manner permitted under Treasury regulations. Generally, the agreement provides that loss members shall be compensated for the use of their losses and credits by other members.

    Federal tax payments were $175.2 million in 1995 and $291.1 million in 1993. In 1994, the Company had federal tax refunds of $23.4 million. At December 31, 1995 and 1994, the Company established a liability for federal income taxes of $338.5 million and $229.9 million, respectively.

6.  INVESTMENTS
    The  Company  maintains  a  diversified  investment  portfolio.   Investment
policies limit concentration in any asset class, geographic region, industry group, economic characteristic, investment quality or individual investment.

    a.  BONDS

    The carrying value and estimated fair value of bonds are as follows:

                                                                      DECEMBER 31, 1995
                                                      -------------------------------------------------
                                                                     GROSS        GROSS      ESTIMATED
                                                       CARRYING    UNREALIZED  UNREALIZED      FAIR
                                                         VALUE       GAINS       LOSSES        VALUE
                                                      -----------  ----------  -----------  -----------
                                                                        (IN MILLIONS)
U. S. Treasury Securities and Obligations of U. S.
 Government Corporations and Agencies...............  $   9,391.5  $    837.0   $    43.3   $  10,185.2
Debt Securities issued by Foreign Governments.......        261.9        27.9         0.1         289.7
Mortgage-backed securities..........................      3,265.4       176.3         9.4       3,432.3
State and local governments.........................        106.0        15.2         0.1         121.1
Industrial securities...............................      9,030.7       762.8        57.8       9,735.7
Utilities...........................................      1,417.6       152.4         2.9       1,567.1
Affiliates..........................................        152.1         4.4         1.2         155.3
                                                      -----------  ----------  -----------  -----------
  TOTAL.............................................  $  23,625.2  $  1,976.0   $   114.8   $  25,486.4

                                                                     DECEMBER 31, 1994
                                                      ------------------------------------------------
                                                                     GROSS       GROSS      ESTIMATED
                                                       CARRYING    UNREALIZED  UNREALIZED     FAIR
                                                         VALUE       GAINS       LOSSES       VALUE
                                                      -----------  ----------  ----------  -----------
                                                                       (IN MILLIONS)
U. S. Treasury Securities and Obligations of U. S.
 Government Corporations and Agencies...............  $   7,362.0  $    154.4  $    388.3  $   7,128.1
Debt Securities issued by Foreign Governments.......        124.5         2.5         7.7        119.3
Mortgage-backed securities..........................      3,410.5        55.6       176.7      3,289.4
State and local governments.........................        138.2         5.2         6.4        137.0
Industrial securities...............................     10,991.4       230.2       436.3     10,785.3
Utilities...........................................      1,147.2        71.3        30.6      1,187.9
Affiliates..........................................        124.4         9.7         8.6        125.5
                                                      -----------  ----------  ----------  -----------
  TOTAL.............................................  $  23,298.2  $    528.9  $  1,054.6  $  22,772.5

    The carrying value and estimated fair value of bonds at December 31, 1995 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

                                                                                             ESTIMATED
                                                                                CARRYING       FAIR
                                                                                  VALUE        VALUE
                                                                               -----------  -----------
                                                                                    (IN MILLIONS)
Due in one year or less......................................................  $   2,578.8  $   2,747.9
Due after one year through five years........................................      3,625.8      3,824.3
Due after five years through ten years.......................................      5,356.3      5,857.2
Due after ten years..........................................................      3,858.0      4,410.9
                                                                               -----------  -----------
                                                                                  15,418.9     16,840.3
Mortgage-backed securities, including securities guaranteed by the U.S.
 Government..................................................................      8,206.3      8,646.1
                                                                               -----------  -----------
  TOTAL......................................................................  $  23,625.2  $  25,486.4

    Proceeds from sales of investments in bonds were $8,068.8 million during 1995, $5,624.1 million during 1994 and $5,543.5 million during 1993. Gross capital gains of $255.5 million in 1995, $100.3 million in 1994 and $318.4 million in 1993 and gross capital losses of $67.1 million in 1995, $195.8 million in 1994 and $98.4 million in 1993 were realized on those sales, a portion of which were included in the Interest Maintenance Reserve. The estimated fair value of non-publicly traded bonds is determined by the Company using a pricing matrix.

    b.  STOCKS

    Preferred stocks in good standing had fair values of $88.0 million in 1995 and $137.9 million in 1994, using a pricing matrix for non-publicly traded stocks and quoted market prices for publicly traded stocks. Common stocks, except for unconsolidated subsidiaries, had a cost of $547.7 million in 1995 and $273.7 million in 1994.

    c.  MORTGAGES

    The fair value of  mortgage loans, as determined  from a pricing matrix  for
performing   loans  and   the  estimated   underlying  real   estate  value  for
non-performing loans, approximated carrying value less valuation reserves held.

    The Company acts as mortgage servicing agent and guarantor for $50.1 million of mortgage loans sold in 1985. As guarantor, the Company is obligated to advance unpaid principal and interest on any delinquent loans and to repurchase mortgage loans under certain circumstances including mortgagor default.

    d.  OTHER

    The carrying value of investments which were non-income producing for the preceding twelve months was $76.9 million and $130.9 million at December 31, 1995 and 1994, respectively. The Company had restructured loans with book values of $415.0 million, and $543.7 million at December 31, 1995 and 1994, respectively. The loans typically have been modified to defer a portion of the contracted interest payments to future periods. Interest deferred to future periods totaled $3.4 million in 1995, $5.9 million in 1994 and $10.2 million in 1993. The Company made voluntary contributions to the Asset Valuation Reserve of $52.7 million in 1994 and $51.5 million in 1993 for these restructured loans. No additional voluntary contribution was made in 1995.

    It is not practicable to determine the fair value of policy loans as they do not have a stated maturity.

7.  PORTFOLIO RISK MANAGEMENT
    The Company manages its investment risks to reduce interest rate and duration imbalances determined in asset/liability analyses. The fair values of these instruments, which are not recorded in the financial statements, are based upon market prices or prices obtained from brokers. The Company does not hold or issue financial instruments for trading purposes.

    The notional amounts described do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the instruments, which relate to interest rates, exchange rates, security prices or financial or other indexes.

    The   Company  is  exposed   to  credit-related  losses   in  the  event  of
nonperformance by counterparties to financial instruments. This exposure is limited to contracts with a positive fair value. The amounts at risk in a net gain position were $84.9 million and $88.4 million at December 31, 1995 and 1994, respectively. The Company monitors exposure to ensure counterparties are credit worthy and concentration of exposure is minimized.

    The Company enters into financial futures contracts for the purpose of managing interest rate exposure. The Company's futures contracts are exchange traded with minimal credit risk. Margin requirements are met with the deposit of securities. Futures contracts are generally settled with offsetting transactions. Gains and losses on financial futures contracts are recorded when the contract is closed and amortized through the Interest Maintenance Reserve over the remaining life of the underlying asset. As of December 31, 1995, the Company did not have any open financial futures contracts.

    The Company utilizes interest rate swap agreements, options, and purchased caps and floors to reduce interest rate exposures arising from mismatches between assets and liabilities and to modify portfolio profiles to manage other risks identified. Under interest rate swaps, the Company agrees to exchange, at specified intervals, the difference between fixed and floating interest rates calculated by reference to an agreed-upon notional principal amount. Net amounts receivable and payable are accrued as adjustments to interest income and included in investment and insurance amounts receivable on the Statement of Financial Position. Gains and losses realized on the termination of contracts amortized through the Interest Maintenance Reserve over the remaining life of the associated contract. At December 31, 1995 and 1994, the Company had swaps with notional amounts of $1,841.8 million and $2,819.2 million, respectively. The fair values of these instruments were $10.1 million at December 31, 1995 and $49.6 million at December 31, 1994.

    Options grant the purchaser the right to buy or sell a security at a stated price within a stated period. The Company's option contracts have terms of up to two years. The amounts paid for options purchased are included in other investments on the Statement of Financial Position. Gains and losses on these contracts are recorded at the expiration or termination date and are amortized through the Interest Maintenance Reserve over the remaining life of the underlying asset. At December 31, 1995 and 1994, the Company had option contracts with notional amounts of $1,876.2 million and $2,262.1 million, respectively. The Company's credit risk exposure was limited to the unamortized costs of $18.4 million and $24.4 million, which had fair values of $48.1 million and $10.4 million at December 31, 1995 and 1994, respectively.

    Interest rate cap agreements grant the purchaser the right to receive the excess of a referenced interest rate over a given rate. Interest rate floor agreements grant the purchaser the right to receive the excess of a given rate over a referenced interest rate. Amounts paid for interest rate caps and floors are amortized into interest income over the life of the asset on a straight-line basis. Unamortized costs are included in other investments on the Statement of Financial Position. Amounts receivable and payable are accrued as adjustments to interest income and included in the Statement of Financial Position as investment and insurance amounts receivable. Gains and losses on these contracts, including any unamortized cost, are recognized upon termination and are amortized through the Interest Maintenance Reserve over the remaining life of the associated cap or floor agreement. At December 31, 1995 and 1994, the company had agreements with notional amounts of $3,366.3 million and $2,617.0 million, respectively. The Company's credit risk exposure on these agreements is limited to the unamortized costs of $14.0 million and $12.1 million at December 31, 1995 and 1994, respectively. The fair values of these instruments were $30.8 million and $6.0 million at December 31, 1995 and 1994, respectively.

    The Company utilizes asset swap agreements to reduce exposures, such as currency risk and prepayment risk, built into certain assets acquired. Cross-currency interest rate swaps allow investment in foreign currencies, increasing access to additional investment opportunities, while limiting foreign exchange risk. Notional amounts relating to asset and currency swaps totaled $323.7 million and $220.0 million at December 31, 1995 and 1994, respectively. The fair values of these instruments were an unrecognized gain of $4.6 million at December 31, 1995 and $2.8 million at December 31, 1994.

    The Company enters into forward U.S. Treasury commitments for the purpose of managing interest rate exposure. The Company generally does not take delivery on forward commitments. These commitments are instead settled with offsetting transactions. Gains and losses on forward commitments are recorded when the commitment is closed and amortized through the Interest Maintenance Reserve over the remaining life of the asset. At December 31, 1995 and 1994, the Company had
U. S. Treasury purchase commitments which will settle during the following year with contractual amounts of $292.4 million and $1,000.0 million and fair values of $298.8 million and $989.2 million, respectively.

8.  LIQUIDITY
    The withdrawal characteristics of the policyholders' reserves and funds, including separate accounts, and the invested assets which support them at December 31, 1995 are illustrated below:

                                                                                   (IN MILLIONS)
Total policyholders' reserves and funds and separate account liabilities...  $   44,474.9
Not subject to discretionary withdrawal....................................      (6,640.2)
Policy loans...............................................................      (4,518.4)
                                                                             ------------
  Subject to discretionary withdrawal......................................                $   33,316.3
                                                                                           ------------
Total invested assets, including separate investment accounts..............  $   49,184.1
Policy loans and other invested assets.....................................     (12,383.0)
                                                                             ------------
Readily marketable investments.............................................                $   36,801.1
                                                                                           ------------

9.  BUSINESS RISKS AND CONTINGENCIES
    The Company is subject to insurance guaranty fund laws in the states in which it does business. These laws assess insurance companies amounts to be used to pay benefits to policyholders and claimants of insolvent insurance companies. Many states allow these assessments to be credited against future premium taxes. The Company believes such assessments in excess of amounts accrued will not materially affect its financial position, results of operations or liquidity. In 1995, the Company elected not to admit $17.6 million of guaranty fund premium tax offset receivables relating to prior assessments.

    The Company is involved in litigation arising out of the normal course of its business. Management intends to defend these actions vigorously. While the outcome of litigation cannot be foreseen with certainty, it is the opinion of management, after consultation with legal counsel, that the ultimate resolution of these matters will not materially affect its financial position, results of operations or liquidity.

10. SUBSEQUENT EVENTS
    On January 5, 1996, the Company signed a definitive agreement for the sale of MassMutual Holding Company Two, Inc., a wholly-owned subsidiary, and its subsidiaries, including MML Pension Insurance Company, which comprises the Company's group life and health business, to WellPoint Health Networks, Inc. for $380 million. The closing of the sale is contingent upon approval by regulatory authorities. Since the transaction is not expected to close until late in the first quarter of 1996, management has not determined the final gain on the sale.

    The following table presents certain financial information as it pertains to MassMutual Holding Company Two, Inc. and its effects on the Company's financial statements.

                                                                                       1995       1994
                                                                                     ---------  ---------
                                                                                        (IN MILLIONS)
Other Invested Assets..............................................................  $   187.8  $   173.9
Net Gain From Operations...........................................................       41.0        0.0
Unrealized Capital Gain (Loss).....................................................       13.9      (12.5)

11. SUBSIDIARIES AND AFFILIATED COMPANIES
    Summary of ownership and relationship of the Company and its subsidiaries and affiliated companies as of December 31, 1995 is illustrated below. The Company provides management or advisory services to most of these companies.

SUBSIDIARIES
CM Assurance Company
CM Benefit Insurance Company
CM Financial Services, LLC
CM Financial Services Series Fund I, Inc.
CM Investment Accounts, Inc.
CM Life Insurance Company
CM Transnational, S.A.
DHC, Inc.
MML Bay State Life Insurance Company
MassMutual Holding Company
MassMutual Holding Company Two, Inc.
MML Series Investment Fund
MassMutual Institutional Funds
Oppenheimer Value Stock Fund

    SUBSIDIARIES OF MASSMUTUAL HOLDING COMPANY
    Cornerstone Real Estate Advisors, Inc.
    DLB Acquisition Corporation
    MML Investors Services, Inc.
    MML Real Estate Corporation (liquidated during 1995)
    MML Realty Management Corporation
    MML Reinsurance (Bermuda) Ltd.
    Mass Seguros De Vida S.A. (Chile)
    MassLife Seguros De Vida S.A. (Argentina)
    MassMutual/Carlson CBO N.V.
    MassMutual Corporate Value Limited
    MassMutual International (Bermuda) Limited
    Oppenheimer Acquisition Corporation
    Westheimer 335 Suites, Inc.

    SUBSIDIARIES OF DHC, INC.
    CM Advantage Inc.
    CM Insurance Services, Inc.
    CM International, Inc.
    CM Property Management, Inc.
    G.R. Phelps & Company, Inc.
    State House 1 Corp.
    Urban Properties, Inc.

    SUBSIDIARIES OF DLB ACQUISITION CORPORATION
    Concert Capital Management, Inc.
    David L. Babson and Company, Inc.

    SUBSIDIARIES OF MASSMUTUAL CORPORATE VALUE LIMITED
    MassMutual Corporate Value Partners Limited

SUBSIDIARIES OF MASSMUTUAL HOLDING COMPANY TWO, INC.
MassMutual Holding Company Two MSC, Inc.

    SUBSIDIARIES OF MASSMUTUAL HOLDING COMPANY TWO MSC, INC.
    Benefit Panel Services, Inc.
    MML Pension Insurance Company
    MassMutual of Ireland, Limited
    National Capital Health Plan, Inc.
    National Capital Preferred Provider Organization
    Sloans Lake Management Corporation

AFFILIATES
MassMutual Corporate Investors
MassMutual Participation Investors

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To  Connecticut Mutual Variable Life Separate Account I of
    Connecticut Mutual Life Insurance Company and to the
    Owners of Units of Interest Therein:

    We have audited the accompanying statement of net assets of Connecticut Mutual Variable Life Separate Account I of Connecticut Mutual Life Insurance Company as of December 31, 1995, and the related statement of operations for the year then ended, and the statements of changes in net assets for the year then ended and for the period from inception, October 3, 1994, to December 31, 1994. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Connecticut Mutual Variable Life Separate Account I of Connecticut Mutual Life Insurance Company as of December 31, 1995, the results of its operations for the year then ended, and the changes in its net assets for the year then ended and for the period from inception, October 3, 1994, to December 31, 1994, in conformity with generally accepted accounting principles.

                                          /s/ ARTHUR ANDERSEN LLP

Hartford, Connecticut
February 15, 1996

 STATEMENT OF NET ASSETS                                  CONNECTICUT MUTUAL VARIABLE LIFE
                                                          SEPARATE ACCOUNT I OF
                                                          CONNECTICUT MUTUAL LIFE INSURANCE COMPANY
                                                          December 31, 1995

  ASSETS
    Investments, at market:
      Connecticut Mutual Financial Services
       Series Fund I, Inc.
        Government Securities Portfolio
            32,522 shares (Cost $35,045)                                $  34,744
        Income Portfolio
            92,493 shares (Cost $115,407)                                 113,951
        Total Return Portfolio
            744,184 shares (Cost $1,297,459)                            1,305,092
        Growth Portfolio
            876,072 shares (Cost $2,144,499)                            2,212,491
                                                                      -----------
                                                                        3,666,278
                                                                      -----------

      Fidelity Variable Insurance Products
       Fund
        Money Market Portfolio
            264,435 shares (Cost $264,435)                                264,435
        High Income Portfolio
            12,186 shares (Cost $140,815)                                 146,842
        Overseas Portfolio
            17,290 shares (Cost $283,740)                                 294,791
                                                                      -----------
                                                                          706,068
                                                                      -----------

    Due from Affiliates                                                    22,432
                                                                      -----------
  NET ASSETS (variable universal life
policyholder liabilities)                                               $4,394,778
                                                                      -----------
                                                                      -----------

  VARIABLE UNIVERSAL LIFE POLICYHOLDER LIABILITIES
                                                                                                    VARIABLE UNIVERSAL
  At December 31, 1995, the variable universal life                                                        LIFE
  policyholder liabilities of the Account consisted     UNITS OWNED BY                                 POLICYHOLDER
  of the following:                                      PARTICIPANTS            UNIT VALUE             LIABILITIES

  CONNECTICUT MUTUAL FINANCIAL SERVICES
   SERIES FUND I, INC.
    Government Securities Sub-Account                          29,497              1.176771              $  34,711
    Income Sub-Account                                        100,706              1.168392                117,664
    Total Return Sub-Account                                1,060,363              1.240274              1,315,141
    Growth Sub-Account                                      1,622,408              1.378981              2,237,269

  FIDELITY VARIABLE INSURANCE PRODUCTS FUND
    Money Market Sub-Account                                  220,415              1.051596                231,788
    High Income Sub-Account                                   131,124              1.203890                157,859
    Overseas Sub-Account                                      276,706              1.085435                300,346
                                                                                                       -----------
                                                                                                         $4,394,778
                                                                                                       -----------
                                                                                                       -----------

   The accompanying notes are an integral part of these financial statements.

 STATEMENT OF OPERATIONS                                  CONNECTICUT MUTUAL VARIABLE LIFE
                                                          SEPARATE ACCOUNT I OF
                                                          CONNECTICUT MUTUAL LIFE INSURANCE COMPANY
                                                          For the year ended December 31, 1995

                                                                        S U B - A C C O U N T S
                                                       CONNECTICUT MUTUAL FINANCIAL SERVICES SERIES FUND I, INC.
                                                   GOVERNMENT                               TOTAL
                                                   SECURITIES           INCOME             RETURN            GROWTH
  INVESTMENT INCOME (LOSS)
    Income:
      Dividends                                     $   1,827             $6,996      $      90,186      $   147,400
    Expenses:
      Mortality and Expense Risk Fees                    129                 308              5,414            9,114
                                                      ------             -------            -------      ---------------

    NET INVESTMENT INCOME (LOSS)                       1,698               6,688             84,772          138,286
                                                      ------             -------            -------      ---------------

  REALIZED AND UNREALIZED GAIN (LOSS) ON
   INVESTMENTS
    Net Realized Gain from Fund Share
     Transactions                                        958                 551              1,864           11,659
    Unrealized (Depreciation) Appreciation              (287     )        (1,434    )         8,246           70,327
                                                      ------             -------            -------      ---------------

  NET REALIZED AND UNREALIZED GAIN (LOSS) ON
   INVESTMENTS                                           671                (883    )        10,110           81,986
                                                      ------             -------            -------      ---------------

  NET INCREASE IN NET ASSETS RESULTING FROM
   OPERATIONS                                   $      2,369              $5,805      $      94,882      $   220,272
                                                      ------             -------            -------      ---------------
                                                      ------             -------            -------      ---------------

   The accompanying notes are an integral part of these financial statements.

                S U B - A C C O U N T S
       FIDELITY VARIABLE INSURANCE PRODUCTS FUND
      MONEY              HIGH
     MARKET             INCOME            OVERSEAS
    $  14,756          $     484          $      42
        1,258                588              1,421
      -------             ------            -------

       13,498               (104)            (1,379)
      -------             ------            -------

           --                183                858
           --              5,970             11,040
      -------             ------            -------

           --              6,153             11,898
      -------             ------            -------

    $  13,498          $   6,049          $  10,519
      -------             ------            -------
      -------             ------            -------

   The accompanying notes are an integral part of these financial statements.

 STATEMENTS OF CHANGES IN NET ASSETS                      CONNECTICUT MUTUAL VARIABLE LIFE
                                                          SEPARATE ACCOUNT I OF
                                                          CONNECTICUT MUTUAL LIFE INSURANCE COMPANY
                                                          For the year ended December 31, 1995 and
                                                          the period from inception (October 3,
                                                          1994) to December 31, 1994

                                                               S U B - A C C O U N T S
                                              CONNECTICUT MUTUAL FINANCIAL SERVICES SERIES FUND I, INC.
                            GOVERNMENT SECURITIES                  INCOME                    TOTAL RETURN           GROWTH
                            1995            1994           1995           1994           1995          1994          1995
  INCREASE IN NET
ASSETS

  FROM OPERATIONS:
    Net Investment
     Income (Loss)        $   1,698       $      16      $   6,688      $      21      $  84,772     $     699     $ 138,286
    Net Realized Gain
     from Fund Share
     Transactions               958              --            551             --          1,864            --        11,659
    Unrealized
     (Depreciation)
     Appreciation              (287)            (14)        (1,434)           (22)         8,246          (613)       70,327
                        -------------         -----     -----------         -----     -----------  -------------  -----------
    Net Increase
     (Decrease) in Net
     Assets Resulting
     from Operations          2,369               2          5,805             (1)        94,882            86       220,272
                        -------------         -----     -----------         -----     -----------  -------------  -----------

  FROM UNIT
TRANSACTIONS:
    Purchases by
     Policyholders           35,984             290         94,980            311        915,605        11,338     1,755,304
    Withdrawals by
     Policyholders           (5,722)             (8)       (12,803)           (14)      (162,228)         (177)     (226,725)
    Net Transfers from
     (to) other Sub-
     Accounts                 1,796              --         29,386             --        455,253           382       422,885
                        -------------         -----     -----------         -----     -----------  -------------  -----------
    Net Increase in
     Net Assets from
     Unit Transactions       32,058             282        111,563            297      1,208,630        11,543     1,951,464
                        -------------         -----     -----------         -----     -----------  -------------  -----------
  INCREASE IN NET
ASSETS                       34,427             284        117,368            296      1,303,512        11,629     2,171,736
                        -------------         -----     -----------         -----     -----------  -------------  -----------
  NET ASSETS
    Beginning of
     Period                     284              --            296             --         11,629            --        65,533
                        -------------         -----     -----------         -----     -----------  -------------  -----------
    End of Period         $  34,711       $     284      $ 117,664      $     296      $1,315,141    $  11,629     $2,237,269
                        -------------         -----     -----------         -----     -----------  -------------  -----------
                        -------------         -----     -----------         -----     -----------  -------------  -----------

                            1994
  INCREASE IN NET
ASSETS
  FROM OPERATIONS:
    Net Investment
     Income (Loss)        $   2,598
    Net Realized Gain
     from Fund Share
     Transactions                --
    Unrealized
     (Depreciation)
     Appreciation            (2,335)
                        -------------
    Net Increase
     (Decrease) in Net
     Assets Resulting
     from Operations            263
                        -------------
  FROM UNIT
TRANSACTIONS:
    Purchases by
     Policyholders           31,325
    Withdrawals by
     Policyholders             (588)
    Net Transfers from
     (to) other Sub-
     Accounts                34,533
                        -------------
    Net Increase in
     Net Assets from
     Unit Transactions       65,270
                        -------------
  INCREASE IN NET
ASSETS                       65,533
                        -------------
  NET ASSETS
    Beginning of
     Period                      --
                        -------------
    End of Period         $  65,533
                        -------------
                        -------------

   The accompanying notes are an integral part of these financial statements.

               S U B - A C C O U N T S
      FIDELITY VARIABLE INSURANCE PRODUCTS FUND
     MONEY MARKET        HIGH INCOME      OVERSEAS
    1995       1994      1995    1994   1995   1994

    $ 13,498     $ 55   $  (104) $  (3 ) $ (1,379) $   0

          --       --       183    --      858   --
          --       --     5,970    57   11,040   11
------------- -------- --------- --------------------

      13,498       55     6,049    54   10,519   11
------------- -------- --------- --------------------

   1,322,346   45,173   118,646  5,627 234,603  575
     (75,748)  (8,952)  (12,809)  (82  ) (34,121 )  (56  )

  (1,028,864) (35,720)   40,374    --   88,010  805
------------- -------- --------- --------------------

     217,734      501   146,211  5,545 288,492 1,324
------------- -------- --------- --------------------
     231,232      556   152,260  5,599 299,011 1,335
------------- -------- --------- --------------------
         556       --     5,599    --    1,335   --
------------- -------- --------- --------------------
    $231,788     $556  $157,859  $5,599 $300,346 $1,335
------------- -------- --------- --------------------
------------- -------- --------- --------------------

   The accompanying notes are an integral part of these financial statements.

 NOTES TO FINANCIAL STATEMENTS                            CONNECTICUT MUTUAL VARIABLE LIFE
                                                          SEPARATE ACCOUNT I OF
                                                          CONNECTICUT MUTUAL LIFE INSURANCE COMPANY
                                                          December 31, 1995

 1. ORGANIZATION
  Connecticut Mutual Variable Life Separate Account I (the Account) is a separate account within Connecticut Mutual Life Insurance Company (Connecticut Mutual). Although the Account is an integral part of Connecticut Mutual, it is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act). The assets attributable to policies participating in the Account are held for the benefit of the participants and are not chargeable with liabilities arising out of any other business that Connecticut Mutual may conduct.

  The Account currently offers seven sub-accounts. Each sub-account invests exclusively in a corresponding investment portfolio of Connecticut Mutual Financial Services Series Fund I, Inc. (Series Fund) managed by G.R. Phelps & Co., Inc., a wholly-owned subsidiary of Connecticut Mutual, or of the Variable Insurance Products Fund (VIPF) managed by Fidelity Management & Research Company. Series Fund and VIPF are open-end diversified series management investment companies registered under the 1940 Act.

  A policyholder may allocate funds to a fixed interest account which is part of Connecticut Mutual's general account, the results of which are not presented herein. The fixed interest account has not been registered under the Securities Act of 1933 and Connecticut Mutual's general account has not been registered as an investment company under the 1940 Act. Accordingly, the assets attributable to policies in the fixed interest account are chargeable with liabilities arising out of business that Connecticut Mutual may conduct and are not reflected in the accompanying financial statements.

  2. SIGNIFICANT ACCOUNTING POLICIES

  (a) Fund Share Transactions in Series Fund and VIPF are recorded on the trade date. The cost of shares sold is determined on the basis of identified cost.

  (b) Valuation of Investment Securities in each fund are valued at their closing net asset value per share on December 31, 1995. Valuation of securities by Series Fund is discussed in Note 1 of Series Fund's Notes to Financial Statements. Refer to the VIPF financial statements for policies regarding valuation of investment securities held by VIPF.

  (c) Federal Income Taxes. The operations of the Account form a part of the total operations of Connecticut Mutual and are not taxed separately. Connecticut Mutual is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended. The Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code. Accordingly, no provision for income taxes has been required in the accompanying financial statements.

  (d) Other. Certain reclassifications have been made to prior year amounts to conform with current year presentation.

  3. CONTRACT CHARGES
  A monthly charge is deducted from the policy value to compensate Connecticut Mutual for the cost of insurance which is the anticipated cost of providing death proceeds to beneficiaries of those insureds who die prior to the maturity date. Because the cost of insurance depends on a number of variables, it can vary from month to month.

  A monthly charge of $5 is deducted from the policy value to compensate Connecticut Mutual for actual expenses incurred in the administration and underwriting of the policy. During the first ten policy years, Connecticut Mutual assesses an additional daily charge of .00068% (.25% on an annual basis) of the value of the Account's assets for costs involved with the administration of the Account.

  For assuming mortality and expense risks, Connecticut Mutual makes a daily charge equal to .0024% (.90% on an annual basis) of the value of the Account's assets. This charge may be increased or decreased by the Board of Directors of Connecticut Mutual once each year, subject to compliance with applicable state and federal requirements, but it may not exceed 1.275% on an annual basis. The mortality risk is that insureds may live for a shorter time than anticipated, and Connecticut Mutual will therefore pay an aggregate amount of death proceeds which are greater than anticipated. The expense risk is that expenses incurred in issuing and administering the policies will exceed the amounts realized from the administrative charges discussed above.

  4. CHANGE IN UNIT VALUES

                                                                                                      PERCENT
                                                                                                       CHANGE
                                                   DECEMBER 31, 1994  DECEMBER 31, 1995   PERCENT      SINCE
SUB-ACCOUNTS                                          UNIT VALUE         UNIT VALUE        CHANGE    INCEPTION
---------------------------------------------------------------------------------------------------------------
CONNECTICUT MUTUAL FINANCIAL SERVICES SERIES FUND I, INC.:
  Government Securities                                 1.005848           1.176771         +16.99%     +17.68%
  Income                                                0.997037           1.168392         +17.19%     +16.84%
  Total Return                                          1.007377           1.240274         +23.12%     +24.03%
  Growth                                                1.013802           1.378981         +36.02%     +37.90%
FIDELITY VARIABLE INSURANCE PRODUCTS FUND:
  Money Market                                          1.003588           1.051596         + 4.78 %    + 5.16 %
  High Income                                           1.009786           1.203890         +19.22 %    +20.39 %
  Overseas                                              1.001193           1.085435         + 8.41 %    + 8.54 %

 5. SUBSEQUENT EVENT
  On September 8, 1995, the Board of Directors of Connecticut Mutual approved the merger of Connecticut Mutual and Massachusetts Mutual Life Insurance Company. Thereafter, a definitive agreement was signed by both companies. On January 27, 1996, Connecticut Mutual and its insurance subsidiary policyholders and other insureds and annuitants approved the merger. The merger was subsequently reviewed by the insurance regulatory authorities in Connecticut and Massachusetts and approved. It is anticipated that the merger will be effective on March 1, 1996.

                                   APPENDIX A

                               OPTIONAL BENEFITS

    This Appendix is intended to provide only a very brief overview of additional insurance benefits available by rider. For more information, contact your agent.

    The following supplemental benefits are available for issue under the Policies for an additional charge.

DISABILITY BENEFIT RIDER

    This rider provides that MML will add the waiver benefit to the Policy each month while the Insured is disabled and it can operate as either a Waiver of Charges Benefit or a Waiver of Premium, and a selection must be made on the application.

GUARANTEED INSURABILITY RIDER

    This rider guarantees that insurance may be added at various option dates without Evidence of Insurability. This benefit may be exercised on the option dates even if the Insured is disabled.

OTHER INSURED RIDER

    This rider provides a term insurance benefit for up to five Insureds. MML reserves the right to restrict the number of Insureds under this rider. At present this benefit is only available for the spouse or a child of the primary Insured. The rider includes a feature that allows the "other Insured" to convert the coverage to a flexible premium adjustable life insurance policy.

    The following supplemental benefits are available under the Policies at no additional charge.

EXCHANGE OPTION RIDER

    This rider allows you to use the Policy to insure a different person, subject to Company guidelines.

ACCELERATED BENEFITS RIDER

    This rider permits part of the proceeds of the Policy to be available before death if the Insured becomes terminally ill.

                                   APPENDIX B

                                PAYMENT OPTIONS

PAYMENT OPTIONS

    Upon written request, the Surrender Value or all or part of the Death Proceeds may be placed under one or more payment options currently offered by MML. If you do not make an election, MML will pay the benefits in a single sum. A certificate will be provided to the payee describing the payment option selected.

    If a payment option is selected, the Beneficiary may pay to MML any amount that would otherwise be deducted from the Sum Insured.

SELECTION OF PAYMENT OPTIONS

    The amount applied under any one option for any one payee must be at least $5,000. The periodic payment for any one payee must be at least $50. Subject to your and/or the Beneficiary's provision, any option selection may be changed before the Death Proceeds become payable. If you make no selection, the Beneficiary may select an option when the Death Proceeds becomes payable.

                                   APPENDIX C

                  ILLUSTRATIONS OF SUM INSURED, POLICY VALUES
                            AND ACCUMULATED PREMIUMS

    The tables on pages - illustrate the way in which a Policy's Sum Insured and Policy Value could vary over an extended period of time. They assume that all premiums are allocated to and remain in the Separate Account for the entire period shown and are based on hypothetical gross investment rates of return for the Portfolios (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross (after tax) annual rates of 0%, 6%, and 12%.

    The tables on pages and illustrate a Policy issued to a male, Age 30, under a standard Premium Class and qualifying for the non-smoker discount under both the current rate illustration and the guaranteed rate illustration. The tables on pages and illustrate a Policy issued to a male, Age 45, under a standard Premium Class and qualifying for the non-tobacco user discount under the current rate illustration and the non-smoker discount under the guaranteed rate illustration.

    The  columns on pages   and    are based on the guaranteed cost of insurance
rates; columns on pages 59 and 61 are based on the current cost of insurance rates as presently in effect.

    The Policy Values and Death Proceeds would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below such averages for individual policy years. The values would also be different depending on the allocation of a Policy's total Policy Value among the Sub-Accounts of the Separate Account, if the actual rates of return averaged 0%, 6% or 12%, but the rates of each Portfolio varied above and below such averages.

    The amounts shown for the Death Proceeds and Policy Values take into account the deduction from premium for the tax expense charge, the Monthly Deduction from Policy Value, and the daily charge against the Separate Account for mortality and expense risks and the Separate Account administrative charge for the first ten Policy years, equivalent to an effective annual rate of 1.15% of the average daily value of the assets in the Separate Account attributable to the Policies, and 0.90% thereafter. The amounts shown in the tables also take into account the Portfolio advisory fees and operating expenses, which are assumed to be at an annual rate of 0.68% of the average daily net assets of the Portfolios. The actual fees and expenses of the Portfolios in 1995 ranged from an annual rate of 0.27% to an annual rate of 0.92% of average daily net assets. The fees and expenses associated with your Policy may be more or less than 0.68% in the aggregate, depending upon how you make allocations of Policy Value among the Sub-Accounts. Fidelity Management has voluntarily agreed to temporarily limit the total operating expenses (excluding interest, taxes, brokerage commissions and extraordinary expenses) of the High Income Portfolio to an annual rate of 1.00% and of the Overseas Portfolio to an annual rate of 1.50% of each Portfolio's average net assets.

    Taking into account the mortality and expense risk charge and the Separate Account administrative charge and the assumed 0.68% charge for the Portfolio advisory fees and operating expenses, the gross annual rates of investment return of 0%, 6% and 12% correspond to net annual rates of -1.83%, 4.17%, and 10.17%, respectively, during the first 10 Policy years and -1.58%, 4.42% and 10.42%, respectively, thereafter.

    The hypothetical returns shown in the table do not reflect any charges for income taxes against the Separate Account since no charges are currently made. However, if in the future such charges are made, in order to produce illustrated death benefits and cash values, the gross annual investment rate of return would have to exceed 0%, 6% or 12% by a sufficient amount to cover the tax charges.

    The second column of the tables show the amount which would accumulate if an amount equal to the Guideline Annual Premium were invested to earn interest, (after taxes) at 5% compounded annually.

    The tables illustrate the Policy Values that would result based upon the assumptions that no Policy loans have been made, that you have not requested an increase or decrease in the initial Face Amount, that no partial withdrawals have been made, and that no transfers above six have been made in any Policy year (so that no transaction or transfer charges have been incurred).

    Upon request, MML will provide a comparable illustration based upon the proposed Insured's Age, sex, and underwriting classification, and the requested Face Amount, Sum Insured Option, and riders.

    TO CHOOSE THE SUB-ACCOUNTS WHICH WILL BEST MEET YOUR NEEDS AND OBJECTIVES, CAREFULLY READ THE PROSPECTUSES OF THE FUNDS ALONG WITH THIS PROSPECTUS.

                   CONNECTICUT MUTUAL LIFE INSURANCE COMPANY
                         BLUE CHIP VARIABLE LIFE POLICY

                                                                                                     MALE NON-TOBACCO USER AGE 30
                                                                                                    SPECIFIED FACE AMOUNT = $75,000
                                                                                                         SUM INSURED OPTION 2
                                                                                                   ---------------------------------
               PREMIUMS     HYPOTHETICAL 0% GROSS INVESTMENT    HYPOTHETICAL 6% GROSS INVESTMENT   HYPOTHETICAL 12% GROSS INVESTMENT
               PAID PLUS                 RETURN                              RETURN                             RETURN
              INTEREST AT  -----------------------------------  ---------------------------------  ---------------------------------
                  5%        SURRENDER    POLICY       DEATH      SURRENDER    POLICY      DEATH     SURRENDER    POLICY      DEATH
POLICY YEAR    PER YEAR       VALUE       VALUE      BENEFIT       VALUE       VALUE     BENEFIT      VALUE       VALUE     BENEFIT
------------  -----------  -----------  ---------  -----------  -----------  ---------  ---------  -----------  ---------  ---------
                                                 CURRENT COST OF INSURANCE CHARGES
1                  1,470          272       1,175      76,175          348       1,251     76,251         424       1,327     76,327
2                  3,014        1,296       2,324      77,324        1,521       2,550     77,550       1,756       2,784     77,784
3                  4,634        2,381       3,448      78,448        2,830       3,897     78,897       3,317       4,384     79,384
4                  6,336        3,521       4,546      79,546        4,271       5,295     80,295       5,115       6,140     81,140
5                  8,123        4,657       5,617      80,617        5,785       6,745     81,745       7,107       8,067     83,067
6                  9,999        5,767       6,663      81,663        7,352       8,249     83,249       9,286      10,183     85,183
7                 11,969        6,851       7,683      82,683        8,974       9,807     84,807      11,672      12,505     87,505
8                 14,037        7,903       8,672      83,672       10,648      11,417     86,417      14,280      15,048     90,048
9                 16,209        8,930       9,634      84,634       12,381      13,085     88,085      17,135      17,840     92,840
10                18,490        9,919      10,559      85,559       14,161      14,802     89,802      20,252      20,893     95,893
11                20,884       11,002      11,514      86,514       16,137      16,649     91,649      23,821      24,333     99,333
12                23,398       12,061      12,445      87,445       18,184      18,569     93,569      27,737      28,121    103,121
13                26,038       13,094      13,350      88,350       20,304      20,560     95,560      32,034      32,290    107,290
14                28,810       14,099      14,228      89,228       22,498      22,626     97,626      36,749      36,877    111,877
15                31,720       15,076      15,076      90,076       24,767      24,767     99,767      41,923      41,923    116,923
16                34,777       15,894      15,894      90,894       26,983      26,983    101,983      47,474      47,474    122,474
17                37,985       16,674      16,674      91,674       29,271      29,271    104,271      53,574      53,574    128,574
18                41,355       17,416      17,416      92,416       31,633      31,633    106,633      60,278      60,278    135,278
19                44,892       18,119      18,119      93,119       34,069      34,069    109,069      67,647      67,647    142,647
20                48,607       18,780      18,780      93,780       36,580      36,580    111,580      75,747      75,747    150,747
Age 60            97,665       23,016      23,016      98,016       66,353      66,353    141,353     217,897     217,897    292,897
Age 65           132,771       22,895      22,895      97,895       84,352      84,352    159,352     359,453     359,453    438,532
Age 70           177,576       20,426      20,426      95,426      103,900     103,900    178,900     587,941     587,941    682,011
Age 75           234,759       14,660      14,660      89,660      124,065     124,065    199,065     957,194     957,194  1,032,194

------------------------
(1) Assumes a $1,400 premium is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYOWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND AND VIPF. THE VALUE OF UNITS, CASH VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGES 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR CASH VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                   CONNECTICUT MUTUAL LIFE INSURANCE COMPANY
                         BLUE CHIP VARIABLE LIFE POLICY

                                                                                                       MALE NON-SMOKER AGE 30
                                                                                                           SPECIFIED FACE
                                                                                                          AMOUNT = $75,000
                                                                                                        SUM INSURED OPTION 2
                                                                                                  ---------------------------------
                PREMIUMS    HYPOTHETICAL 0% GROSS INVESTMENT   HYPOTHETICAL 6% GROSS INVESTMENT   HYPOTHETICAL 12% GROSS INVESTMENT
                PAID PLUS                RETURN                             RETURN                             RETURN
               INTEREST AT  ---------------------------------  ---------------------------------  ---------------------------------
                   5%        SURRENDER    POLICY      DEATH     SURRENDER    POLICY      DEATH     SURRENDER    POLICY      DEATH
 POLICY YEAR    PER YEAR       VALUE       VALUE     BENEFIT      VALUE       VALUE     BENEFIT      VALUE       VALUE     BENEFIT
-------------  -----------  -----------  ---------  ---------  -----------  ---------  ---------  -----------  ---------  ---------
                                               GUARANTEED COST OF INSURANCE CHARGES
1                   1,470          256       1,159     76,159         332       1,234     76,234         407       1,310     76,310
2                   3,014        1,265       2,294     77,294       1,489       2,517     77,517       1,721       2,750     77,750
3                   4,634        2,338       3,405     78,405       2,783       3,850     78,850       3,265       4,332     79,332
4                   6,336        3,467       4,492     79,492       4,210       5,234     80,234       5,046       6,070     81,070
5                   8,123        4,593       5,553     80,553       5,709       6,670     81,670       7,018       7,979     82,979
6                   9,999        5,692       6,589     81,589       7,262       8,158     83,158       9,176      10,073     85,073
7                  11,969        6,766       7,599     82,599       8,869       9,701     84,701      11,539      12,372     87,372
8                  14,037        7,813       8,581     83,581      10,530      11,299     86,299      14,125      14,894     89,894
9                  16,209        8,832       9,536     84,536      12,248      12,952     87,952      16,956      17,660     92,660
10                 18,490        9,822      10,463     85,463      14,023      14,663     89,663      20,054      20,694     95,694
11                 20,884       10,877      11,389     86,389      15,961      16,473     91,473      23,570      24,082     99,082
12                 23,398       11,902      12,286     87,286      17,964      18,348     93,348      27,422      27,806    102,806
13                 26,038       12,899      13,156     88,156      20,035      20,291     95,291      31,645      31,902    106,902
14                 28,810       13,867      13,995     89,995      22,174      22,302     97,302      36,276      36,404    111,404
15                 31,720       14,805      14,805     89,805      24,385      24,385     99,385      41,356      41,356    116,356
16                 34,777       15,582      15,582     90,582      26,539      26,539    101,539      46,801      46,801    121,801
17                 37,985       16,327      16,327     91,327      28,765      28,765    103,765      52,788      52,788    127,788
18                 41,355       17,038      17,038     92,038      31,067      31,067    106,067      59,371      59,371    134,371
19                 44,892       17,714      17,714     92,714      33,444      33,444    108,444      66,611      66,611    141,611
20                 48,607       18,353      18,353     93,353      35,898      35,898    110,898      74,572      74,572    149,572
Age 60             97,665       21,887      21,887     96,887      64,357      64,357    139,357     213,560     213,560    288,560
Age 65            132,771       20,593      20,593     95,593      80,440      80,440    155,440     350,708     350,708    427,863
Age 70            177,576       15,552      15,552     90,552      95,906      95,906    170,906     570,026     570,026    661,230
Age 75            234,759        4,442       4,442     79,442     107,611     107,611    182,611     920,372     920,372    995,372

------------------------
(1) Assumes a $1,400 premium is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYOWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND AND VIPF. THE VALUE OF UNITS, CASH VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGES 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR CASH VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                   CONNECTICUT MUTUAL LIFE INSURANCE COMPANY
                         BLUE CHIP VARIABLE LIFE POLICY

                                                                                                    MALE NON-TOBACCO USER AGE 45
                                                                                                           SPECIFIED FACE
                                                                                                          AMOUNT = $250,000
                                                                                                        SUM INSURED OPTION 1
                                                                                                  ---------------------------------
                PREMIUMS    HYPOTHETICAL 0% GROSS INVESTMENT   HYPOTHETICAL 6% GROSS INVESTMENT   HYPOTHETICAL 12% GROSS INVESTMENT
                PAID PLUS                RETURN                             RETURN                             RETURN
               INTEREST AT  ---------------------------------  ---------------------------------  ---------------------------------
                   5%        SURRENDER    POLICY      DEATH     SURRENDER    POLICY      DEATH     SURRENDER    POLICY      DEATH
 POLICY YEAR    PER YEAR       VALUE       VALUE     BENEFIT      VALUE       VALUE     BENEFIT      VALUE       VALUE     BENEFIT
-------------  -----------  -----------  ---------  ---------  -----------  ---------  ---------  -----------  ---------  ---------
                                                 CURRENT COST OF INSURANCE CHARGES
1                   4,410            0       3,191    250,000          23       3,408    250,000         241       3,626    250,000
2                   9,040        2,493       6,276    250,000       3,127       6,910    250,000       3,788       7,571    250,000
3                  13,903        3,336       9,238    250,000       4,588      10,491    250,000       5,947      11,849    250,000
4                  19,008        6,416      12,082    250,000       8,490      14,156    250,000      10,833      16,499    250,000
5                  24,368        9,494      14,806    250,000      12,596      17,908    250,000      16,245      21,557    250,000
6                  29,996       12,436      17,394    250,000      16,774      21,732    250,000      22,092      27,050    250,000
7                  35,906       15,257      19,861    250,000      21,044      25,648    250,000      28,435      33,039    250,000
8                  42,112       17,955      22,205    250,000      25,404      29,654    250,000      35,326      39,576    250,000
9                  48,627       20,530      24,426    250,000      29,861      33,756    250,000      42,827      46,723    250,000
10                 55,469       22,970      26,511    250,000      34,405      37,947    250,000      50,992      54,534    250,000
11                 62,652       25,825      28,658    250,000      39,624      42,458    250,000      60,526      63,359    250,000
12                 70,195       28,550      30,675    250,000      44,966      47,091    250,000      70,939      73,063    250,000
13                 78,114       31,129      32,546    250,000      50,422      51,838    250,000      82,321      83,738    250,000
14                 86,430       33,552      34,260    250,000      55,990      56,698    250,000      94,785      95,493    250,000
15                 95,161       35,801      35,801    250,000      61,665      61,665    250,000     108,451     108,451    250,000
16                104,330       37,186      37,186    250,000      66,763      66,763    250,000     122,778     122,778    250,000
17                113,956       38,393      38,393    250,000      71,985      71,985    250,000     138,636     138,636    250,000
18                124,064       39,404      39,404    250,000      77,328      77,328    250,000     156,215     156,215    250,000
19                134,677       40,175      40,175    250,000      82,771      82,771    250,000     175,730     175,730    250,000
20                145,820       40,732      40,732    250,000      88,350      88,350    250,000     197,459     197,459    250,000
Age 60             95,161       35,801      35,801    250,000      61,665      61,665    250,000     108,451     108,451    250,000
Age 65            142,820       40,732      40,732    250,000      88,350      88,350    250,000     197,459     197,459    250,000
Age 70            210,477       39,446      39,446    250,000     118,341     118,341    250,000     345,068     345,068    250,000
Age 75            292,995       28,756      28,756    250,000     153,042     153,042    250,000     583,967     583,967    624,844

------------------------
(1) Assumes a $4,200 premium is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYOWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND AND VIPF. THE VALUE OF UNITS, CASH VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGES 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR CASH VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                   CONNECTICUT MUTUAL LIFE INSURANCE COMPANY
                         BLUE CHIP VARIABLE LIFE POLICY

                                                                                                       MALE NON-SMOKER AGE 45
                                                                                                           SPECIFIED FACE
                                                                                                          AMOUNT = $250,000
                                                                                                        SUM INSURED OPTION 1
                                                                                                  ---------------------------------
                PREMIUMS    HYPOTHETICAL 0% GROSS INVESTMENT   HYPOTHETICAL 6% GROSS INVESTMENT   HYPOTHETICAL 12% GROSS INVESTMENT
                PAID PLUS                RETURN                             RETURN                             RETURN
               INTEREST AT  ---------------------------------  ---------------------------------  ---------------------------------
                   5%        SURRENDER    POLICY      DEATH     SURRENDER    POLICY      DEATH     SURRENDER    POLICY      DEATH
 POLICY YEAR    PER YEAR       VALUE       VALUE     BENEFIT      VALUE       VALUE     BENEFIT      VALUE       VALUE     BENEFIT
-------------  -----------  -----------  ---------  ---------  -----------  ---------  ---------  -----------  ---------  ---------
                                               GUARANTEED COST OF INSURANCE CHARGES
1                   4,410            0       3,106    250,000           0       3,320    250,000         150       3,535    250,000
2                   9,040        2,316       6,098    250,000       2,939       6,721    250,000       3,589       7,371    250,000
3                  13,903        3,072       8,975    250,000       4,300      10,202    250,000       5,632      11,535    250,000
4                  19,008        6,068      11,734    250,000       8,098      13,765    250,000      10,393      16,059    250,000
5                  24,368        9,059      14,371    250,000      12,092      17,405    250,000      15,663      20,975    250,000
6                  29,996       11,926      16,885    250,000      16,166      21,124    250,000      21,365      26,323    250,000
7                  35,906       14,657      19,261    250,000      20,308      24,912    250,000      27,532      32,136    250,000
8                  42,112       17,240      21,490    250,000      24,510      28,760    250,000      34,204      38,454    250,000
9                  48,627       19,665      23,560    250,000      28,766      32,662    250,000      41,428      45,324    250,000
10                 55,469       21,916      25,457    250,000      33,062      36,603    250,000      49,254      52,796    250,000
11                 62,652       24,407      27,240    250,000      37,848      40,681    250,000      58,251      61,084    250,000
12                 70,195       26,703      28,828    250,000      42,672      44,797    250,000      68,019      70,144    250,000
13                 78,114       28,798      30,215    250,000      47,534      48,951    250,000      78,653      80,069    250,000
14                 86,430       30,680      31,388    250,000      52,427      53,136    250,000      90,257      90,965    250,000
15                 95,161       32,327      32,327    250,000      57,338      57,338    250,000     102,944     102,944    250,000
16                104,330       33,006      33,006    250,000      61,544      61,544    250,000     116,141     116,141    250,000
17                113,956       33,400      33,400    250,000      65,740      65,740    250,000     130,716     130,716    250,000
18                124,064       33,472      33,472    250,000      69,990      69,900    250,000     146,851     146,851    250,000
19                134,677       33,175      33,175    250,000      73,997      73,997    250,000     164,764     164,764    250,000
20                145,820       32,460      32,460    250,000      78,002      78,002    250,000     184,722     184,722    250,000
Age 60             95,161       32,327      32,327    250,000      57,338      57,338    250,000     102,944     102,944    250,000
Age 65            142,820       32,460      32,460    250,000      78,002      78,002    250,000     184,722     184,722    250,000
Age 70            210,477       20,839      20,839    250,000      95,788      95,788    250,000     321,541     321,541    250,000
Age 75            292,995                                         105,432     105,432    250,000     540,965     540,965    250,000

------------------------
(1) Assumes a $4,200 premium is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYOWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND AND VIPF. THE VALUE OF UNITS, CASH VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGES 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR CASH VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                   APPENDIX D
                    CALCULATION OF MAXIMUM SURRENDER CHARGES

    A separate surrender charge is calculated upon issuance of the Policy and upon each increase in Face Amount. The maximum surrender charges upon issuance of the Policy and upon each increase in Face Amount are shown in the table on the next two pages.

    The maximum surrender charge initially remains level and then grades down according to the following schedule:

  AGES
---------
           The maximum surrender charge remains level for the first 40 Policy months, reduces by 0.5% for the next 80 Policy months, then decreases by 1% per month to zero at the end of 180 Policy months (15 Policy years).
0 - 50
51 & over  The maximum surrender charge remains level for 40 Policy months and decreases per month by the above percentages below:
           age 51 - 0.78125% per month for 128 months
           age 52 - 0.862069% per month for 116 months
           age 53 - 0.9615385% per month for 104 months
           age 54 - 1.0869565% per month for 92 months
           age 55 - 1.25% per month for 80 months & over

    There are two limitations on the maximum surrender charge. The first limitation states that in any Policy year the maximum surrender charge associated with the initial Face Amount (or Face Amount increase) can not exceed the sum of (a) and (b), where (a) is a deferred administrative charge equal to $8.50 per $1,000 of initial Face Amount (or Face Amount increase) and (b) is a deferred sales charge of 49% of premiums received which are associated with the initial Face Amount (or Face Amount increase) up to a maximum number of Guideline Annual Premiums (GAP's) subject to the deferred sales charge that varies by issue Age or Age at time of Face Amount increase as applicable:

                    MAXIMUM GAPS                          MAXIMUM GAPS
 APPLICABLE AGE        SUBJECT        APPLICABLE AGE         SUBJECT
-----------------  ---------------  -------------------  ---------------
      0-55              1.660714                68            1.290612
       56               1.632245                69            1.262143
       57               1.603776                70            1.233673
       58               1.575306                71            1.205204
       59               1.546837                72            1.176735
       60               1.518367                73            1.148265
       61               1.489898                74            1.119796
       62               1.461429                75            1.091327
       63               1.432959                76            1.062857
       64               1.404490                77            1.034388
       65               1.376020                78            1.005918
       66               1.347551                79            0.977449
       67               1.319082                80            0.948980

    The second limitation states that the maximum surrender charge in the first two Policy years following the date of Issue or the date of a Face Amount increase can not exceed the sum of (c) plus (d), where (c) is the deferred administrative charge equal to $8.50 per $1,000 of initial Face Amount (or Face Amount increase) and (d) is a deferred sales charge which can not exceed 29% of premiums received which are associated with the initial Face Amount (or Face Amount increase), up to one Guideline Annual Premium (or the maximum number of GAP's subject to the deferred sales charge, if less), plus 9% of premium received in excess the Guideline Annual Premium limit.

    The Factors used in calculating the maximum surrender charges vary with the issue Age and Premium Class (Smoker) as indicated in the table below.

                MAXIMUM SURRENDER CHARGE PER $1,000 FACE AMOUNT

                    MALE                     FEMALE       FEMALE       UNISEX       UNISEX
 AGE OF ISSUE     NONSMOKER   MALE SMOKER   NONSMOKER     SMOKER      NONSMOKER     SMOKER
---------------  -----------  -----------  -----------  -----------  -----------  -----------
       0                            8.63                      7.68                      8.44
       1                            8.63                      7.70                      8.45
       2                            8.78                      7.81                      8.58
       3                            8.94                      7.93                      8.73
       4                            9.10                      8.05                      8.89
       5                            9.27                      8.18                      9.05
       6                            9.46                      8.32                      9.23
       7                            9.65                      8.47                      9.41
       8                            9.86                      8.62                      9.61
       9                           10.08                      8.78                      9.82
      10                           10.31                      8.95                     10.04
      11                           10.55                      9.13                     10.27
      12                           10.81                      9.32                     10.51
      13                           11.07                      9.51                     10.76
      14                           11.34                      9.71                     11.02
      15                           11.62                      9.92                     11.28
      16                           11.89                     10.14                     11.54
      17                           12.16                     10.36                     11.80
      18              10.65        12.44         9.73        10.59        10.46        12.07
      19              10.87        12.73         9.93        10.83        10.68        12.34
      20              11.10        13.02        10.15        11.09        10.91        12.63
      21              11.34        13.33        10.37        11.35        11.14        12.93
      22              11.59        13.66        10.60        11.63        11.39        13.25
      23              11.85        14.01        10.85        11.92        11.65        13.58
      24              12.14        14.38        11.10        12.22        11.93        13.94
      25              12.44        14.77        11.37        12.54        12.22        14.31
      26              12.75        15.19        11.66        12.88        12.53        14.72
      27              13.09        15.64        11.95        13.23        12.86        15.14
      28              13.45        16.11        12.26        13.60        13.21        15.60
      29              13.83        16.62        12.59        13.99        13.58        16.08
      30              14.23        17.15        12.93        14.40        13.97        16.59
      31              14.66        17.72        13.29        14.83        14.38        17.12
      32              15.10        18.32        13.67        15.28        14.81        17.69
      33              15.58        18.96        14.07        15.75        15.27        18.29
      34              16.08        19.63        14.49        16.25        15.75        18.93
      35              16.60        20.35        14.93        16.77        16.26        19.60
      36              17.16        21.10        15.39        17.33        16.80        20.31
      37              17.75        21.89        15.88        17.91        17.36        21.06
      38              18.37        22.73        16.39        18.51        17.96        21.84
      39              19.02        23.55        16.93        19.15        18.59        22.67
      40              19.71        24.28        17.50        19.81        19.25        23.51
      41              20.44        25.04        18.09        20.51        19.95        24.22
      42              21.20        25.85        18.71        21.23        20.69        24.98
      43              22.02        26.71        19.36        21.98        21.46        25.77
      44              22.87        27.61        20.04        22.77        22.29        26.61
      45              23.61        28.56        20.76        23.56        23.13        27.49

                    MALE                     FEMALE       FEMALE       UNISEX       UNISEX
 AGE OF ISSUE     NONSMOKER   MALE SMOKER   NONSMOKER     SMOKER      NONSMOKER     SMOKER
---------------  -----------  -----------  -----------  -----------  -----------  -----------
      46              24.36        29.57        21.52        24.23        23.84        28.42
      47              25.15        30.63        22.33        24.94        24.60        29.40
      48              26.00        31.16        23.14        24.69        25.40        30.43
      49              26.90        32.95        23.83        26.47        26.25        31.53
      50              27.85        34.21        24.57        27.31        27.16        32.69
      51              28.87        35.56        25.35        28.18        28.13        33.92
      52              29.96        36.99        26.17        29.11        29.16        35.22
      53              31.12        38.25        27.05        30.09        30.26        36.60
      54              32.56        38.25        27.95        31.12        31.42        38.06
      55              33.67        38.25        28.97        32.21        32.67        38.25
      56              34.62        38.25        29.65        32.94        33.55        38.25
      57              35.61        38.25        30.36        33.70        34.48        38.25
      58              36.65        38.25        31.11        34.49        35.44        38.25
      59              37.73        38.25        31.90        35.33        36.46        38.25
      60              38.25        38.25        32.74        36.23        37.52        38.25
      61              38.25        38.25        33.63        37.18        38.25        38.25
      62              38.25        38.25        34.57        38.18        38.25        38.25
      63              38.25        38.25        35.56        38.25        38.25        38.25
      64              38.25        38.25        36.60        38.25        38.25        38.25
      65              38.25        38.25        37.68        38.25        38.25        38.25
      66              38.25        38.25        38.25        38.25        38.25        38.25
      67              38.25        38.25        38.25        38.25        38.25        38.25
      68              38.25        38.25        38.25        38.25        38.25        38.25
      69              38.25        38.25        38.25        38.25        38.25        38.25
      70              38.25        38.25        38.25        38.25        38.25        38.25
      71              38.25        38.25        38.25        38.25        38.25        38.25
      72              38.25        38.25        38.25        38.25        38.25        38.25
      73              38.25        38.25        38.25        38.25        38.25        38.25
      74              38.25        38.25        38.25        38.25        38.25        38.25
      75              38.25        38.25        38.25        38.25        38.25        38.25
      76              38.25        38.25        38.25        38.25        38.25        38.25
      77              38.25        38.25        38.25        38.25        38.25        38.25
      78              38.25        38.25        38.25        38.25        38.25        38.25
      79              38.25        38.25        38.25        38.25        38.25        38.25
      80              38.25        38.25        38.25        38.25        38.25        38.25

                                    EXAMPLES

    For the purposes of these examples, assume that a male, Age 35 non-smoker purchases a $100,000 Policy. In this example the Guideline Annual Premium ("GAP") equals $1,118.22. The initial maximum surrender charge is calculated as follows:

Maximum Surrender Charge per Table above ($16.60 X 100)................  $1,660.00
The maximum surrender charge will grade off as described above.

    During any Policy Year, the maximum surrender charge can not exceed (a) plus
(b), where (a) and (b) are calculated as follows:

(a)        Deferred Administrative Charge
           ($8.50/$1,000 of Face Amount)....................................  $     850.00
(b)        Deferred Sales charge
           (not to exceed 49% of Premiums received, up to 1.660714 X GAP)...        Varies
                                                                              ------------
                                                                              (a) plus (b)

    During the first two (2) Policy years after the Date of Issue, the maximum surrender charge can not exceed (c) plus (d), where (c) and (d) are calculated as follows:

(c)        Deferred Administrative Charge
           ($8.50/$1,000 of Face Amount)....................................  $     850.00
(d)        Deferred Sales charge
           (not to exceed 29% of Premiums received, up to one GAP, plus 9%
           of premiums received in excess of one GAP).......................        Varies
                                                                              ------------
                                                                              (c) plus (d)

EXAMPLE 1:

    Assume the Policyowner surrenders the Policy in the 10th policy month, having paid total premiums of $900.00. The actual surrender charge would be $1,111.00. This is calculated as the lesser of:

Maximum Surrender Charge per Table above.................................  $1,660.00
(a) plus (b) [$850.00 + (.49 X $900.00)].................................  $1,291.00
(c) plus (d) [$850.00 + (.29 X $900.00)].................................  $1,111.00

EXAMPLE 2:

    Assume the Policyowner surrenders the Policy in the 120th policy month having paid total premiums of $9,000.00. After the 40th policy month, the maximum surrender charge shown in the table above decreases by 0.5% per month ($8.30 per month in this example). The actual surrender charge would be $996.00. This is calculated as the lesser of:

Maximum Surrender Charge per Table above
(remains level for first 40 months)......................................  $1,660.00 decreased by $8.30 for 80 months.........................................  $ (664.00)
                                                                           ---------
                                                                           $  996.00
(a) plus (b) [$850.00 + (.49 X 1.660714 X $1,118.22)]....................  $1,759.95

                                    PART II
                          UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING
                                INDEMNIFICATION

    The following provisions regarding the Indemnification of Directors and Officers of the Registrant are applicable:

    Article V of the Bylaws of Massachusetts Mutual Life Insurance Company (the "Company") provides that:

        Subject to the limitations of Massachusetts law, the Company shall indemnify: (a) each director, officer or employee; (b) any individual who serves as a director, board member, committee member, officer or employee of any organization or any separate account; or (c) any individual who serves in any capacity with respect to any employee benefit plan, from and against all loss, liability and expense imposed upon or incurred by such person in connection with any action, claim or proceeding of any nature whatsoever, in which such person may be involved or with which he or she may be threatened, by reason of any alleged act, omission or otherwise while serving in any such capacity. Indemnification shall be provided although the person no longer serves in such capacity and shall include protection for the person's heirs and legal representatives.

        Indemnities hereunder shall include, but not be limited to, all costs and reasonable counsel fees, fines, penalties, judgments or awards or any kind, and the amount of reasonable settlements, whether or not payable to the Company or to any of the other entities described in the preceding paragraph, or to the policyholders or security holders thereof.

        Notwithstanding the foregoing, no indemnification shall be provided with respect to:

           (a) any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan;

           (b) any liability to any entity which is registered as an investment company under the federal Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office; and

           (c) any action, claim or proceeding voluntarily initiated by any person seeking indemnification, unless such action, claim or proceeding had been authorized by the Board of Directors or unless such person's indemnification is awarded by vote of the Board of Directors.

        In any matter disposed of by settlement or in the event of an adjudication which in the opinion of the General Counsel or his delegate does not make a sufficient determination of conduct which could preclude or permit indemnification in accordance with the preceding paragraphs (a), (b) and (c), the person shall be entitled to indemnification unless, as determined by the majority of the disinterested directors or in the opinion of counsel (who may be an officer of the Company or outside counsel employed by the Company), such person's conduct was such as precludes indemnification under any such paragraphs.

    The Company may at its option indemnify for expenses incurred in connection with any action or proceeding in advance of its final disposition, upon receipt of a satisfactory undertaking for repayment if it be subsequently determined that the person thus indemnified is not entitled to indemnification under
Article V.

    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          RULE 6E-3(T) REPRESENTATIONS, DESCRIPTIONS AND UNDERTAKINGS

    Registrant makes the following representations pursuant to the requirements of Rule 6e-3(T) under the Investment Company Act of 1940:

A.  RISK CHARGE

    Pursuant to Rule 6e-3(T)(b)(13)(iii)(F)(1), Registrant represents that Rule 6e-3(T)(b)(13)(iii)(F) has been relied upon in deducting charges for mortality and expense risks assumed by Massachusetts Mutual Life Insurance Company (the "Company").

    Pursuant to Rule 6e-3(T)(b)(13)(iii)(F)(2), Registrant represents that the mortality and expense risk charge is within the range of industry practice for comparable flexible premium variable life insurance contracts. The methodology used to support this representation is based upon an analysis of the mortality and expense risk charges adopted under other flexible premium variable life insurance contracts. Registrant undertakes to keep and make available to the Commission on request the documents used to support the foregoing representation.

B.  DISTRIBUTION COSTS

    Pursuant to Rule 6e-3(T)(b)(13)(iii)(F)(4)(ii)(A), Registrant represents that the Company has concluded that there is a reasonable likelihood that the distribution financing arrangement of the Registrant will benefit the Registrant and contractholders and will keep and make available to the Commission on request a memorandum setting forth the basis for this representation. Pursuant to Section 6e-3(T)(b)(13)(iii)(F)(4)(ii)(B)(2), Registrant also represents that it will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the company, formulate and approve any plan under Rule 12b-1 under the Investment Company Act of 1940 to finance distribution expenses.

           UNDERTAKINGS CONCERNING MORTALITY AND EXPENSE RISK CHARGE

    The flexible premium variable life policies offered by this registration statement provide for a mortality and expense risk charge of 0.90%, on an annual basis, of the daily net asset value of each Sub-Account of the Separate Account. The Company acknowledges that any mortality and expense risk charge above 0.90% is currently considered above the range of industry practice. If the Company proposes to increase the charges above the range of industry practice, the Company hereby undertakes to file an exemption request with the Securities and Exchange Commission ("Commission") in which it would demonstrate that the proposed charge is reasonable in relation to the risks assumed under the Policy.

    This undertaking is given subject to the applicability of future federal legislation or Commission rules or regulation which might permit an increase in the mortality and expense risk charge beyond the range of industry practice, without submitting an exemption application and/or making the demonstration described above. In such case, in lieu of the undertaking described above, the Company hereby undertakes to comply with the provisions of such legislation, rules, or regulations in implementing any increase in the mortality and expense risk charge.

                     CONTENTS OF THE REGISTRATION STATEMENT

    This registration statement comprises the following papers and documents:

       The facing sheet.
       Cross-reference to items required by Form N-8B-2.
       The prospectus consists of [  ] pages.
       The undertaking to file reports.
       The undertaking pursuant to Rule 484 under the Securities Act of 1933. Representatives, descriptions and undertaking pursuant to Rule 6e-3(T)(b)(13)(iii)(F)
        under the Investment Company Act of 1940 (The "1940 Act").
       The signatures.

    Written consents of the following persons:

        1.  Coopers & Lybrand L.L.P.

        2.  Arthur Andersen LLP.

    The following exhibits:

1.         Exhibit 1
           (Exhibits required by paragraph A of the instructions to Form N-8B-2)
              (1)(a)  Certified copy of Resolution of the Board of Directors of Connecticut
                       Mutual Life Insurance Company authorizing the establishment of the
                       Separate Account.*
              (1)(b)  Directive signed by an executive officer of Connecticut Mutual life
                       Insurance Company, as authorized by the Board of Directors, establishing the Separate Account.*
                 (2)  Not Applicable.
              (3)(a)  Form of Underwriting Agreement between the Company and CMFS, LLC.*
                 (b)  Broker Dealer Selling Agreement.*
                 (c)  Registered Representative Agreement.*
                 (d)  Form of Underwriting and Servicing Agreement between MML and MMLISI.**
                 (4)  Not Applicable.
              (5)(a)  Form of Policy.*
                 (b)  Policy riders.*
                 (6)  Organizational documents of MML.
                 (a)  Articles of Incorporation.***
                 (b)  Bylaws.****
                 (7)  Not Applicable.
              (8)(a)  Form of Participation Agreement with Connecticut Mutual Financial
                       Services Series Fund I, Inc.*
                 (b)  Form of Participation Agreement with Variable Insurance Products Fund.*
                 (9)  Not Applicable.
                (10)  Form of Application.*
2.         Form of Policy and Policy riders are included in Exhibit 1 above.
3.         Opinion and consent of Counsel.**
4.         Not Applicable.
5.         Not Applicable.
6.         Opinion and consent of actuary.*
7.         Procedures Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) under the 1940 Act which includes conversion procedures pursuant to Rule 6e-3(T)(b)(13)(v)(B).*
8.         Consents of Independent Accountants.**
9.         Powers of Attorney**

------------------------
   * Incorporated herein by reference to the Form S-6 registration statement (File No. 33-78488) filed by the registrant on May 2, 1994.
  **Filed herewith.
 ***Incorporated  herein by  reference to exhibit  6(a) to the  initial Form N-4
    Registration Statement of Massachusetts Mutual's Variable Annuity Separate Account 2 (File No. 811-3351).
****Incorporated herein by reference to exhibit 6(b) to Amendment No. 11 to the Form N-4 Registration Statement of Panorama Separate Account (File No. 811-3215) (March 1, 1996).

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Initial Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the 1st day of March, 1996.

                                          CONNECTICUT MUTUAL VARIABLE LIFE
                                          SEPARATE ACCOUNT I

                                          MASSACHUSETTS MUTUAL LIFE INSURANCE
                                          COMPANY
                                                       (Depositor)

                                          By:

                                             -----------------------------------
                                          Thomas B. Wheeler, CHIEF EXECUTIVE
                                          OFFICER*
                                          Massachusetts Mutual Life Insurance
                                          Company

            /s/ RICHARD M. HOWE               On March 1, 1996, as Attorney-
-------------------------------------------   in-Fact pursuant to powers of
              *Richard M. Howe                attorney filed herewith.

    As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the duties indicated.

                      SIGNATURE                                         TITLE                         DATE
------------------------------------------------------  --------------------------------------  -----------------

     -------------------------------------------        Chief Executive Officer and Chairman      March 1, 1996
                  Thomas B. Wheeler*                     of the Board

                                                        Executive Vice President, Chief
     -------------------------------------------         Financial Officer & Chief Accounting     March 1, 1996
                Daniel J. Fitzgerald*                    Officer

     -------------------------------------------        Director                                  March 1, 1996
                  Roger G. Ackerman*

     -------------------------------------------        Director                                  March 1, 1996
                   James R. Birle*

     -------------------------------------------        Director                                  March 1, 1996
               Frank C. Carlucci, III*

     -------------------------------------------        Director                                  March 1, 1996
                  Gene Chao, Ph.D.*

     -------------------------------------------        Director                                  March 1, 1996
                Patricia Diaz Dennis*

                      SIGNATURE                                         TITLE                         DATE
------------------------------------------------------  --------------------------------------  -----------------

     -------------------------------------------        Director                                  March 1, 1996
                    Anthony Downs*

     -------------------------------------------        Director                                  March 1, 1996
                   James L. Dunlap*

     -------------------------------------------        Director                                  March 1, 1996
               William B. Ellis, Ph.D.*

     -------------------------------------------        Director                                  March 1, 1996
                   Robert M. Furek*

     -------------------------------------------        Director                                  March 1, 1996
                 Charles K. Gifford*

     -------------------------------------------        Director                                  March 1, 1996
                  William N. Griggs*

     -------------------------------------------        Director                                  March 1, 1996
                James G. Harlow, Jr.*

     -------------------------------------------        Director                                  March 1, 1996
                  George B. Harvey*

     -------------------------------------------        Director                                  March 1, 1996
                Barbara B. Hauptfuhrer

     -------------------------------------------        Director                                  March 1, 1996
                  Sheldon B. Lubar*

     -------------------------------------------        Director                                  March 1, 1996
                William B. Marx, Jr.*

     -------------------------------------------        Director                                  March 1, 1996
                   John F. Maypole*

     -------------------------------------------        Director                                  March 1, 1996
                Donald F. McCullough*

     -------------------------------------------        Director                                  March 1, 1996
                    John J. Pajak*

                      SIGNATURE                                         TITLE                         DATE
------------------------------------------------------  --------------------------------------  -----------------

     -------------------------------------------        Director                                  March 1, 1996
                 Barbara S. Preiskel*

     -------------------------------------------        Director                                  March 1, 1996
                 David E. Sams, Jr.*

     -------------------------------------------        Director                                  March 1, 1996
                   Alfred M. Zeien*

                  /s/Richard M. Howe                    On March 1, 1996, as Attorney-in-Fact
     -------------------------------------------         pursuant to powers of attorney filed
                   *Richard M. Howe                      herewith.

                               INDEX TO EXHIBITS

EXHIBIT                                                                                                          PAGE
---------                                                                                                        -----
 3(d).     For of Underwriting and Servicing Agreement between MML and MMLISI.
 3.        Opinion and Consent of Counsel.
 8(a).     Consent of Coopers & Lybrand L.L.P.
 8(b).     Consent of Arthur Andersen LLP
 9.        Powers of Attorney.